Exhibit 99.2

Execution Version

ARRANGEMENT AGREEMENT

SANDSTORM GOLD LTD.

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NOMAD ROYALTY COMPANY LTD.

May 1, 2022

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1	Definitions	1
1.2	Currency	22
1.3	Interpretation Not Affected by Headings	22
1.4	Knowledge	22
1.5	Extended Meanings, Etc.	22
1.6	Date of any Action	23
1.7	Accounting Matters	23
1.8	Statutes	23
1.9	Consent	23
1.10	Schedules	23

ARTICLE 2
THE ARRANGEMENT

2.1	The Arrangement and Effective Date	23
2.2	Implementation Steps by the Company	24
2.3	Implementation Steps by the Purchaser	25
2.4	Interim Order	27
2.5	Nomad Circular	28
2.6	Purchaser Circular	30
2.7	Final Order	31
2.8	Court Proceedings	32
2.9	Dissenting Nomad Shareholders	32
2.10	List of Securityholders	33
2.11	Securityholder Communications	33
2.12	Payment of Consideration	33
2.13	U.S. Securities Law Matters	34
2.14	U.S. Tax Matters	35
2.15	Adjustment to Consideration Regarding Distributions	36
2.16	Withholding Taxes	37
2.17	Nomad Options, Nomad DSUs, Nomad RSUs, Nomad PSUs and Nomad Warrants	37

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company	39
3.2	Representations and Warranties of the Purchaser	69
3.3	Survival of Representations and Warranties	92

ARTICLE 4
COVENANTS

4.1	Covenants of the Company Regarding the Conduct of Business	92
4.2	Covenants of the Purchaser Regarding the Conduct of Business	99

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4.3	Access to Information	103
4.4	Covenants of the Company Regarding the Arrangement	104
4.5	Covenants of the Purchaser Regarding the Performance of Obligations	105
4.6	Mutual Covenants	106
4.7	Covenants Related to Transaction Regulatory Approvals	107
4.8	Employment Matters	110
4.9	Indemnification and Insurance	110
4.10	Pre-Arrangement Reorganization	111
4.11	Exchange Delisting	112
4.12	Transaction Litigation	113

ARTICLE 5
ADDITIONAL AGREEMENTS REGARDING NON-SOLICITATION

5.1	Nomad Acquisition Proposals	113
5.2	Purchaser Non-Solicitation	118
5.3	Purchaser Board Recommendation	119
5.4	Termination Fee and Purchaser Termination Fee	119

ARTICLE 6
TERMINATION

6.1	Termination	122
6.2	Void upon Termination	124
6.3	Notice and Cure Provisions	124

ARTICLE 7
CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent	125
7.2	Additional Conditions Precedent to the Obligations of the Company	126
7.3	Additional Conditions Precedent to the Obligations of the Purchaser	127

ARTICLE 8
GENERAL

8.1	Notices	129
8.2	Assignment	130
8.3	Benefit of Agreement	130
8.4	Third Party Beneficiaries	130
8.5	Time of Essence	131
8.6	Public Announcements	131
8.7	Governing Law; Attornment; Service of Process	132
8.8	Entire Agreement	132
8.9	Amendment	132
8.10	Waiver and Modifications	133
8.11	Severability	133
8.12	Mutual Interest	133
8.13	Further Assurances	133

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8.14	Injunctive Relief	134
8.15	No Personal Liability	134
8.16	Counterparts	134

Schedule A - Form of Plan of Arrangement

Schedule B - Arrangement Resolution

Schedule C - Purchaser Shareholder Resolution

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of May 1, 2022

BETWEEN

SANDSTORM GOLD LTD.

a corporation existing under the laws of the Province of British Columbia (the “Purchaser”)

- and -

NOMAD ROYALTY COMPANY LTD.

a corporation existing under the federal laws of Canada (the “Company”).

WHEREAS the Purchaser and the Company wish to enter into a transaction providing for the acquisition by the Purchaser of all of the Nomad Shares (as defined herein);

WHEREAS the Purchaser and the Company intend to carry out the transactions contemplated by this Agreement by way of a plan of arrangement under the provisions of the CBCA (as defined herein);

AND WHEREAS the Nomad Board (as defined herein), following the recommendation of the Special Committee (as defined herein), has unanimously determined that the Arrangement is fair to the Nomad Shareholders (as defined herein) and that the Arrangement is in the best interests of the Company and has unanimously resolved, subject to the terms of this Agreement, to recommend that the Nomad Shareholders vote in favour of the Arrangement Resolution (as defined herein);

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a third party other than the Purchaser: (a) that is entered into in accordance with Section 5.1(c) hereof; (b) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement; (c) that does not permit the sharing of confidential information with potential co-bidders; and (d) that does not preclude or limit the ability of the Company to disclose information relating to such agreement or the negotiations contemplated thereby, to the Purchaser;

“Acquisition Agreement” has the meaning ascribed thereto in Section 5.1(e);

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement;

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act;

“Agreement” means this arrangement agreement (including the Schedules attached hereto), as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

“Antitrust Approvals” means any approval, clearance, filing or expiration or termination of a waiting period pursuant to which a transaction would be deemed to be unconditionally approved in relation to the transactions contemplated hereby under any Antitrust Law of any country or jurisdiction that the Parties agree, acting reasonably, is required, other than the Canadian Competition Approval;

“Antitrust Laws” means all applicable Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening or preventing competition through merger or acquisition;

“Arrangement” means the arrangement of the Company under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably;

“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Nomad Shareholders at the Nomad Meeting to approve the Arrangement, to be substantially in the form and content of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement to be filed in accordance with the CBCA evidencing the Arrangement;

“BaseCore” means BaseCore Metals LP;

“BaseCore Agreement” means the Asset Purchase and Sale Agreement between BaseCore and the Purchaser dated as of the date hereof;

“BaseCore Transaction” means the transactions contemplated by and among the Purchaser and BaseCore pursuant to which the Purchaser would acquire nine royalties and one stream from BaseCore, as described under the BaseCore Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“Blyvoor Mine” means the Blyvoor gold mine located 75 kilometres southwest of Johannesburg in Gauteng Province, Republic of South Africa, owned and operated by Blyvoor Gold (Pty) Ltd.;

“Blyvoor Stream Agreement” means the purchase and sale agreement (gold) dated August 30, 2018 between OMF Fund II SO Ltd. and Blyvoor Gold Capital (Pty) Ltd.;

“Breaching Party” has the meaning ascribed thereto in Section 6.3;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Montreal, Québec or Vancouver, British Columbia are authorized or required by applicable Law to be closed;

“Canadian Competition Approval” means that, in connection with the transactions contemplated by this Agreement, either: (a) the applicable waiting period under section 123 of the Competition Act shall have expired or have been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with subsection 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter; or (b) the Commissioner shall have issued an Advance Ruling Certificate and such Advance Ruling Certificate shall not have been rescinded or amended prior to the Effective Date;

“CBCA” means the Canada Business Corporations Act;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“commercially reasonable efforts” with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice without payment or incurrence of any material liability or obligation;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and includes any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition, and shall include the Competition Bureau;

“Competition Act” means the Competition Act (Canada) R.S.C. 1985, c. C-35, as amended, and the regulations promulgated thereunder;

“Confidentiality Agreement” means the confidentiality agreement between the Company and the Purchaser dated as of March 1, 2022;

“Consideration” means 1.21 Purchaser Shares for each Nomad Share;

“Consideration Shares” means the Purchaser Shares to be issued pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party, or any of its subsidiaries, is a party or by which a Party, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;

“Cormark” means Cormark Securities Inc.;

“Cormark Opinion” means the opinion of Cormark to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the implied value of the Consideration provided for pursuant to the Arrangement is fair, from a financial point of view, to the Nomad Shareholders;

“Court” means the Superior Court of Québec or other court as applicable;

“Deferred Payment Agreement” means the deferred payment agreement dated May 27, 2020 between the Company and Yamana Gold Inc.;

“Depositary” means Computershare Investor Services Inc. or any other trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Nomad Shares for the Consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Dissenting Nomad Shareholder” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Date” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Employee Plans” means all benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices relating to any current or former director, officer or employee of the Company other than benefit plans established pursuant to statute;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health, and any other environmental medium or natural resource);

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, orders, grants, instructions, registrations, directions, approvals, rulings, decisions, decrees, conditions, notifications, orders, demands or other authorizations, whether or not having the force of law, issued or required by any Governmental Authority pursuant to any Environmental Law;

“Environmental Laws” means Laws aimed at or relating to, or imposing liability or standards of conduct for or relating to, development, operation, reclamation or restoration of properties;

abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes;

“Exchange Ratio” means 1.21;

“Final Order” means the order of the Court approving the Arrangement under Section 192 of the CBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“First Nations Claims” means any and all claims (whether or not proven) by any person to or in respect of:

(a)	rights, title or interests of any First Nations Group by virtue of its status as a First Nations Group;

(b)	treaty rights;

(c)	Métis rights, title or interests; or

(d)	specific or comprehensive claims being considered by the Government of Canada,

and includes any alleged or proven failure of the Crown to satisfy any of its duties to any claimant of any of the foregoing, whether such failure is in respect of matters before, on or after the Effective Time;

“First Nations Group” means any Indian or Indian band (as those terms are defined in the Indian Act (Canada)), First Nation person or people, Métis person or people, or aboriginal person or people, native person or people, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal right (including aboriginal title), treaty right or any other aboriginal or Métis interest, and any person or group representing, or purporting to represent, any of the foregoing;

“First Nations Information” means any and all written documents or electronic and other communications and any oral communications respecting First Nations Claims, the issuance of any Permit that involve First Nations Claims and the duty to consult a First Nations Group;

“FSE” means the Frankfurt Stock Exchange;

“Governmental Authority” means (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX and NYSE;

“Greenstone Stream Agreement” means the gold purchase agreement dated October 28, 2021 between the Company and OMF Fund II (SC) Ltd.;

“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, mutagenic or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environmental Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cyanide, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material and any other material or substance that may impair the natural environment, the health of any individual, property or plant or animal life;

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

“Indemnified Parties” has the meaning ascribed thereto in Section 4.9(a);

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 192 of the CBCA as contemplated by Section 2.2(b), after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Nomad Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

“Investor Rights Agreement” means the investor rights agreement dated May 27, 2020 between the Company, Orion Mine Finance Fund II LP, Orion Mine Finance Fund III LP, OMF Fund II (LI) LP and Yamana Gold Inc.;

“Joint Venture” means, with respect to a Party, a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which the Party directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of the Party, and any subsidiary of any such entity;

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Litigation” has the meaning ascribed thereto in Section 4.1(m);

“Material Adverse Effect” means, with respect to any Party, any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise) or financial condition of the Party and its subsidiaries, taken as a whole, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(a)

any change in global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital or commodity market conditions, in each case whether national or global changes;

(b)

any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war (including any ongoing conflict involving Russia and Ukraine);

(c)

any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God, including in each of the aforementioned cases, any escalation or worsening thereof;

(d)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(e)	changes or developments affecting the global mining industry in general;

(f)	any changes in the price of gold, silver, copper or iron ore;

(g)	any generally applicable changes in IFRS after the date hereof;

(h)	the announcement or pendency of this Agreement or the transactions contemplated hereby, including any lawsuit in respect of this Agreement or the transactions contemplated hereby;

(i)	a change in the market price of the shares of a Party as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

(j)	the taking of any action required by, or the failure to take any action expressly prohibited by this Agreement; or

(k)

the failure of the person of its subsidiaries to meet any internal or published projections, forecast or estimates of, or guidance related to, revenues, earnings, cash flows or other financial metrics before, on or after the date hereof (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has otherwise occurred), provided, however, that each of clauses (a) through (g) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein disproportionately adversely affect a Party and its subsidiaries taken as a whole in comparison to other persons who operate in the royalty and streaming industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“material fact” has the meaning attributed to such term under the Securities Act;

“Mercedes Mine” means the Mercedes mine located in the state of Sonora in Mexico, owned and operated by Bear Creek Mining Corporation;

“MI 61-101” means Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” has the meaning attributed to such term under the Securities Act;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(o)(iii);

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

“Nomad Acquisition Proposal” means, other than the transactions contemplated by this Agreement, at any time, whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons beneficially owning Nomad Shares (or securities convertible into or exchangeable or exercisable for Nomad Shares) representing 20% or more of the Nomad Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, share issuance, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of the Company or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons of any assets of the Company and/or any interest in one or more of its subsidiaries (including shares or other equity interest of its subsidiaries) that are or that hold Nomad Royalty and Stream Interests or that individually or in the aggregate contribute 20% or more of the consolidated revenue of the Company and its subsidiaries or constitute or hold 20% or more of the fair market value of the assets of the Company and its subsidiaries (taken as a whole) in each case based on the consolidated financial statements of the Company most recently filed prior to such time as part of the Nomad Public Disclosure Record (or any sale, disposition, lease, license, earn-in, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, or (c) variation, amendment or modification or proposed variation, amendment or modification of any such proposal, inquiry, expression or indication of interest or offer (including, for greater certainty, variations, amendments or modifications after the date of this Agreement to any proposal, expression of interest or inquiry or offer that was made before the date of this Agreement);

“Nomad Assets” has the meaning ascribed thereto in Section 3.1(u)(ii);

“Nomad Board” means the board of directors of the Company;

“Nomad Board Recommendation” means the unanimous determination of the Nomad Board, after receiving advice from its financial advisors and outside legal counsel and following the receipt and review of a unanimous recommendation from the Special Committee, that the Arrangement is in the best interests of Nomad and the unanimous recommendation of the Nomad Board to Nomad Shareholders that they vote in favour of the Arrangement Resolution;

“Nomad Budget” means the Company draft budget for the twelve months period ending on December 31, 2022 attached to the Nomad Disclosure Letter;

“Nomad Change of Recommendation” has the meaning ascribed thereto in Section 6.1(c)(i);

“Nomad Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to the Nomad Shareholders in connection with the Nomad Meeting, including any amendments or supplements thereto;

“Nomad Credit Agreement” means the amended and restated credit agreement dated September 13, 2021 among, inter alios, the Company, as borrower, The Bank of Nova Scotia, as administrative agent, and the lenders from time to time party thereto, for a US$125 million revolving credit facility, with an option to increase, subject to certain conditions, to US$150 million, as may be further amended, restated, supplemented, modified, replaced or renewed from time to time;

“Nomad Diligence Information” means the documents provided or made available to the Purchaser by the Company following execution of the Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement, including (i) all documents included in the Nomad Public Disclosure Record and (ii) all information, books, maps, records, reports, files, data, models, papers or other records or documents relating to the Company and its subsidiaries or their respective businesses, contained in the virtual data room made available to the Purchaser as in effect at 5:00 p.m. (Eastern time) on May 1, 2022 hosted at the weblink: [Data Room Link Redacted];

“Nomad Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Company and delivered to and accepted by the Purchaser concurrently with the execution of this Agreement;

“Nomad DRIP” means the dividend reinvestment plan of the Company, as described in the Nomad Public Disclosure Record;

“Nomad DSU Holder” means a holder of one or more Nomad DSUs;

“Nomad DSU Plan” means the deferred share unit plan of the Company effective May 29, 2020;

“Nomad DSUs” means the outstanding deferred share units issued under the Nomad DSU Plan, as listed in the Nomad Disclosure Letter;

“Nomad Equity Compensation Plans” means collectively, the Nomad Option Plan, the Nomad Legacy Option Plan, the Nomad Share Unit Plan and the Nomad DSU Plan;

“Nomad Financial Advisor” means National Bank Financial Inc.;

“Nomad Financial Advisor Opinion” means the opinion of the Nomad Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Nomad Shareholders under the Arrangement is fair, from a financial point of view, to the Nomad Shareholders;

“Nomad Financial Statements” means the audited financial statements of the Company as at, and for the years ended, December 31, 2021 and December 31, 2020 including the notes thereto;

“Nomad Fundamental Representations” means the representation and warranties of the Company set forth in Sections 3.1(a) [Organization and Qualification], 3.1(d) [Authority Relative to this Agreement]; and 3.1(u)(i), 3.1(u)(ii) and 3.1(u)(iii);

“Nomad Legacy Option Plan” means the amended and restated stock option plan adopted by Guerrero Ventures Inc. (as the Company then was) on October 28, 2009;

“Nomad Material Contract” means any Contract to which the Company or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Material Adverse Effect, and shall include, without limitation, the following: (a) each of the Nomad Royalty and Stream Agreements, the Investor Rights Agreement, the Deferred Payment Agreement, and such other agreements or Contracts as set out in the Nomad Disclosure Letter; (b) any lease of real property by the Company or any of its subsidiaries, as tenant, with third parties; (c) any Contract under which the Company or any of its subsidiaries is obliged to make payments, or receives payments in excess of US$5 million in the aggregate; (d) any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or Joint Venture; (e) any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of the Company or any of its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or any of its subsidiaries; (f) any Contract under which indebtedness of the Company or any of its subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of the Company or any of its subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness in excess of US$5 million; (g) any Contract under which the Company or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any person; (h) any Contract restricting the incurrence of indebtedness by the Company or any of its subsidiaries or the incurrence of Liens on any properties or securities of the Company or its subsidiaries or restricting the payment of dividends or other distributions; (i) any Contract that purports to limit in any material respect the right of the Company or any of its subsidiaries to (A) engage in any line of business or (B) compete with any person or operate or acquire assets in any location; (j) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, the Nomad Royalty and Stream Interests or any property or asset with a fair market value in excess of US$5 million, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated; (k) any Contract entered into in the last 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of US$5 million, in each case other than in the ordinary course of business; (l) any Contract providing for indemnification by the Company or any of its subsidiaries, other than Contracts which provide for indemnification obligations of less than US$5 million; (m) any standstill or similar Contract to which the Company or any of its subsidiaries is a party currently restricting the ability of the Company to offer to purchase or purchase the assets or equity securities of another person; (n) that is a material agreement with a Governmental Authority; or (o) any other Contract that is or would reasonably be expected to be material to the Company or any of its subsidiaries;

“Nomad Meeting” means the special meeting of the Nomad Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Nomad Option In-The-Money Amount” in respect of a Nomad Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Nomad Shares that a holder is entitled to acquire on exercise of such Nomad Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Nomad Shares;

“Nomad Option Plan” means the stock option plan of the Company effective May 29, 2020;

“Nomad Optionholder” means a holder of one or more Nomad Options;

“Nomad Options” means stock options to acquire Nomad Shares granted pursuant to or otherwise subject to the Nomad Option Plan or the Nomad Legacy Option Plan, as listed in the Nomad Disclosure Letter;

“Nomad Permitted Dividends” means, in respect of the Nomad Shares, regular quarterly dividends declared from time to time by the Nomad Board in the ordinary course of business, not exceeding $0.05 per Nomad Share per quarter, with a record date occurring on or after the date of this Agreement and prior to the Effective Date;

“Nomad PSU Holder” means a holder of one or more Nomad PSUs;

“Nomad PSUs” means performance share units issued under the Nomad Share Unit Plan, as listed in the Nomad Disclosure Letter;

“Nomad Public Disclosure Record” means all documents filed by or on behalf of the Company on the System for Electronic Document Analysis Retrieval (“SEDAR”) since January 1, 2020 and prior to the date hereof that are publicly available on the date hereof;

“Nomad Royalty and Stream Agreements” means the definitive agreements pursuant to which the Company holds or proposes to hold the Nomad Royalty and Stream Interests and includes, for certainty, the Platreef Stream Agreement and Greenstone Stream Agreement, and any ancillary documentation relating to the Nomad Royalty and Stream Interests or agreements relating to any security interests granted thereunder;

“Nomad Royalty and Stream Interests” means the royalty, streaming, net profit, production payment or other interests of the Company in any mining or development projects, as listed in Section 3.1(u)(i) of the Nomad Disclosure Letter, including, for greater certainty, the stream interests to be acquired by the Company pursuant to the Platreef Stream Agreement and Greenstone Stream Agreement;

“Nomad RSU Holder” means a holder of one or more Nomad RSUs;

“Nomad RSUs” means restricted share units issued under the Nomad Share Unit Plan, as listed in the Nomad Disclosure Letter;

“Nomad Senior Management” means the Chair of the Board, Director and Chief Executive Officer, the Director and Chief Investment Officer, and the Chief Financial Officer and Corporate Secretary of the Company;

“Nomad Share Unit Plan” means the share unit plan of the Company effective May 29, 2020;

“Nomad Shareholder” means a holder of one or more Nomad Shares;

“Nomad Shares” means the common shares without par value in the capital of the Company;

“Nomad Superior Proposal” means a bona fide Nomad Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” in the definition of “Nomad Acquisition Proposal” shall be changed to “100%”) made in writing on or after the date of this Agreement by a person or persons acting jointly (other than the Purchaser and its affiliates) that did not result from a breach of Article 5 and which or in respect of which:

(a)

the Nomad Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Nomad Acquisition Proposal would, taking into account all of the terms and conditions of such Nomad Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which (i) is in the best interests of the Company; and (ii) is superior to the Nomad Shareholders from a financial point of view than the Arrangement (taking into account any amendments to this Agreement and the Arrangement proposed by the Purchaser pursuant to Section 5.1(f));

(b)	is made available to all of the Nomad Shareholders on the same terms and conditions;

(c)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d)	is not subject to any due diligence and/or access condition; and

(e)

the Nomad Board has determined in good faith, after consultation with financial advisors and outside legal counsel, is capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Nomad Acquisition Proposal and the person making such Nomad Acquisition Proposal;

“Nomad Support Agreements” means the voting and support agreements dated as of the date hereof between the Purchaser and the Supporting Nomad Shareholders and other voting and support agreements that may be entered into after the date hereof by the Purchaser and other shareholders of the Company, which agreements provide that such shareholders shall, among other things, vote all Nomad Shares, of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Nomad Shares and Nomad Options, as applicable;

“Nomad Underlying Mineral Properties” means the mineral properties or assets underlying the Nomad Royalty and Stream Interests;

“Nomad Warrant Holder” means a holder of one or more Nomad Warrants;

“Nomad Warrants” means Nomad Share purchase warrants of the Company described in the Nomad Disclosure Letter;

“NYSE” means the New York Stock Exchange;

“Operator” or “Operators” has, for the purposes of Section 3.1, the meaning ascribed thereto in Section 3.1(u)(ix), and, for the purposes of Section 3.2, the meaning ascribed thereto in Section 3.2(v)(vi);

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement;

“Outside Date” means the later of: (i) September 28, 2022; (ii) 30 days following the date of the Nomad Meeting; or (iii) such later date as may be agreed to in writing by the Parties;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A, as amended, modified or supplemented from time to time in accordance with this Agreement and Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

“Platreef Stream Agreement” means the gold stream agreement dated December 7, 2021 between the Company, OMF Fund III (Ra) LLC, Orion Merchant Services LLC, Ivanplats (Pty) Ltd, Ivanhoe Mines SA (Pty) Ltd and Ivanplats Holdings S.a.r.l.;

“Pre-Arrangement Reorganization” has the meaning ascribed to it in Section 4.10;

“Proceedings” has, in respect of any Party, the meaning ascribed thereto in Section 3.1(r);

“Purchaser Acquisition Proposal” means, other than the transactions contemplated by this Agreement, at any time, whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons beneficially owning Purchaser Shares (or securities convertible into or exchangeable or exercisable for Purchaser Shares) representing 20% or more of the Purchaser Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, share issuance, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of the Purchaser or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons of any assets of the Purchaser and/or any interest in one or more of its subsidiaries (including shares or other equity interest of its subsidiaries) that individually or in the aggregate contribute 20% or more of the consolidated revenue of the Purchaser and its subsidiaries or constitute or hold 20% or more of the fair market value of the assets of the Purchaser and its subsidiaries (taken as a whole) in each case based on the consolidated financial statements of the Purchaser most recently filed prior to such time as part of the Purchaser Public Disclosure Record (or any sale, disposition, lease, license, earn-in, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, or (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing;

“Purchaser Assets” means all of the Purchaser’s properties and assets of any nature whatsoever and all benefits derived therefrom, including all the properties and assets (including, without limitation, the Purchaser Royalty and Stream Interests) reflected in the balance sheet forming part of the Purchaser Public Disclosure Record;

“Purchaser Board” means the board of directors of the Purchaser;

“Purchaser Board Recommendation” means the unanimous determination of the Purchaser Board, after consultation with its financial advisors and its outside legal counsel, that the Arrangement is in the best interests of the Purchaser and the unanimous recommendation of the Purchaser Board to Purchaser Shareholders that they vote in favour of the Purchaser Shareholder Resolution;

“Purchaser Credit Agreement” means the third amended and restated credit agreement dated October 6, 2021, as supplemented by the commitment letter dated April 29, 2022;

“Purchaser Change of Recommendation” has the meaning ascribed thereto in Section 5.3;

“Purchaser Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to the Purchaser Shareholders in connection with the Purchaser Meeting, including any amendments or supplements thereto;

“Purchaser Diligence Information” means the documents provided or made available to the Company by the Purchaser following execution of the Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence in connection with the

Arrangement, including (i) all documents included in the Purchaser Public Disclosure Record and (ii) all information, books, maps, records, reports, files, data, models, papers or other records or documents relating to the Company and its subsidiaries or their respective businesses, contained in the virtual data room made available to the Company as in effect at 5:00 p.m. (Eastern time) on May 1, 2022 hosted at the weblink: [Data Room Link Redacted];

“Purchaser Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Purchaser and delivered to and accepted by the Company concurrently with the execution of this Agreement;

“Purchaser Equity Compensation Plans” means collectively, the Purchaser Option Plan and the Purchaser Restricted Share Plan;

“Purchaser Financial Advisor” means BMO Nesbitt Burns Inc.;

“Purchaser Financial Advisor Opinion” means the written opinion of the Purchaser Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid to the Nomad Shareholders under the Arrangement is fair, from a financial point of view, to the Purchaser;

“Purchaser Financial Statements” means the audited financial statements of the Purchaser as at, and for the years ended, December 31, 2021 and December 31, 2020 including the notes thereto;

“Purchaser Fundamental Representations” means the representation and warranties of the Purchaser set forth in Sections 3.2(a) [Organization and Qualification] and 3.2(b) [Authority Relative to this Agreement];

“Purchaser Material Contract” means any Contract to which the Purchaser or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Material Adverse Effect, and shall include, without limitation, the following: (a) each of the Purchaser Royalty and Stream Agreements, the Purchaser Credit Agreement, and such other agreements or Contracts as set out in Section 3.2(aa) of the Purchaser Disclosure Letter; (b) any Contract under which the Purchaser or any of its subsidiaries is obliged to make payments, or receives payments in excess of US$50 million in the aggregate; (d) any partnership, limited liability Purchaser agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or Joint Venture; (e) any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of the Purchaser or any of its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Purchaser or any of its subsidiaries; (f) any Contract under which indebtedness of the Purchaser or any of its subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of the Purchaser or any of its subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness in excess of US$50 million; (g) any Contract under which the Purchaser or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any person; (h) any Contract restricting the incurrence of indebtedness by the Purchaser or any of its subsidiaries or the incurrence of Liens on any properties or securities of the Purchaser or its subsidiaries or restricting the payment of dividends or other distributions; (i) any Contract that purports to limit in any material respect the right of the Purchaser or any of its subsidiaries to (A) engage in any line of business or (B) compete with any person or operate or acquire assets in any location; (j) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, the Purchaser Royalty and Stream Interests or any property or asset with a fair market value in excess of US$50 million, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated; (k) any Contract entered into in the last 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of US$50 million, in each case other than in the ordinary course of business; (l) any Contract providing for indemnification by the Purchaser or any of its subsidiaries, other than Contracts which provide for indemnification obligations of less than US$50 million; (m) any standstill or similar Contract to which the Purchaser or any of its subsidiaries is a party currently restricting the ability of the Purchaser to offer to purchase or purchase the assets or equity securities of another person; (n) that is a material agreement with a Governmental Authority; or (o) any other Contract that is or would reasonably be expected to be material to the Purchaser or any of its subsidiaries;

“Purchaser Meeting” means the special meeting of the Purchaser Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law for the purpose of considering and, if thought fit, approving the Purchaser Shareholder Resolution;

“Purchaser Options” means stock options to acquire Purchaser Shares granted pursuant to or otherwise subject to the Purchaser Option Plan, as listed in the Purchaser Disclosure Letter;

“Purchaser Option Plan” means the stock option plan of the Purchaser last approved by Purchaser Shareholders on June 8, 2016, as amended from time to time;

“Purchaser Pending Transactions” has the meaning ascribed to it under Section 4.2(a);

“Purchaser Permitted Dividends” means, in respect of the Purchaser Shares, regular quarterly dividends declared from time to time by the Purchaser Board in the ordinary course of business, not exceeding $0.02 per Purchaser Share per quarter, with a record date occurring on or after the date of this Agreement and prior to the Effective Date;

“Purchaser Public Disclosure Record” means all documents filed by or on behalf of the Purchaser on SEDAR since January 1, 2020 and prior to the date hereof that are publicly available on the date hereof;

“Purchaser Restricted Share Rights” or “Purchaser RSRs” means rights to acquire Purchaser Shares granted pursuant to or otherwise subject to the Purchaser Restricted Share Plan, as listed in the Purchaser Disclosure Letter;

“Purchaser Restricted Share Plan” means the restricted share plan of the Purchase effective April 4, 2011, as amended from time to time;

“Purchaser Royalty and Stream Agreements” means the definitive agreements pursuant to which the Purchaser holds or proposes to hold the Purchaser Royalty and Stream Interests and any ancillary documentation relating to the Purchaser Royalty and Stream Interests or agreements relating to any security interests granted thereunder;

“Purchaser Royalty and Stream Interests” means the royalty, streaming, net profit, production payment or other interests of the Purchaser in any mining or development projects, as listed in Section 3.2(v)(i) of the Purchaser Disclosure Letter;

“Purchaser Senior Management” means President and Chief Executive Officer and the Chief Financial Officer of the Purchaser;

“Purchaser Shareholder” means a holder of one or more Purchaser Shares;

“Purchaser Shares” means common shares in the capital of the Purchaser;

“Purchaser Shareholder Resolution” means the ordinary resolution to be considered and, if thought fit, passed by the Purchaser Shareholders at the Purchaser Meeting to approve the issuance by the Purchaser of the Purchaser Shares pursuant to the Plan of Arrangement, to be substantially in the form and content of Schedule C hereto;

“Purchaser Superior Proposal” means a bona fide Purchaser Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” in the definition of “Purchaser Acquisition Proposal” shall be changed to “100%”) made in writing on or after the date of this Agreement by a person or persons acting jointly (other than the Company and its affiliates) that did not result from a breach of Article 5 and which or in respect of which the Purchaser Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Purchaser Acquisition Proposal would, taking into account all of the terms and conditions of such Purchaser Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which (i) is in the best interest of the Purchaser; and (ii) would provide superior financial benefits to the Purchaser than those which are anticipated to be provided by the Arrangement;

“Purchaser Support Agreements” means the voting and support agreements dated as of the date hereof between the Company and the Supporting Purchaser Shareholders and other voting and support agreements that may be entered into after the date hereof by the Company and other shareholders of the Purchaser, which agreements provide that such shareholders shall, among other things, vote all Purchaser Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Purchaser Shareholder Resolution and not dispose of their Purchaser Shares;

“Purchaser Termination Fee Event” has the meaning ascribed thereto in Section 5.4(b);

“Purchaser Termination Fee” has the meaning ascribed thereto in Section 5.4(d);

“Purchaser Underlying Mineral Properties” has the meaning ascribed thereto under Section 3.2(v)(iv);

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters;

“Replacement Option” has the meaning ascribed thereto in Section 2.17(a)(i);

“Replacement Option In-The-Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option immediately after the Effective Time exceeds the aggregate exercise price to acquire such Purchaser Shares;

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors);

“Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“RNP” means Royalty North Partners Ltd.;

“Sanctioned Person” means (i) any person identified in any Sanctions Law-related list of designated persons maintained by the Government of Canada or other Sanctions Laws authorities, (ii) any person located, incorporated, or resident in a country where investments, dealings, activities, or transactions with Persons in that country are in violation of Sanctions Laws, or (iii) any person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a person described in clause (i) or (ii) to the extent the owned or controlled person is itself subject to the restrictions or prohibitions as the person described in clause (i) or (ii);

“Sanctions Laws” means economic and financial sanctions Laws administered, enacted or enforced from time to time by the Government of Canada, United States, European Union, United Kingdom, or United Nations Security Council;

“Securities Act” means the Securities Act (Québec) and the rules, regulations and published policies made thereunder;

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws;

“Special Committee” means the special committee established by the Nomad Board in connection with the transactions contemplated by this Agreement;

“Spin-off Transaction” means the transactions contemplated by the Spin-off Agreements;

“Spin-off Agreements” means the binding letter of intent dated February 17, 2022 between the Purchaser and RNP and announced by the Purchaser on February 17, 2022, as amended by the amended and restated binding letter of intent between the Purchaser and RNP dated as of the date hereof;

“subsidiary” or “subsidiaries” means, with respect to a specified entity, any:

(a)

corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)

partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Superior Proposal Notice Period” has the meaning ascribed thereto in Section 5.1(f)(ii);

“Supporting Nomad Shareholders” means, collectively, Orion Mine Finance Fund II LP, Orion Mine Finance Fund III LP, the directors of the Company and the Nomad Senior Management who have entered into Nomad Support Agreements;

“Supporting Purchaser Shareholders” means, collectively, the directors of the Purchaser and the Purchaser Senior Management who have entered into Purchaser Support Agreements;

“Tax” or “Taxes” means (a) any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums, Canada and other government pension plan premiums or contributions, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not, and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes by contract or otherwise;

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder;

“Termination Fee” has the meaning ascribed thereto in Section 5.4(c);

“Termination Fee Event” has the meaning ascribed thereto in Section 5.4(a);

“Termination Notice” has the meaning ascribed thereto in Section 6.3;

“Transaction Litigation” means any Proceeding (other than a Proceeding relating to any Transaction Regulatory Approval or other Regulatory Approval) asserted or commenced by, on behalf of or in the name of, a third party against or otherwise involving the Company, the Purchaser, the Nomad Board or the Purchaser Board and any committee thereof, or any of the Company’s or the Purchaser’s directors or officers relating directly or indirectly to the Arrangement, this Agreement or any of the other transactions contemplated hereby (including any such Proceeding based on allegations that the entry into this Agreement by the Company or by the Purchaser or the terms and conditions of the Arrangement, this Agreement or any of the other transactions contemplated hereby constituted a breach of the fiduciary duties of any director or any officer of the Purchaser or the Company);

“Transaction Regulatory Approvals” means, the Canadian Competition Approval, the necessary conditional approvals and equivalent approvals, as the case may be, of the TSX and the NYSE and, collectively, and in each case to the extent it has been agreed by the Parties in accordance with Section 4.7 hereof that such approval shall be obtained, the Antitrust Approvals and the Regulatory Approvals;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder; and

“U.S. Treasury Regulations” means the treasury regulations under the Code.

1.2	Currency

Except where otherwise specified, (a) all references to currency herein are to lawful money of Canada and “$” refers to Canadian dollars; and (b) “US$” refers to United States dollars.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

1.4	Knowledge

Any reference in this Agreement to the “knowledge” of the Company, means to the actual knowledge and information of the Nomad Senior Management after making due inquiry regarding the relevant matter. Any reference in this Agreement to the “knowledge” of the Purchaser, means to the actual knowledge and information of the Purchaser Senior Management after making due inquiry regarding the relevant matter.

1.5	Extended Meanings, Etc.

Unless the context otherwise requires, words importing the singular number only include the plural and vice versa; words importing any gender include all genders. The terms “including” or “includes” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified, supplemented or consolidated, including, in the case of Contracts or instruments, by waiver or consent and, in the case of Laws, by succession of comparable successor Laws, and all attachments thereto and instruments incorporated therein and, in the case of statutory Laws, all rules and regulations made thereunder.

1.6	Date of any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.

1.8	Statutes

Any reference to a statute refers to such statute and all rules and regulations made or promulgated under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.9	Consent

If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

1.10	Schedules

The following are the Schedules to this Agreement:

Schedule A - Form of Plan of Arrangement

Schedule B - Form of Arrangement Resolution

Schedule C - Form of Purchaser Shareholder Resolution

ARTICLE 2

THE ARRANGEMENT

2.1	The Arrangement and Effective Date

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. Subject to the terms and conditions of this Agreement, on or prior to the Effective Date, the Articles of Arrangement shall be filed by the Company with the Director. From and after the Effective Time, the steps to be carried out pursuant to the Arrangement shall become effective in accordance with the Plan of Arrangement. The closing of the transactions contemplated hereby and by the Plan of Arrangement will take place electronically at 8:00 a.m. (Eastern time) on the Effective Date at the offices in Toronto, Ontario of Cassels Brock & Blackwell LLP, or at such other time on the Effective Date or such other place as may be agreed to by the Parties. The Effective Date shall occur following the satisfaction or waiver (subject to applicable Laws) of the last of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date). The Arrangement shall be effective at the Effective Time on the Effective Date.

2.2	Implementation Steps by the Company

The Company covenants in favour of the Purchaser that, subject to the terms of this Agreement, the Company will:

(a)

subject to compliance with applicable Securities Laws, prior to the next opening of markets in Toronto following the execution of this Agreement, issue a news release announcing the entering into of this Agreement and other related matters referred to in Section 4.4(a), which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably, and, thereafter, file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws;

(b)

as soon as reasonably practicable after the execution of this Agreement, but in any event, in sufficient time to permit the Nomad Meeting to be convened in accordance with Section 2.2(d) below, apply to, and have the hearing for the Interim Order before the Court pursuant to Section 192 of the CBCA in a manner and form acceptable to the Purchaser, acting reasonably, and thereafter proceed with such application and diligently pursue obtaining the Interim Order;

(c)

in consultation with the Purchaser, fix and publish the record date for the Nomad Shareholders entitled to receive notice of and vote at the Nomad Meeting as promptly as practicable and shall use commercially reasonable efforts to set such record date as the same record date used for the Purchaser Shareholders in respect of the Purchaser Meeting;

(d)

lawfully convene and hold the Nomad Meeting in accordance with the Interim Order, the Company’s articles and by-laws and applicable Laws, as soon as reasonably practicable after the Interim Order is issued and, subject to the Purchaser’s compliance with Section 2.5(e), in any event, not later than August 12, 2022, for the purpose of having the Nomad Shareholders consider the Arrangement Resolution, shall use its commercially reasonable efforts to schedule the Nomad Meeting to occur on the same day as and prior to the Purchaser Meeting, and will not, unless the Purchaser otherwise consents in writing, adjourn, postpone or cancel the Nomad Meeting or propose to do any of the foregoing except:

(i)	for an adjournment as required for quorum purposes or by applicable Law or a Governmental Authority; or

(ii)	as required or permitted under Section 5.1(i) or Section 6.3;

(e)

subject to the terms of this Agreement, use its commercially reasonable efforts to solicit from the Nomad Shareholders proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks (without the Purchaser’s consent) to hinder or delay the Arrangement Resolution and the completion of the transactions contemplated by this Agreement, recommend to all Nomad Shareholders that they vote in favour of the Arrangement Resolution, and take all other actions that are commercially reasonably necessary or desirable to obtain the approval of the Arrangement by the Nomad Shareholders;

(f)

advise the Purchaser as reasonably requested, and on a daily basis commencing 10 Business Days prior to the Nomad Meeting, as to the aggregate tally of the proxies and votes received in respect of the Nomad Meeting and all matters to be considered at the Nomad Meeting;

(g)

consult with the Purchaser in fixing the date of the Nomad Meeting, promptly provide the Purchaser with any notice relating to the Nomad Meeting and allow Representatives of the Purchaser to attend the Nomad Meeting;

(h)

not change the record date for the Nomad Shareholders entitled to vote at the Nomad Meeting in connection with any adjournment or postponement of the Nomad Meeting unless required by Law or the Company’s by-laws; and

(i)

subject to obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) by the applicable Party or Parties in whose favour the condition is stipulated of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, and, in any event, not later than two Business Days thereafter, send to the Director under the CBCA, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be necessary to give effect to the Arrangement, provided, however, (a) that the Articles of Arrangement shall not be sent to the Director, for endorsement and filing by the Director, except as contemplated hereby or with the Purchaser’s prior written consent, and (b) that, if on the date the Company would otherwise be required to file the Articles of Arrangement, a Party has delivered a Termination Notice, the Company shall not file the Articles of Arrangement with the Director until the Breaching Party has cured the breaches of representations, warranties, covenants or other matters specified in the Termination Notice.

2.3	Implementation Steps by the Purchaser

The Purchaser covenants in favour of the Company that, subject to the terms of this Agreement, the Purchaser will:

(a)

subject to compliance with applicable Securities Laws, prior to the next opening of markets in Toronto following the execution of this Agreement issue a news release announcing the entering into of this Agreement and other related matters referred to in Section 4.5(a), which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably, and, thereafter, file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws;

(b)

in consultation with the Company, fix and publish the record date for the Purchaser Shareholders entitled to receive notice of and vote at the Purchaser Meeting as promptly as practicable and shall use commercially reasonable efforts to set such record date as the same record date used for the Nomad Shareholders in respect of the Nomad Meeting;

(c)

lawfully convene and hold the Purchaser Meeting in accordance with the Purchaser’s articles and notice of articles and applicable Laws, as soon as reasonably practicable and, subject to the Company’s compliance with Section 2.6(e), in any event, not later than August 12, 2022, for the purpose of having the Purchaser Shareholders consider the Purchaser Shareholder Resolution, and shall use its commercially reasonable efforts to schedule the Purchaser Meeting to occur on the same day as and following the Nomad Meeting, and will not, unless the Company otherwise consents in writing, adjourn, postpone or cancel the Purchaser Meeting or propose to do any of the foregoing except:

(i)	for an adjournment as required for quorum purposes or by applicable Law or a Governmental Authority; or

(ii)	as required or permitted under Section 6.3;

(d)

subject to the terms of this Agreement, use commercially reasonable efforts to solicit from the Purchaser Shareholders proxies in favour of the approval of the Purchaser Shareholder Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks (without the Company’s consent) to hinder or delay the Purchaser Shareholder Resolution or the completion of the transactions contemplated by this Agreement, recommend to all Purchaser Shareholders that they vote in favour of the Purchaser Shareholder Resolution, and take all other actions that are commercially reasonably necessary or desirable to obtain the approval of the Purchaser Shareholder Resolution by the Purchaser Shareholders;

(e)

advise the Company as reasonably requested, and on a daily basis commencing 10 Business Days prior to the Purchaser Meeting, as to the aggregate tally of the proxies and votes received in respect of the Purchaser Meeting and all matters to be considered at the Purchaser Meeting;

(f)	promptly provide the Company with any notice relating to the Purchaser Meeting and allow Representatives of the Company to attend the Purchaser Meeting;

(g)

not change the record date for the Purchaser Shareholders entitled to vote at the Purchaser Meeting in connection with any adjournment or postponement of the Purchaser Meeting unless required by Law or the Purchaser’s articles; and

(h)

cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order and, subject to the Company obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) by the applicable Party or Parties in whose favour the condition is stipulated of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Arrangement and carry out the terms of the Plan of Arrangement applicable to each of them prior to the Outside Date.

2.4	Interim Order

The application referred to in Section 2.2(b) shall, unless the Company and the Purchaser otherwise agree, include a request that the Interim Order provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Nomad Meeting and for the manner in which such notice is to be provided;

(b)

confirmation of the record date for the purposes of determining the Nomad Shareholders entitled to receive notice of and vote at the Nomad Meeting (which date shall be fixed and published by the Company in consultation with the Purchaser);

(c)

that the Nomad Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval by the Court and without the necessity of first convening the Nomad Meeting or first obtaining any vote of the Nomad Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the Nomad Board may determine is appropriate in the circumstances;

(d)

that the record date for the Nomad Shareholders entitled to receive notice of and to vote at the Nomad Meeting will not change in respect of or as a consequence of any adjournment or postponement of the Nomad Meeting, unless required by Law;

(e)

that the requisite and sole approval of the Arrangement Resolution will be: (i) 66 2⁄3% of the votes cast on the Arrangement Resolution by the Nomad Shareholders present in person or represented by proxy and entitled to vote at the Nomad Meeting, and (ii) if required, a simple majority of the votes cast on the Arrangement Resolution by Nomad Shareholders present in person or represented by proxy and entitled to vote at the Nomad Meeting, excluding for the purposes of (ii) the votes for Nomad Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(f)	that in all other respects, the terms, conditions and restrictions of the Company’s constating documents, including quorum requirements and other matters shall apply with respect to the Nomad Meeting;

(g)

that the Parties intend to rely upon the exemption from registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder, for the issuance of the Consideration Shares and Replacement Options, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to Nomad Shareholders and Nomad Optionholders who are entitled to receive Consideration Shares and Replacement Options, as applicable, pursuant to the Arrangement, and based on the Court’s approval of the Arrangement;

(h)	for the grant of Dissent Rights to the Nomad Shareholders who are registered holders of Nomad Shares as contemplated in the Plan of Arrangement; and

(i)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

and, subject to the consent of the Company (such consent not to be unreasonably withheld or delayed) the Company shall also request that the Interim Order provide for such other matters as the Purchaser may reasonably require.

2.5	Nomad Circular

(a) Subject to the Purchaser complying with Section 2.5(e), the Company will, in consultation with the Purchaser:

(i)

as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Nomad Circular together with any other documents required by the CBCA and other applicable Laws in connection with the approval of the Arrangement Resolution by the Nomad Shareholders at the Nomad Meeting; and

(ii)

as soon as reasonably practicable after the issuance of the Interim Order, cause the Nomad Circular to be sent to the Nomad Shareholders in compliance with the Interim Order and the accelerated timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and filed as required by the Interim Order and applicable Laws.

(b) The Company shall ensure that the Nomad Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Nomad Circular (including with respect to any information incorporated therein by reference) will not contain any Misrepresentation (other than in each case with respect to any information furnished by the Purchaser) and will provide the Nomad Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Nomad Meeting.

(c) The Company shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Nomad Circular and the Purchaser Circular and to the identification in the Nomad Circular and the Purchaser Circular of each such advisor.

(d) The Company and the Purchaser will cooperate in the preparation, filing and mailing of the Nomad Circular. The Company will provide the Purchaser and its legal counsel with an opportunity to review and comment on all drafts of the Nomad Circular and other documents related thereto prior to filing the Nomad Circular with applicable Governmental Authorities and printing and mailing the Nomad Circular to the Nomad Shareholders and will give reasonable consideration to such comments. All information relating solely to the Purchaser included in the Nomad Circular shall be provided by the Purchaser in accordance with Section 2.5(e) and shall be in form and content satisfactory to the Purchaser, acting reasonably, and the Nomad Circular will include: (i) a statement that the Special Committee has unanimously, after receiving advice from financial advisors and outside legal counsel in evaluating the Arrangement, recommended that the Nomad Board approve this Agreement and the Arrangement; (ii) a statement that the Nomad Board has unanimously, after receiving advice from financial advisors and outside legal counsel in evaluating the Arrangement, determined that the Arrangement is fair to the Nomad Shareholders and in the best interests of the Company; (iii) the unanimous recommendation of the Nomad Board that the Nomad Shareholders vote in favour of the Arrangement Resolution and the rationale for that recommendation; (iv) copies of the Nomad Financial Advisor Opinion and the Cormark Opinion; and (v) a statement that each of the Supporting Nomad Shareholders has signed a Nomad Support Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Nomad Shares in favour of the Arrangement Resolution.

(e) The Purchaser will, in a timely manner, furnish the Company with all such information regarding the Purchaser (including information regarding the Spin-off Transaction, and using its best efforts to furnish information regarding the BaseCore Transaction) as may be required to be included in the Nomad Circular pursuant to applicable Laws and any other documents related thereto, and shall ensure that such information does not contain any Misrepresentation. The Purchaser hereby indemnifies and saves harmless the Company and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and reasonable expenses to which the Company or any of its Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the Nomad Circular that was provided by the Purchaser or its Representatives specifically for inclusion therein, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Governmental Authority based on such a Misrepresentation or alleged Misrepresentation.

(f) The Company and the Purchaser will each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of the Purchaser only with respect to the Purchaser) that the Nomad Circular or any other document referred to in Section 2.5(e) contains any Misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, the Company and the Purchaser will cooperate with each other in the preparation, filing (if required by the Court or by Law) and dissemination to the public of any required or appropriate supplement or amendment to the Nomad Circular or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

(g) The Company shall keep the Purchaser fully informed in a timely manner of any requests or comments made by the Canadian securities regulatory authorities and/or the TSX or NYSE in connection with the Nomad Circular.

2.6	Purchaser Circular

(a) Subject to the Company complying with Section 2.6(e), the Purchaser will, in consultation with the Company:

(i) as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Purchaser Circular together with any other documents required by the BCBCA and other applicable Laws in connection with the approval of the Purchaser Shareholder Resolution by the Purchaser Shareholders at the Purchaser Meeting; and

(ii) if necessary, cause the Purchaser Circular to be sent to the Purchaser Shareholders in compliance with the accelerated timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and filed as required by applicable Laws.

(b) The Purchaser shall ensure that the Purchaser Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Purchaser Circular (including with respect to any information incorporated therein by reference) will not contain any Misrepresentation (other than in each case with respect to any information furnished by the Company) and will provide the Purchaser Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Purchaser Meeting.

(c) The Purchaser shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Purchaser Circular and the Nomad Circular and to the identification in the Purchaser Circular and the Nomad Circular of each such advisor.

(d) The Purchaser and the Company will cooperate in the preparation, filing and mailing of the Purchaser Circular. The Purchaser will provide the Company and its legal counsel with an opportunity to review and comment on all drafts of the Purchaser Circular and other documents related thereto prior to filing the Purchaser Circular with applicable Governmental Authorities and printing and mailing the Purchaser Circular to the Purchaser Shareholders and will give reasonable consideration to such comments. All information relating solely to the Company included in the Purchaser Circular shall be provided by the Company in accordance with Section 2.6(e) and shall be in form and content satisfactory to the Company, acting reasonably, and the Purchaser Circular will include: (i) a statement that the Purchaser Board has unanimously, after consulting with management of the Purchaser and legal and financial advisors in evaluating the Arrangement, determined that the Arrangement is in the best interests of the

Purchaser; (ii) the unanimous recommendation of the Purchaser Board that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Resolution and the rationale for that recommendation; (iii) a copy of the Purchaser Financial Advisor Opinion; and (iv) a statement that each of the Supporting Purchaser Shareholders has signed a Purchaser Support Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Purchaser Shares in favour of the Purchaser Shareholder Resolution.

(e) The Company will, in a timely manner, furnish the Purchaser with all such information regarding the Company as may be required to be included in the Purchaser Circular pursuant to applicable Laws and any other documents related thereto, and shall ensure that such information does not contain any Misrepresentation. The Company hereby indemnifies and saves harmless the Purchaser and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and reasonable expenses to which the Purchaser or any of its Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the Purchaser Circular that was provided by the Company or its Representatives specifically for inclusion therein, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Governmental Authority based on such a Misrepresentation or alleged Misrepresentation.

(f) The Purchaser and the Company will each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Purchaser only with respect to the Purchaser and in the case of the Company only with respect to the Company) that the Purchaser Circular or any other document referred to in Section 2.6(e) contains any Misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, the Purchaser and the Company will cooperate with each other in the preparation, filing (if required by the Court or by Law) and dissemination to the public of any required supplement or amendment to the Purchaser Circular or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

(g) The Purchaser shall keep the Company fully informed in a timely manner of any requests or comments made by the Canadian securities regulatory authorities and/or the TSX or NYSE in connection with the Purchaser Circular.

2.7	Final Order

If (i) the Interim Order is received; (ii) the Arrangement Resolution is approved by Nomad Shareholders at the Nomad Meeting as provided for in the Interim Order and as required by applicable Law, and (iii) the Purchaser Shareholder Resolution is approved by the Purchaser Shareholders at the Purchaser Meeting as required by applicable Law, subject to the terms of this Agreement, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable after the Nomad Meeting and subject to the availability of the Court, and, if at any time after the issuance of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it will only do so after prior notice to the Purchaser, and affording the Purchaser a reasonable opportunity to consult with the Company regarding the same.

2.8	Court Proceedings

The Company will provide the Purchaser and its legal counsel with an opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials and will give reasonable consideration to such comments. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.8 or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided, however, that nothing herein shall require the Purchaser to agree or consent to any increase or change in the consideration payable under the terms of the Plan of Arrangement or any modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. In addition, the Company will not unreasonably object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company or its legal counsel is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. The Company will also provide the Purchaser on a timely basis with copies of any notice of appearance and evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether or not in writing, received by the Company or its legal counsel indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.9	Dissenting Nomad Shareholders

The Company will give the Purchaser prompt notice of receipt of any written communication from any Nomad Shareholder in opposition to the Arrangement (except for immaterial communications from any Nomad Shareholder that purports to hold less than 1.0% of Nomad Shares (provided that communications from such Nomad Shareholder are not material in the aggregate)), written notice of dissent or purported exercise by any Nomad Shareholder of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company, and any written communications sent by or on behalf of the Company to any Nomad Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement. The Company shall not make any payment or settlement offer, or agree to any such settlement, or conduct any negotiations prior to the Effective Time with respect to any such dissent, notice or instrument without the prior written consent of the Purchaser. All payment of any kind in settlement or satisfaction of the rights of dissenting shareholder will be made by, and from the funds set aside prior to the Effective Time by the Company.

2.10	List of Securityholders

Upon the reasonable request from time to time of the Purchaser, the Company will provide the Purchaser with lists (in electronic form) of: (i) the registered Nomad Shareholders, together with their addresses and respective holdings of Nomad Shares; (ii) the names and addresses and holdings of all persons having rights (including holders of Nomad Warrants, Nomad Optionholders, Nomad DSU Holders, Nomad PSU Holders and Nomad RSU Holders) issued or granted by the Company to acquire Nomad Shares; and (iii) non-objecting beneficial owners of Nomad Shares and participants in book-based nominee registers (such as CDS & Co., CEDE & Co. and DTC), together with their addresses and respective holdings of Nomad Shares, all as can be reasonably obtained by the Company using procedures set forth under Securities Laws. The Company will from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Nomad Shareholders, information regarding beneficial ownership of Nomad Shares and lists of holdings and other assistance as the Purchaser may reasonably request to be able to communicate with respect to the Arrangement with the Nomad Shareholders.

2.11	Securityholder Communications

The Company and the Purchaser agree to cooperate in the preparation of presentations, if any, to any Nomad Shareholders, Purchaser Shareholders or other securityholders of the Company or the Purchaser or the analyst community regarding the Arrangement. The Company and the Purchaser agree to consult with each other in connection with any communications or meeting with Nomad Shareholders, Purchaser Shareholders or other securityholders of the Company or the Purchaser or analysts that it may have, provided, however, that the foregoing shall be subject to each of the Company and the Purchaser’s respective overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules and if the Company or the Purchaser is required to make any such disclosure or filing, it shall use its commercially reasonable efforts to give prior written notice to the other Party and a reasonable opportunity to review and comment thereon prior to its dissemination or filing. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. Notwithstanding the foregoing, the restrictions set forth in this Section 2.11 will not apply to any release or public statement (a) made or proposed to be made by the Company in connection with a Nomad Change of Recommendation or any action taken pursuant thereto; (b) made or proposed to be made by the Purchaser in connection with a Purchaser Change of Recommendation or any action taken pursuant thereto, or (c) in connection with any dispute between the Parties regarding this Agreement, the Arrangement or the transactions contemplated by this Agreement.

2.12	Payment of Consideration

The Purchaser will, following receipt by the Company of the Final Order and the necessary conditional approvals or equivalent approvals, as the case may be, of the TSX and the NYSE, and in any event prior to the closing of the Arrangement, deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Purchaser Shares to satisfy the aggregate Consideration payable pursuant to the Plan of Arrangement. For greater certainty, the Purchaser shall not pursuant to this Section 2.12 provide or deposit in escrow with the Depositary prior to the Effective Date any cash, Purchaser Shares or other consideration for the Nomad Shares held by Nomad Shareholders validly exercising Dissent Rights.

2.13	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that, and will use their commercially reasonable best efforts to ensure that, all Consideration Shares and Replacement Options issued pursuant to Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder and pursuant to similar exemptions from applicable state securities laws. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)

pursuant to Section 2.4(g), the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement to the Nomad Shareholders and Nomad Optionholders to whom Consideration Shares and Replacement Options, as applicable, will be issued;

(c)

the Court will be advised prior to the hearing to approve the Interim Order that the Parties intend to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act, and that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Nomad Shareholders and Nomad Optionholders who are entitled to receive Consideration Shares and Replacement Options, as applicable, pursuant to the Arrangement;

(d)

the Company will ensure that each person entitled to receive the Consideration Shares and Replacement Options pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with the sufficient information necessary for them to exercise that right;

(e)

each person entitled to receive the Consideration Shares and Replacement Options will be advised that the Consideration Shares and Replacement Options issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act, and that certain restrictions on resale under the U.S. Securities Laws, including, as applicable,

Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to affiliates of the Purchaser;

(f)

Nomad Optionholders entitled to receive Replacement Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Purchaser in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying Purchaser Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the U.S. or to a person in the U.S. in reliance upon the exemption under Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any;

(g)

the Final Order will expressly state that the Arrangement serves as a basis of a claim to the exemption under Section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by the U.S. Securities Act regarding the distribution of securities pursuant to the Plan of Arrangement and is approved by the Court as being substantively and procedurally fair to the Nomad Shareholders;

(h)

the Interim Order will specify that each Nomad Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

(i)

the Final Order shall include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of the Purchaser pursuant to the Plan of Arrangement.”

2.14	U.S. Tax Matters

The Arrangement is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Code, and this Agreement and the Plan of Arrangement are intended to constitute a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Code for purposes of Sections 354 and 361 of the Code and the Parties will cooperate on a reasonable basis consistent with the Parties’ intention that the transactions contemplated by this Agreement and the Plan of Arrangement qualify as a reorganization within the meaning of Section 368(a) of the Code, including, if necessary, and upon the request of the Parties, restructuring such transactions to include one or more amalgamations of the Company (or any resulting person in any such amalgamation) with one or more wholly owned subsidiaries of the Purchaser. Each Party hereto shall treat the Arrangement as a “reorganization” within the meaning of Section 368(a) of the Code and shall treat this Agreement and the Plan of Arrangement as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Code, for all U.S. federal income tax purposes, and shall not take any position on any Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable Law. Except as otherwise provided in this Agreement and in the Plan of Arrangement, each Party hereto shall act in a manner that is consistent with the Parties’ intention that the Arrangement be treated as a “reorganization” within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and shall not take any action, or knowingly fail to take any action, including any action that is reasonably requested by the other Party if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Notwithstanding the foregoing, neither Party makes any representation, warranty or covenant to the other Party or to any Nomad Shareholder, Purchaser Shareholder or other holder of Nomad securities or Purchaser securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. federal income tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the Code or as a tax-deferred reorganization for purposes of any United States state or local income tax Law.

2.15	Adjustment to Consideration Regarding Distributions

(a)

Notwithstanding anything to the contrary contained in this Agreement, if (i) between the date of this Agreement and the Effective Time, the Company pays any dividend or other distribution on the Nomad Shares (or declares such a dividend or distribution with a record date prior to the Effective Date), other than Nomad Permitted Dividends or (ii) between the date of this Agreement and the Effective Time, the Purchaser pays any dividend or other distribution on the Purchaser Shares (or declares such a dividend or distribution with a record date prior to the Effective Date), other than ordinary course quarterly dividends to holders of Purchaser Shares in accordance with the Purchaser’s dividend policy not exceeding $0.02 per Purchaser Share per quarter, then, in each case, the Consideration to be paid per Nomad Share and any other dependent items shall be appropriately adjusted to provide to Nomad and the Purchaser and their respective shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per Nomad Share or other dependent item, subject to further adjustment in accordance with this provision.

(b)

Notwithstanding anything in this Agreement to the contrary, if between the date of this Agreement and the Effective Time: (i) the Company changes the number of Nomad Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), share consolidation, recapitalization, subdivision, or other similar transaction; or (ii) the Purchaser changes the number of Purchaser Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), share consolidation, recapitalization, subdivision, or other similar transaction, then in each case, to provide each Party and their respective shareholders the same economic effect as contemplated in this Agreement and the Arrangement but for such circumstances arising, and to reflect the same good faith mutual intent of the Parties as of the date of this Agreement, the Consideration to be paid per Nomad Share and any other dependent item set out in this Agreement, shall be adjusted to eliminate the effects of such event, except as may be otherwise agreed by the Parties in writing.

2.16	Withholding Taxes

The Company, the Purchaser and the Depositary will be entitled to deduct and withhold from any consideration or other amount payable or deliverable to any Nomad Shareholder and any other securityholder of the Company under the Plan of Arrangement (including any payment to Dissenting Nomad Shareholders and Nomad Optionholders, Nomad PSU Holders, Nomad DSU Holders and Nomad RSU Holders) such amounts as the Company, the Purchaser or the Depositary is required to deduct and withhold, or reasonably believe to be required to deduct and withhold, with respect to such payment or delivery under any provision of any Laws in respect of Taxes. For the purposes hereof, all such withheld amounts shall be treated for all purposes under this Agreement as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder. To the extent the amount required to be deducted or withheld from any consideration payable or deliverable to any person hereunder exceeds the amount of cash consideration, if any, otherwise payable to the person, any of the Company, the Purchaser or the Depositary, as the case may be, is hereby authorized to sell or otherwise dispose of any non-cash consideration payable or deliverable to the person as is necessary to provide sufficient funds to enable the Company, the Purchaser or the Depositary, as the case may be, to comply with all deduction or withholding requirements applicable to it, and the Company, the Purchaser or the Depositary shall notify such person and remit to such person any unapplied balance of the net proceeds of such sale.

2.17	Nomad Options, Nomad DSUs, Nomad RSUs, Nomad PSUs and Nomad Warrants

(a)	Pursuant to the Arrangement:

(i)

each Nomad Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent, will cease to represent an option or other right to acquire Nomad Shares and shall be exchanged at the Effective Time for a fully vested option (a “Replacement Option”) to purchase from the Purchaser such number of Purchaser Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Nomad Shares subject to such Nomad Option immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Nomad Share otherwise purchasable pursuant to such Nomad Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio, exercisable until the earlier of (Y) the date that is 18 months following the Effective Date notwithstanding the termination of the holder of the Replacement Option on or after the Effective Time and (Z) the original expiry date of such Nomad Option. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Nomad Option so exchanged, and shall be governed by the terms of the Nomad Option Plan or Nomad Legacy Option Plan, as applicable, and any document evidencing a Nomad Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Nomad Option In-The-Money Amount in respect of the Nomad Option, the exercise price per Purchaser Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money in respect of the Replacement Option does not exceed the Nomad Option In-The-Money Amount in respect of the Nomad Option;

(ii)

each Nomad RSU outstanding at the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Nomad RSU shall be deemed to be settled immediately prior to the Effective Time for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad RSU immediately prior to the Effective Time, less any amounts withheld pursuant to Section 2.16;

(iii)

each Nomad PSU outstanding at the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Nomad PSU shall be deemed to be settled immediately prior to the Effective Time for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad PSU immediately prior to the Effective Time, less any amounts withheld pursuant to Section 2.16; and

(iv)

each Nomad DSU shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for a cash payment equal to the value of the Consideration payable for a Nomad Share, less any amounts withheld pursuant to Section 2.16, and each Nomad DSU shall immediately be cancelled.

(b)

In accordance with the terms of each of the Nomad Warrants, each holder of a Nomad Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Nomad Warrant, in lieu of Nomad Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Nomad Shares to which such holder would have been entitled if such holder had exercised such holder’s Nomad Warrants immediately prior to the Effective Time. Each Nomad Warrant shall continue to be governed by and be subject to the terms of the applicable Nomad Warrant certificate or indenture, as applicable, subject to any supplemental exercise documents issued by the Purchaser to holders of Nomad Warrants to facilitate the exercise of the Nomad Warrants and the payment of the corresponding portion of the exercise price thereof. Holders of Nomad Warrants will be advised that securities issuable upon the exercise of the Nomad Warrants, if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

(c)

On or as soon as practicable after the Effective Date, the Company shall pay the amounts, less any amounts withheld pursuant to Section 2.16, to be paid to Nomad DSU Holders, Nomad RSU Holders and Nomad PSU Holders, either, at the election (i) pursuant to normal payroll practices and procedures of the Company, or (ii) by cheque, wire or other form of immediately available funds (delivered to such Nomad DSU Holder, Nomad PSU Holder or Nomad RSU Holder, as reflected on the register maintained by or on behalf of the Company in respect of the Nomad DSUs, Nomad PSUs or Nomad RSUs, as applicable).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company

Except as specifically disclosed in the Nomad Disclosure Letter (which shall make reference to the applicable section in respect of which such qualification is being made), the Company represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement:

(a)

Organization and Qualification. The Company has been duly incorporated and validly exists and is in good standing under the CBCA, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Company is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary. The Nomad Diligence Information includes complete and correct copies of the constating documents of the Company, as amended to the date of this Agreement, and the Company has not taken any action to amend or supersede such documents.

(b)	Subsidiaries.

(i)

The Company does not have any subsidiaries other than (i) Coral Resources, Inc., duly incorporated and existing under the laws of Nevada; (ii) Compañia Minera Caserones, duly incorporated and existing under the laws of Chile; and (iii) Citation Minerals Inc., duly incorporated and existing under the laws of British Columbia.

(ii)

Each of the Company’s subsidiaries is validly subsisting under its laws of incorporation or continuance and has all requisite corporate power and authority to carry on its business as now conducted and to own or lease and to operate its properties and assets.

(iii)

Each of the Company’s subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary.

(iv)

Other than as set out in Section 3.1(b)(iv) of the Nomad Disclosure Letter, the Company is, directly or indirectly, the legal, beneficial and registered owner of all of the issued and outstanding shares of its subsidiaries. None of the Company’s subsidiaries has any outstanding agreement, subscription, warrant, option, right or commitment (nor has any of the Company’s subsidiaries granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any of its shares, including any security or obligation of any kind convertible into or exchangeable or exercisable for any shares or other securities of the subsidiaries. All of the issued and outstanding shares in the capital of each the Company’s subsidiaries have been duly authorized and validly issued and are fully-paid and non-assessable, and other than as set out in Section 3.1(b)(iv) of the Nomad Disclosure Letter, all such shares are owned free and clear of all Liens of any kind or nature whatsoever and are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of such shares or other equity interests.

(v)

The Nomad Diligence Information includes complete and correct copies of the constating documents of each of the Company’s subsidiaries, as amended to the date of this Agreement. The Nomad Diligence Information includes complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the shareholders of the subsidiaries, the board of directors of the subsidiaries and each committee thereof, excluding any minutes (or portion thereof) in relation to this Agreement.

(c)

Except for the shares owned by the Company in its subsidiaries and other than as set out in Section 3.1(c) of the Nomad Disclosure Letter, neither the Company nor any of its subsidiaries owns, beneficially, any shares in the capital of any corporation, and neither the Company nor any of its subsidiaries holds any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. Neither the Company nor any of its subsidiaries is a party to any agreement to acquire any shares in the capital of any corporation.

(d)

Authority Relative to this Agreement. The Company has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the approval of the Nomad Shareholders of the Arrangement Resolution, the Interim Order and the Final Order as contemplated in Section 2.2) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the completion by the Company of the transactions contemplated by this Agreement have been duly authorized by the Nomad Board and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement, the performance by the Company of its obligations hereunder, or the completion of the Arrangement or, subject to obtaining the approval of the Nomad Shareholders of the Arrangement Resolution, the Interim Order and the Final Order as contemplated in Section 2.2, the completion by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(e)

Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Company for the execution and delivery of this Agreement or, the performance by the Company of its obligations hereunder, the completion by the Company of the Arrangement or the ability of the Purchaser to own and receive all benefits associated with the Nomad Royalty and Stream Interests, other than:

(i)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii)	the Final Order, and any filings required in order to obtain the Final Order;

(iii)	the Transaction Regulatory Approvals; and

(iv)	third party consents, approvals and notices set out in Section 3.1(e) of the Nomad Disclosure Letter.

(f)

No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.1(e), the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the completion of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i)

subject to obtaining the Transaction Regulatory Approvals conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligation under, any provision of:

(a)	any Law applicable to it, any of its subsidiaries or any of its properties or assets;

(b)	its articles or by-laws or any other agreement or understanding with any party holding an ownership interest in the Company;

(c)	any license or registration or any agreement, contract or commitment, written or oral, which the Company or any of its subsidiaries is a party to or bound by or subject to;

(ii)

result in a conflict, contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any consent or approval under, any Nomad Material Contract or material Permit or license to which it is a party or by which it is bound or to which its material assets, including the Nomad Royalty and Stream Interests, is subject or give to any person any interest, benefit or right, including any right of purchase, termination, suspension, alteration, payment, modification, reimbursement, cancellation or acceleration, under any such contracts, permits or licenses;

(iii)

give rise to any rights of first refusal, rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit;

(iv)

result in the creation or imposition of any Lien upon the Nomad Royalty and Stream Interests or any of the Company’s assets or the assets of any its subsidiaries, or restrict, hinder, impair or limit its or its subsidiaries’ ability to carry on their respective business as and where it is now being carried on or as and where it may be carried on in the future; or

(v)

except as set out in Section 3.1(f) of the Nomad Disclosure Letter, result in any payment (including retention, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any person, or any increase in any employee benefits or compensation otherwise payable, or result in the acceleration of the time of payment, vesting or exercise of any employee benefits.

(g)	Capitalization.

(i)

The authorized capital of the Company consists of an unlimited number of Nomad Shares and an unlimited number of preference shares. As at April 30, 2022, there were (A) 61,461,044 Nomad Shares issued and outstanding, (B) no Nomad preference shares issued and outstanding; (C) Nomad Options providing for the issuance of 1,455,393 Nomad Shares upon the exercise thereof in accordance with the Nomad Option Plan and 212,500 Nomad Shares upon the exercise thereof in accordance with the Nomad Legacy Option Plan; (D) Nomad PSUs that will result in the issuance of 175,690 Nomad Shares upon the vesting thereof in accordance with the Nomad Share Unit Plan; (E) Nomad RSUs that will result in the issuance of 307,285 Nomad Shares upon the vesting thereof in accordance with the Nomad Share Unit Plan; (F) Nomad DSUs that will result in the issuance of 228,280 Nomad Shares upon the vesting thereof in accordance with the Nomad DSU Plan; (G) Nomad Warrants that will result in the issuance of 2,488,164 Nomad Shares upon the exercise thereof in accordance with the terms thereof; (H) 1,421,403 Nomad Shares issuable upon the conversion of the outstanding amount under the Deferred Payment Agreement in accordance with the terms thereof; and (I) 2,655,108 Nomad Shares issuable under the Nomad DRIP. All outstanding Nomad Shares have been, and all Nomad Shares issuable upon the exercise, conversion or vesting of rights under the Nomad Options, Nomad PSUs, Nomad RSUs, Nomad DSUs, Nomad Warrants, the Deferred Payment Agreement and the Nomad DRIP in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of the Company and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights.

(ii)

There is no outstanding contractual obligation of the Company to repurchase, redeem or otherwise acquire any such Nomad Shares. Except as set out in Section 3.1(g) of the Nomad Disclosure Letter, the Company has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Nomad Shares or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Nomad Shares or other security.

(iii)

Other than the Nomad Equity Compensation Plans, the Company does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Nomad Share price, income or any other attribute of or related to the Company.

(iv)

The Nomad Shares are listed and posted for trading on the TSX, the NYSE and the FSE and, except for such listing and trading, no securities of the Company are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws.

(v)

Section 3.1(g)(v) of the Nomad Disclosure Letter sets forth a schedule, as of the date hereof and to the extent applicable, all outstanding grants to holders of Nomad Options, Nomad PSUs, Nomad RSUs, Nomad DSUs and Nomad Warrants and the number, exercise price, date of grant, expiration dates and the names of the holders of such Nomad securities and whether each such holder is a current director of the Company or current officer or employee of the Company. All Nomad Shares that may be issued pursuant to the exercise or vesting, as applicable, of outstanding Nomad Options, Nomad PSUs, Nomad RSUs, Nomad DSUs and Nomad Warrants will, when issued in accordance with the terms thereof, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. There are no outstanding securities, bonds, debentures or other evidences of indebtedness of the Company or its subsidiaries that have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the holders of the Nomad Shares on any matter. Other than pursuant to the Investor Rights Agreement, there are no outstanding obligations of the Company or its subsidiaries with respect to the voting or disposition of any outstanding securities of the Company or its subsidiaries.

(vi)

Other than the Investor Rights Agreement, no holder of securities issued by the Company or its subsidiaries has any right to compel the Company or its subsidiaries to register or otherwise qualify securities for public sale in Canada, the United States, or elsewhere.

(h)

Shareholder and Similar Agreements. Except as set out in Section 3.1(h) of the Nomad Disclosure Letter and other than the Investor Rights Agreement, the Company is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company or any of its subsidiaries.

(i)

Reporting Issuer Status and Securities Laws Matters. The Company is a “reporting issuer” within the meaning of applicable Securities Laws in each of the provinces of Canada, and is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company, and the Company is not in default of any material provision of applicable Securities Laws or the rules or regulations of the TSX, the NYSE or the FSE. Trading in the Nomad Shares on the TSX, the NYSE and the FSE is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Company is pending or, to the knowledge of the Company, threatened. No inquiry, review or investigation

(formal or informal) of the Company by any securities commission or similar regulatory authority under applicable Securities Laws or the TSX, the NYSE or the FSE is in effect or ongoing or expected to be implemented or undertaken. The Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Company. None of the Company’s subsidiaries is subject to continuous disclosure or other disclosure requirements under any Securities Laws or the securities Laws of any other jurisdiction. The documents and information comprising the Nomad Public Disclosure Record, as at the respective dates they were filed, were in compliance with applicable Securities Laws and, where applicable, the rules and policies of the TSX and the NYSE, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has publicly disclosed in the Nomad Public Disclosure Record all information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company is up-to-date in all forms, reports, statements and documents, including financial statements and management’s discussion and analysis, required to be filed by the Company under applicable Securities Laws and the rules and policies of the TSX and the NYSE. The Company has not filed any confidential material change report that at the date hereof remains confidential. There are no outstanding or unresolved comments in comments letters from any securities commission or similar regulatory authority with respect to any of the Nomad Public Disclosure Record and neither the Company nor any of the Nomad Public Disclosure Record is subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the TSX, the NYSE or the FSE.

(j)	U.S. Securities Matters.

(i)	The Company is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(ii)

The Nomad Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and the Company is in material compliance with its reporting obligation as a “foreign private issuer” pursuant to Section 13 of the U.S. Exchange Act. Other than the Nomad Shares, the Company does not have, nor is it required to have, any class of equity securities registered under the U.S. Exchange Act, nor is the Company subject to any reporting obligations pursuant to Section 15(d) of the U.S. Exchange Act.

(iii)	The Company is not registered, and is not required to be registered, as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(k)	Nomad Financial Statements.

(i)

The Nomad Financial Statements have been, and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws. The Nomad Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Company and its subsidiaries, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Company for the periods covered thereby. The Company does not intend to correct or restate, nor is there any basis for any correction or restatement of, any aspect of any of the Nomad Financial Statements.

(ii)

Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet transaction, arrangement, obligation or other relationship or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structure finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries, in the published financial statements of the Company or the Nomad Public Disclosure Record.

(iii)

Management of the Company has designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for the Company providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

(iv)

Since December 31, 2021, neither the Company nor any of its subsidiaries nor any director, officer, employee, consultant, auditor, accountant or Representative of the Company or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or Claim that the Company or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Nomad Board.

(v)	There are no outstanding loans made by the Company to any director or officer of the Company.

(l)

Undisclosed Liabilities. Except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Company as of December 31, 2021 or disclosed in the notes thereto; and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2021, neither the Company nor any of its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(m)	Auditors. There has not been a reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with the Company’s auditors.

(n)	Absence of Certain Changes. Since December 31, 2021, except as disclosed in the Nomad Public Disclosure Record and except as set out in Section 3.1(n) of the Nomad Disclosure Letter:

(i)	the Company and its subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice, except for the Arrangement contemplated hereby;

(ii)

there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to require the filing of a material change report under applicable Securities Laws or have a Material Adverse Effect;

(iii)	there has not been any material write-down by the Company of any of the assets of the Company, including the Nomad Royalty and Stream Interests;

(iv)	there has not been any material expenditure or commitment to expend by the Company with respect to capital expenses;

(v)

neither the Company nor any of its subsidiaries has approved or entered into any agreement in respect of any acquisition or sale, lease, license or other disposition by the Company of any interest in any of the Nomad Assets or any other material assets of the Company, including the Nomad Royalty and Stream Interests, whether by asset sale, transfer of property, shares or otherwise;

(vi)

there has not been any incurrence, assumption or guarantee by the Company of any material debt for borrowed money, any creation or assumption by the Company of any Lien, or any making by the Company of any loan, advance or capital contribution to or material investment in any other person;

(vii)	there has not been any satisfaction or settlement of any material claim, liability or obligation of the Company;

(viii)

none of the Company, its subsidiaries or any of the directors, officers, employees, consultants or auditors thereof, has received or otherwise had or obtained knowledge of any fraud or complaint, allegation, assertion or Claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of the Company or its subsidiaries or their respective internal accounting controls;

(ix)	neither the Company nor any of its subsidiaries has effected any material change in its accounting policies, principles, methods, practices or procedures;

(x)	neither the Company nor any of its subsidiaries has suffered any casualty, damage, destruction or loss to any of its properties or assets;

(xi)	neither the Company nor any of its subsidiaries has entered into, or amended, any Nomad Material Contract;

(xii)

neither the Company nor any of its subsidiaries has declared, set aside or paid any dividends or made any distribution or payment or return of capital in respect of the Nomad Shares or any other securities;

(xiii)

neither the Company nor any of its subsidiaries has effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Nomad Shares or any other securities;

(xiv)

there has not been any increase in or modification of the compensation payable to or to become payable by the Company to any of its directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement to, for or with any of such directors, officers, employees or consultants;

(xv)

neither the Company nor any of its subsidiaries has adopted, or materially amended, any collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan; and

(xvi)	the Company has not agreed, announced, resolved or committed to do any of the foregoing.

(o)	Compliance with Laws.

(i)

The business of the Company and its subsidiaries has been and is currently being conducted in material compliance with all applicable Laws and the Company and its subsidiaries have not received any notice of any alleged violation of any such Laws. Without limiting the generality of the foregoing, all issued and outstanding Nomad Shares have been issued in compliance with all applicable Securities Laws.

(ii)

Neither the Company nor any of its subsidiaries and, to the knowledge of the Company, none of their respective directors, officers, supervisors, managers, employees, or agents acting on behalf of the Company has: (A) violated any applicable anti-corruption, anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act, (B) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, other jurisdictions in which the Company or any of its subsidiaries has assets or any other jurisdiction other than in accordance with applicable Laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(iii)

The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Authority involving the Company or its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(iv)

The Code of Ethics has been adopted by the Nomad Board and a true, correct and complete copy has been made available to the Purchaser. To the knowledge of the Company, there have been no material violations or contraventions of the Code of Ethics by any officer, director, employee, consultant, contractor or agent of the Company or its subsidiaries. No variation, exception, waiver or management override from compliance with the Code of Ethics has been granted, in writing or otherwise, to any person.

(p)

Sanctions. Neither the Company nor any of its subsidiaries (i) has assets located in a jurisdiction in violation of Sanctions Laws, or otherwise directly or indirectly derives revenues from or engages in, investments, dealings, activities, or transactions which violate Sanctions Laws; or (ii) directly or indirectly derives revenues from or engaged in investments, dealings, activities, or transactions with, any Sanctioned Person.

(q)	Permits.

(i)

Each of the Company and its subsidiaries has identified, obtained, acquired or entered into, and are in compliance with all Permits required by applicable Laws necessary to conduct its current businesses as it is now being conducted or proposed to be conducted (as described in the Nomad Public Disclosure Record). Section 3.1(q) of the Nomad Disclosure Letter sets out a complete and accurate list of all such Permits (whether governmental, regulatory or similar type) relating to the Company’s business, and there are no other Permits necessary to carry on its business as presently carried on or to own or lease any of the property or the assets utilized by the Company or its subsidiaries.

(ii)

Any and all of the Permits pursuant to which the Company or any of its subsidiaries holds or will hold an interest in its properties and assets (including any interest in, or right to earn an interest in, any mineral property) are valid and subsisting permits, certificates, agreements, leases, licenses, documents or instruments in full force and effect, enforceable in accordance with terms thereof. All Permits are in good standing and there has been no default under any such Permit, and all fees and other amounts required to be paid with respect to such Permits to the date hereof have been paid. There are no actions, proceedings or investigations, pending or, to the knowledge of the Company, threatened, against the Company or any of its subsidiaries that could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(iii)

The Company and its subsidiaries are in material compliance with all Permits set out in Section 3.1(q) of the Nomad Disclosure Letter, and there are no other Permits necessary to conduct its current business as it is now being conducted (as described in the Nomad Public Disclosure Record).

(r)

Litigation. There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever (collectively, “Proceedings”) against or involving the Company or any of its subsidiaries, or affecting any of their property or assets (whether in progress or, to the knowledge of the Company, threatened). There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Company or any of its subsidiaries in respect of its businesses, properties or assets.

(s)

Insolvency. No act or proceeding has been taken by or against the Company or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of the Company or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or its subsidiaries or any of its properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened. Neither the Company nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(t)	Operational Matters.

(i)

All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company and its subsidiaries and affiliates, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof.

(ii)

All costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any Contracts and agreements to which the Company or its subsidiaries and affiliates is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(u)	Royalty, Stream and Other Interests.

(i)

Each of the Nomad Royalty and Stream Interests, and a description of each Nomad Royalty and Stream Interest is set out in Section 3.1(u) of the Nomad Disclosure Letter. Other than as set forth therein, none of Nomad and its subsidiaries has, or has any material interest or rights or options to acquire, any royalty, streaming, net profit, production payment, mineral rights and interests (including mining, mineral or exploration concessions, claims, leases, licenses, Permits or other rights to exploit, explore, develop, mine or produce any minerals or any interest therein).

(ii)

Other than as set out in Section 3.1(u) of the Nomad Disclosure Letter, each of the Company and its subsidiaries is the sole legal and beneficial owner, and has valid and sufficient right, title and interest, free and clear of any defect or Lien: (A) to each of the Nomad Royalty and Stream Interests; (B) to its Permits, concessions, claims, leases, licences, and all other rights relating in any manner whatsoever to the interest in the Nomad Royalty and Stream Interests, and, in each case, as are necessary to perform the operation of its business as presently owned and conducted and as contemplated to be conducted; and (C) to, or is entitled to the benefits of, all of its properties and assets of any nature whatsoever and to all benefits derived therefrom including all the properties and assets (including, without limitation, the Nomad Royalty and Stream Interests) reflected in the balance sheet forming part of the Nomad Public Disclosure Record (collectively, the “Nomad Assets”), except as indicated in the notes thereto or Section 3.1(u) of the Nomad Disclosure Letter, together with all additions thereto, and such properties and assets are not subject to any Lien or defect in title of any kind except as is specifically identified in the balance sheets forming part of the Nomad Financial Statements and in the notes thereto.

(iii)

True and complete copies of the Nomad Royalty and Stream Agreements and any material ancillary documentation and all amendments entered into in connection therewith have been made available to the Purchaser in the Nomad Diligence Information.

(iv)

Other than as set out in Section 3.1(u) of the Nomad Disclosure Letter, each of the Company and its subsidiaries is the sole legal and beneficial owner, and has valid and sufficient right, title and interest, free and clear of any defect or Lien to its real property interests including fee simple estate of and in real property, licences (from landowners and authorities permitting the use of land by the Company or its subsidiaries), leases, rights of way, occupancy rights, surface rights, mineral rights, easements and all other real property interests, and, in each case, as are necessary to perform the operation of its business as presently owned and conducted and contemplated to be conducted.

(v)

Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and each of its subsidiaries has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by it under each of the Nomad Royalty and Stream Agreements, and is in compliance with all terms, conditions and covenants contained therein, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Company or any of its subsidiaries under any Nomad Royalty and Stream Agreements and, except as set out in Section 3.1(u)(v) of the Nomad Disclosure Letter, each such Nomad Royalty and Stream Agreement and each of the Nomad Royalty and Stream Interests is in good standing, enforceable and in full force and effect. To the knowledge of the Company, no other party to any Nomad Royalty and Stream Agreement is in breach, violation or default of the terms, conditions or covenants of any such Nomad Royalty and Stream Agreement.

(vi)

Except as would not, individually or in the aggregate, have a Material Adverse Effect: (A) the Company and its subsidiaries have the exclusive right to own and receive all benefits associated with the Nomad Royalty and Stream Interests; (B) no person or entity of any nature whatsoever other than the Company or its subsidiaries has any interest in the Nomad Royalty and Stream Interests or the production, payments, benefits or profits therefrom. or any right to acquire or otherwise obtain any such interest; (C) there are no back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, third party royalty rights, third party streaming rights, or other rights of any nature whatsoever which would affect the Company’s or its subsidiaries’ interests in the Nomad Royalty and Stream Interests, and no such rights are threatened; (D) there is no Contract, agreement, option or any other right or obligation binding upon, or which at any time in the future may become binding upon the Company or any of its subsidiaries requiring it to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Nomad Royalty and Stream Interests; (E) neither the Company nor any of its subsidiaries has received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Nomad Royalty and Stream Interests; and (F) each of the Nomad Royalty and Stream Interests is in good standing under and complies with all Laws.

(vii)

There are no adverse claims, demands, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Company, that are threatened, relating to the Nomad Royalty and Stream Interests, the Nomad Royalty and Stream Agreements or the Nomad Underlying Mineral Properties which could affect the Company’s or its subsidiaries’ right, title or interest in the Nomad Assets or the ability of the Company or its subsidiaries to receive the benefits associated with the Nomad Assets, including the title to or ownership by the Company or its subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability affecting the Nomad Royalty and Stream Interests.

(viii)

None of the directors or officers of the Company holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in any of the Nomad Assets or in any permit, concession, claim, lease, licence or other right with respect to the Nomad Assets or the Nomad Underlying Mineral Properties.

(ix)

The Company does not have any information or knowledge of any fact relating to any of its Nomad Royalty and Stream Interests, which might reasonably be expected to materially and adversely affect the business operations or condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole. To the Company’s knowledge, in respect of the Nomad Underlying Mineral Properties:

(A)

The owner or operator (for the purposes of Section 3.1, an “Operator” or the “Operators”) of each Nomad Underlying Mineral Property holds all material requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its respective business as currently carried on with respect to the Nomad Underlying Mineral Property and that such licenses, registrations, qualifications, permits and consents are not invalid and are subsisting and in good standing in accordance with applicable Laws.

(B)

No Operator has received any notice of proceedings relating to the revocation or adverse modification of any material mining license, registration, qualification or permit, and no Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, exploration or prospecting rights, concessions or licenses with respect to any Nomad Underlying Mineral Property.

(C)

No part of the Nomad Underlying Mineral Properties have been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given, commenced or threatened or is pending, nor does the Company have any knowledge of the intent or proposal to give any such notice or commence any such proceeding.

(D)

Other than as set out in Section 3.1(u)(ix)(D) of the Nomad Disclosure Letter, there are no actions, proceedings, inquiries, disruptions, protests, blockades or initiatives by non-governmental organizations or activist groups that are ongoing or threatened which could reasonably be expected to materially and adversely affect the ability to explore, develop or otherwise operate the Nomad Underlying Mineral Properties.

(x)

The Company has provided the Purchaser with access to full and complete copies of all material exploration, development and production information and data within its possession or control including, without limitation, all material scientific and technical information (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Nomad Underlying Mineral Properties, other than for such technical reports, feasibility studies and other similar reports and studies available on the SEDAR profile of the applicable Operator.

(xi)

Except as would not, individually or in the aggregate, have a Material Adverse Effect and other than as set out in Section 3.1(u)(xi) of the Nomad Disclosure Letter, neither the execution and delivery of this Agreement nor the completion and performance of the Arrangement and obligations contemplated by or contained in this Agreement will:

(A)

give any person the right to terminate, cancel or amend any contractual or other right of the Company or any of its subsidiaries, including without limitation, with respect to the Nomad Royalty and Stream Interests;

(B)	result in the creation of any Lien on the Nomad Royalty and Stream Interests;

(C)	result in a breach, contravention or default, or require the consent of any person under any provision of the Nomad Royalty and Stream Agreements;

(D)

give rise to any rights of first refusal, rights of first offer or acquisition rights, or trigger any change of control provisions, or any notices, consents, restrictions or limitations under any Nomad Royalty and Stream Agreement; or

(E)	result in any fees, duties, Taxes, assessments or other amounts relating to the Nomad Royalty and Stream Interests becoming due or payable.

(xii)	With respect to the Platreef Stream Agreement:

(A)	a true and complete copy of the Platreef Stream Agreement has been provided to the Purchaser;

(B)

(1) The representations and warranties of the Company in the Platreef Stream Agreement are true and correct in all material respects, subject to any qualifications set out therein, as of the date hereof, (2) to the knowledge of the Company, the representations and warranties of Ivanhoe Mines SA (Pty) Ltd, the representations and warranties of Ivanplats (Pty) Ltd and the representations and warranties of each Guarantor (as defined in the Platreef Stream Agreement), respectively, in the Platreef Stream Agreement, were true and correct in all material respects, subject to any qualifications set out therein, as of the date they were given, and (3) there has been no (I) actual or alleged breach or default by any party of any provisions of the Platreef Stream Agreement and no event, condition or occurrence exists which after the notice or lapse of time (or both) would constitute a breach or default by any party to the Platreef Stream Agreement, or (II) dispute, termination, cancellation, amendment or renegotiation of the

Platreef Stream Agreement, and, to the knowledge of the Company, no state of facts giving rise to any of the foregoing exists;

(C)

to the knowledge of the Company, no event has occurred or condition exists which will prevent the Company from completing the acquisition, including the grant of the related security interests, pursuant to the Platreef Stream Agreement in the normal course; and

(D)

there is no material suit, action or proceeding pending or threatened relating to the Platreef Stream Agreement or relating to the mineral properties or assets underlying the Platreef Stream Agreement.

(xiii)	With respect to the Greenstone Stream Agreement:

(A)	a true and complete copy of the Greenstone Stream Agreement has been provided to the Purchaser;

(B)

(1) the representations and warranties of the Company in the Greenstone Stream Agreement are true and correct in all material respects, subject to any qualifications set out therein, as of the date hereof, (2) to the knowledge of the Company, the representations and warranties of OMF Fund II (SC) Ltd. in the Greenstone Stream Agreement were true and correct in all material respects, subject to any qualifications set out therein, as of the date they were given, and (3) there has been no (I) actual or alleged breach or default by any party of any provisions of the Greenstone Stream Agreement and no event, condition or occurrence exists which after the notice or lapse of time (or both) would constitute a breach or default by any party to the Greenstone Stream Agreement, or (II) dispute, termination, cancellation, amendment or renegotiation of the Greenstone Stream Agreement, and, to the knowledge of the Company, no state of facts giving rise to any of the foregoing exists;

(C)

to the knowledge of the Company, no event has occurred or condition exists which will prevent the Company from completing the acquisition pursuant to the Greenstone Stream Agreement in the normal course; and

(D)

there is no material suit, action or proceeding pending or threatened relating to the Greenstone Stream Agreement or relating to the mineral properties or assets underlying the Greenstone Stream Agreement.

(xiv)

No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Company or its subsidiaries of any of the assets of the Company. Neither the Company nor any of its subsidiaries is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor.

(v)

Derivative Transactions. Neither the Company nor any of its subsidiaries have any material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(w)

Expropriation. No Nomad Assets or any other property or asset of the Company or its subsidiaries has been taken or expropriated within the last two (2) years by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(x)

Technical Matters. Since January 1, 2021, the Company is in material compliance with the applicable provisions of NI 43-101 and has duly filed with the applicable regulatory authorities all reports required by NI 43-101, and all such reports complied in all material respects with the requirements of NI 43-101 at the time of filing thereof. The scientific and technical information set forth in the Nomad Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Company and/or the Operators and their respective consultants, as applicable, in accordance with methods generally applied in the mining industry and materially conforms to the requirements of NI 43-101 and Securities Laws.

(y)	Work Programs. The Company has not entered into any joint venture, work program or made any other commitment or undertaking of any nature.

(z)	First Nations Claims.

(i)

The Company has not received any First Nations Claim which affects the Company or its subsidiaries nor, to the knowledge of the Company, has any First Nations Claim been threatened which relates to any of the Nomad Royalty and Stream Interests, any of the Nomad Underlying Mineral Properties, any Permits or the operation by the Company or its subsidiaries of their respective businesses in the areas in which such operations are carried on or in which any of the Nomad Underlying Mineral Properties are located and the Company and its subsidiaries have no outstanding agreements, memorandums of understanding or similar arrangements with any First Nations Group.

(ii)

There are no ongoing or outstanding discussions, negotiations, or similar communications with or by any First Nations Group concerning the Company, its subsidiaries or their respective business, operations or assets.

(iii)

To the knowledge of the Company and except as would not, individually or in the aggregate, have a Material Adverse Effect, no First Nations blockade, occupation, illegal action or on-site protest has occurred or has been threatened in connection with the activities on the Nomad Underlying Mineral Properties.

(iv)

no First Nations Information has been received by the Company or its subsidiaries, or to the knowledge of the Company, by any of the Operators, which could reasonably be expected to have a Material Adverse Effect on the Company or the Nomad Royalty and Stream Interests.

(aa)

NGOs and Community Groups. No dispute between the Company or its subsidiaries, or to the Company’s knowledge, the Operators of the Nomad Underlying Mineral Properties, and any non-governmental organization, community, or community group exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Nomad Royalty and Stream Interests, Nomad Underlying Mineral Properties or operations. The Company has provided the Purchaser and its Representatives with full and complete access to all material correspondence received by the Company, its subsidiaries or their Representatives from any non-governmental organization, community, community group or First Nations Group.

(bb)	Taxes.

(i)

Each of the Company and its subsidiaries has timely filed all material Returns required to be filed by it with any Governmental Authority on or before the applicable due date and each such Return was complete and correct in all material respects. Each of the Company and its subsidiaries has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all material Taxes which are due and payable, all assessments and reassessments and all other material Taxes as are due and payable by it, other than those which are being or have been contested in good faith pursuant to applicable Laws, and in respect of which, in the reasonable opinion of the Company, adequate reserves or accruals in accordance with IFRS have been provided in the Nomad Financial Statements.

(ii)

No audit, action, investigation, deficiencies, litigation, proposed adjustments have been asserted or, to the knowledge of the Company, threatened with respect to Taxes of the Company or its subsidiaries, and neither the Company nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of material Taxes and no such event has been asserted or, to the knowledge of the Company, threatened. No Return of the Company or its subsidiaries is under investigation, review, audit or examination by any taxing authority with respect to any material Taxes, and no written notice of any investigation, review, audit or examination by any taxing authority has been received by the Company or its subsidiaries with respect to any material Taxes.

(iii)

No Lien for Taxes has been filed or exists with respect to any assets or properties of the Company or its subsidiaries other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings. There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by the Company or its subsidiaries other than in connection with routing filing extensions. Neither the Company nor any of its subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of the Company or its subsidiaries for any taxable period ending after the Effective Date.

(iv)

The Company and each of its subsidiaries has duly and timely withheld or collected all material amounts required to be withheld or collected by it on account of Taxes and has complied in all material respects with its obligations to duly and timely remit all such Taxes or other amounts to the appropriate Governmental Authority when required to Law to do so;

(v)

There are no rulings or closing agreements relating to the Company or its subsidiaries which may affect the Company’s or its subsidiaries’ liability for Taxes for any taxable period commencing after the Effective Date.

(vi)

For all transactions between the Company or any of its subsidiaries and any person who is not resident in Canada for purposes of the Tax Act with whom the Company or any of its subsidiaries was not dealing at arm’s length for purposes of the Tax Act, the Company or its subsidiaries has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).

(vii)

No circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Company or its subsidiaries being subject to the application of Section 160 of the Tax Act (or comparable provisions of any other applicable legislation).

(viii)

None of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to the Company or its subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to the Company or its subsidiaries.

(ix)

There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act requiring a material amount to be included in the income of the Company or to its subsidiaries. Neither the Company nor any of its subsidiaries is obligated to make any material payments or is a party to any agreement under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act.

(x)

Neither the Company nor its subsidiaries has any liability under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or liability as a successor or transferee, by contract or otherwise, for Taxes of any Person other than the Company or its subsidiaries, excluding any agreement or arrangement where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification.

(xi)	Neither the Company nor its subsidiaries has participated in a “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(xii)	Neither the Company nor any of its subsidiaries is or has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and U.S. Treasury Regulation Section 1.6011-4(b).

(xiii)

During the last two years, neither the Company nor any of its subsidiaries has been a party to any transaction (other than a transaction described in Section 355(e)(2)(C) of the Code) treated by the parties thereto as one to which Section 355 of the Code (or any similar provision of state, local, or foreign Law) applied.

(cc)	Contracts.

(i)

Set out in Section 3.1(cc) of the Nomad Disclosure Letter is a list of each Nomad Material Contract. The Company has made available to the Purchaser for inspection true and complete copies of all Nomad Material Contracts to which the Company or its subsidiaries is a party and no such Nomad Material Contract has been modified, rescinded or terminated.

(ii)

Each Nomad Material Contract to which the Company or its subsidiaries is a party is in full force and effect, unamended, and the Company or its subsidiaries is entitled to all rights and benefits thereunder in accordance with the terms thereof. Each of the Nomad Material Contracts is a valid and binding obligation of the Company or its subsidiaries and the other parties thereto enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iii)

The Company or its subsidiaries, as applicable, has performed in all material respects all respective obligations required to be performed by it to date under the Nomad Material Contracts and none of the Company or its subsidiaries, or, to the knowledge of the Company, any of the other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Nomad Material Contract and neither the Company nor any of its subsidiaries has received or given any notice of default under any Nomad Material Contract which remains uncured, and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Nomad Material Contract or the inability of a party to any Nomad Material Contract to perform its obligations thereunder.

(iv)

Neither the Company nor any of its subsidiaries has received any notice (whether written or oral), that any party to a Nomad Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with its subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

(dd)	Employment Matters.

(i)

Section 3.1(dd) of the Nomad Disclosure Letter sets out a true and complete list of all employees of the Company and its subsidiaries, date of hire/cumulative length of service, term of contract (if fixed), position, compensation (including but not limited to salary, bonus and commissions), eligibility to participate in short-term and long-term incentive plans (and grants received under these plans, if any), benefits, vacation entitlement in days, current status (full time or part-time, active or non-active (and if non-active, the reason for leave)) and whether they are unionized or subject to a written employment Contract as well as a list of all former employees of the Company to whom the Company or its subsidiaries has or may have any outstanding obligations, indicating the nature and the value of such obligations. Except as disclosed in Section 3.1(dd) of the Nomad Disclosure Letter, no employee of the Company or its subsidiaries has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance. All written Contracts in relation to the employees listed in Section 3.1(dd) of the Nomad Disclosure Letter have been provided to the Purchaser.

(ii)

Section 3.1(dd) of the Nomad Disclosure Letter contains a correct and complete list of each independent contractor currently engaged by the Company or its subsidiaries including their consulting fees, any other forms of compensation or benefits to which they are entitled and whether they are subject to a written Contract. Current and complete copies of all such independent contractor Contracts that provide for base fees in excess of US$75,000 per annum have been provided to the Purchaser. Each independent contractor of the Company and its subsidiaries has been properly classified as an independent contractor and neither the Company nor any of its subsidiaries has received any notice from any Governmental Authority disputing such classification.

(iii)

Except as set out in Section 3.1(dd) of the Nomad Disclosure Letter or in the Nomad Public Disclosure Record, neither the Company nor any of its subsidiaries is a party to or bound or governed by, or subject to:

(A)

any employment, consulting, retention or change of control agreement with, or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to, any officer, employee or consultant of the Company or its subsidiaries in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Arrangement).

(B)

any collective bargaining or union agreement, or any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights in respect of the Company or its subsidiaries;

(C)	any labour dispute, strike or lock-out relating to or involving any employees of the Company or its subsidiaries; or

(D)

any actual or, to the knowledge of the Company, threatened material claim against the Company or its subsidiaries arising out of or in connection with employment or consulting relationship or the termination thereof.

Complete and correct copies of the agreements, arrangements and understandings referred to in paragraphs (A) and (B) of this Section 3.1(dd) are included in the Nomad Diligence Information.

(iv)

The Company has not and is not engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Company, threatened against the Company.

(ee)	Health and Safety. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(i)

each of the Company and its subsidiaries has operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of the Company, threatened proceedings before any Governmental Authority with respect to any such matters.

(ii)

neither the Company nor any of its subsidiaries, nor to the knowledge of the Company, any of the Operators, has received any demand or notice with respect to a material breach of any applicable health and safety Laws, the effect of which would be reasonably expected to materially affect operations relating to the Nomad Royalty and Stream Interests or the Nomad Underlying Mineral Properties.

(iii)

there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any of its subsidiaries has been reassessed in any respect under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company or its subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims, investigations or inquiries pending against the Company or its subsidiaries, or to the knowledge of the Company, against any of the Operators (or naming the Company, its subsidiaries or any Operator as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws at any of the operations relating to the Nomad Royalty and Stream Interests or the Nomad Underlying Mineral Properties.

(ff)

Acceleration of Benefits. Except as set out in Section 3.1(ff) of the Nomad Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement, become entitled to (i) any retirement, severance, bonus or other similar payment from the Company or its subsidiaries, (ii) the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards of the Company or its subsidiaries, (iii) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company or its subsidiaries, or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or its subsidiaries.

(gg)	Pension and Employee Benefits.

(i)

Each of the Company and its subsidiaries has complied with all the terms of, and all applicable Law in respect of, employee compensation and benefit obligations of the Company and its subsidiaries. Other than the Nomad Equity Compensation Plans and all Employee Plans set out in Section 3.1(gg)

of the Nomad Disclosure Letter, neither the Company nor any of its subsidiaries has any pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company. The Company is in compliance with the terms of the Nomad Equity Compensation Plans and all applicable Laws related thereto.

(ii)

The Company does not have any stock option plan or similar arrangement other than the Nomad Equity Compensation Plans. Section 3.1(gg) of the Nomad Disclosure Letter sets out a complete, up-to-date and accurate list of all holders of Nomad Options, Nomad PSUs, Nomad RSUs and Nomad DSUs together with the number of Nomad Options, Nomad PSUs, Nomad RSUs and Nomad DSUs granted, as applicable, the exercise price, vesting provisions and the expiry date thereof.

(iii)

All Employee Plans are set out in Section 3.1(gg) of the Nomad Disclosure Letter. The Company has provided as part of the Nomad Diligence Information true, correct and complete copies of all the Employee Plans as amended as of the date hereof, together with all related documentation including, without limitation, funding and investment management agreements, summary plan descriptions, the most recent actuarial reports (including, for greater certainty, actuarial valuations in respect of any multi-employer pension plan), financial statements, asset statements, and all material opinions and memoranda (whether externally or internally prepared) and material correspondence with all regulatory authorities or other relevant persons.

(iv)

Each of the Company and its subsidiaries has complied with all the terms of, and all applicable Laws in respect of, the Employee Plans. All contributions, and premiums owing under the Employee Plans have been paid when due in accordance with the terms of the Employee Plans and applicable Laws. The Company and/or its subsidiaries, as the case may be, have paid in full all contributions for the period up to the closing of the Arrangement even though not otherwise required to be paid until a later date or have made full and adequate disclosure of and provision for such contributions and premiums in their books and records.

(v)

All Employee Plans that provide group benefits are established through a contract of insurance, and no retroactive increase in premiums is permitted thereunder. The level of insurance reserves under each insured Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims.

(vi)

No Employee Plan is a “registered pension plan” as such term is defined in the Tax Act or provides benefits following the retirement or (except where required by statute) termination of employment of any employee of the Company or its subsidiaries.

(hh)

Employee Matters. Any individual who performs services for the Company’s or its subsidiaries’ business and who is not treated as an employee is not an employee under applicable Law or for any purpose including, without limitation, for Tax withholding purposes or benefit plan purposes. Neither the Company nor any of its subsidiaries has any liability by reason of an individual who performs or performed services for the Company’s or its subsidiaries’ business in any capacity being improperly excluded from participating in a benefit plan.

(ii)

Employment Withholdings. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by Law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Authority.

(jj)

Intellectual Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor its subsidiaries owns or possesses any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names.

(kk)	Environment. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(i)

neither the Company or any of its subsidiaries has received from any Person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, liability or potential liability arising under any Environmental Law that is pending as of the date of this Agreement. The Company is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice, action or other claim, liability or potential liability.

(ii)

to the Company’s knowledge, the Operators have carried on their operations in material compliance with all applicable Environmental Laws and the Nomad Underlying Mineral Properties comply with all applicable Environmental Laws in all material respects, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company’s or its subsidiaries’ ownership of or ability to receive all benefits associated with the Nomad Royalty and Stream Interests.

(ll)

Insurance. The Company has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All insurance policies of the Company are disclosed in Section 3.1(ll) of the Nomad Disclosure Letter and are in full force and effect. All premiums due and payable under all such policies have been paid and the Company is otherwise in compliance in all material respects with the terms of such policies. The Company has not received any notice of cancellation or termination with respect to any such policy. There has been no denial of material claims nor material claims disputed by the Company’s insurers. All material proceedings covered by any insurance policy of the Company have been properly reported to and accepted by the applicable insurer.

(mm)

Books and Records. The corporate records and minute books of the Company and its subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of the Company and its subsidiaries in all material respects have been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(nn)

Non-Arm’s Length Transactions. Except for agreements as set out in Section 3.1(nn) of the Nomad Disclosure Letter and the Deferred Payment Agreement, there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or any of its subsidiaries, on the one hand, and any (i) officer or director of the Company or its subsidiaries, (ii) any holder of record or, to the knowledge of the Company, beneficial owner or 5% or more of the outstanding Nomad Shares, or (iii) any affiliate or associate or any such officer, director or Nomad Shareholder, on the other hand.

(oo)

Financial Advisors or Brokers. The Company has not incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to the Company, other than with respect to the Nomad Financial Advisor and Cormark. Section 3.1(oo) of the Nomad Disclosure Letter sets out the aggregate dollar amount determined to be payable to and as agreed upon with the Nomad Financial Advisor and Cormark in the event the Arrangement is completed.

(pp)

Fairness Opinions. The Special Committee and the Nomad Board have received the Cormark Opinion and the Nomad Financial Advisor Opinion in oral form, which opinion have not been modified, amended, qualified or withdrawn. True and complete copies of the Cormark Opinion and the Nomad Financial Advisor Opinion will be provided by the Company to the Purchaser promptly following delivery of the same to the Nomad Board.

(qq)

Special Committee and Nomad Board Approval. The Special Committee, at a meeting duly called and held, after consultation with legal and financial advisors, has unanimously determined that this Agreement and the Arrangement are fair to the Nomad Shareholders and are in the best interests of the Company and unanimously determined to recommend approval of this Agreement and the

Arrangement to the Nomad Board and that the Nomad Board recommend that the Nomad Shareholders vote in favour of the Arrangement Resolution. The Nomad Board, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined that this Agreement and the Arrangement are fair to the Nomad Shareholders and are in the best interests of the Company, have unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and have unanimously resolved to recommend that the Nomad Shareholders vote in favour of the Arrangement Resolution. No action has been taken to amend, or supersede such determinations, resolutions or authorizations of the Special Committee or the Company Board. Each director and executive officer of the Company intends to vote all Nomad Shares held by him or her in favour of the Arrangement Resolution and has agreed that the news release referred to in Section 2.2(a) may so state and that references to such intention may be made in the Circular and other documents relating to the Arrangement.

(rr)

Data Room Information. All Nomad Diligence Information provided is true and correct in all respects and does not contain any omissions as at its respective date as stated therein, or, if any Nomad Diligence Information is undated, as of the date of its delivery to the data room for purposes of the transactions contemplated by this Agreement. The Nomad Diligence Information includes complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the Nomad Shareholders, the Nomad Board and each committee of the Nomad Board, excluding any minutes (or portion thereof) of the Nomad Board in relation to this Agreement, and the Company has not taken any action to amend or supersede such documents. None of the Nomad Diligence Information has been amended except as provided in the Nomad Diligence Information. Additionally, all information provided to the Purchaser in relation to the Purchaser’s due diligence requests, including information not provided in the Nomad Diligence Information, is true and correct in all respects and does not contain any omissions as at its respective date as stated therein and has not been amended except as provided to the Purchaser. The Company acknowledges that the Purchaser is relying on all information provided by the Company to them in entering into this Agreement.

(ss)

Arrangements with Securityholders. Other than the Support Agreements and this Agreement, the Company does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Purchaser or any of its securities, businesses or operations, with any shareholder of the Purchaser, any interested party of the Purchaser or any related party of any interested party of the Purchaser, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101). Other than as set out in Section 3.1(tt) of the Nomad Disclosure Letter, the Company has not provided a “collateral benefit” (within the meaning of MI 61-101) to any employees, officers, directors or shareholders of the Company.

(tt)

Collateral Benefits. Other than as set out in Section 3.1(tt) of the Nomad Disclosure Letter, as of the date hereof, to the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(uu)

Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company or its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Company, its subsidiaries or any of its affiliates, any acquisition of property by the Company, its subsidiaries or any of its affiliates, or the conduct of business by the Company, its subsidiaries or any of its affiliates, as currently conducted (including following the transactions contemplated by this Agreement), other than as set out in Section 3.1(uu) of the Nomad Disclosure Letter.

(vv)

Funds Available. Except as set out in Section 3.1(vv) of the Nomad Disclosure Letter, the Company has sufficient funds available to pay: (i) prior to the Effective Time, all transaction costs, all payments required pursuant to change of control provisions, all of the Company’s remaining forecast commitments as set out in Section 3.1(vv) of the Nomad Disclosure Letter, all additional remaining accounts payable and current liabilities of the Company and its subsidiaries, net of current assets, as determined in accordance with IFRS at the Effective Time; and (ii) the Termination Fee.

(ww)	Ownership of Purchaser Shares or other Securities. Neither the Company nor any of its affiliates owns any Purchaser Shares or any other securities of the Purchaser.

(xx)

Confidentiality Agreements. All agreements entered into by the Company or its subsidiaries with persons regarding the confidentiality of information provided to such person or reviewed by such persons with respect to any transaction in the nature described in the definition of “Nomad Acquisition Proposal”, each contain customary provisions, including standstill provisions, have not been waived or released with respect to the applicability of any such “standstill” or other provisions of such confidentiality agreements, except to the extent such agreements contain provisions that provide for automatic exemptions as a result of the Arrangement.

(yy)

Indemnification Agreements. The Nomad Diligence Information contains correct copies or summaries of all indemnity agreements and any similar agreements to which the Company is a party that contain rights to indemnification in favour of the current officers and directors of the Company.

(zz)

Employment, Severance and Change of Control Agreements. The Nomad Diligence Information contains correct and complete copies of all employment, consulting, change of control and severance agreements to which the Company and its subsidiaries is a party providing for severance payments in excess of the amount that would result by Law from the employment of an employee without an agreement as to notice or severance.

(aaa)

Full Disclosure. The information and statements contained in this Agreement are true and correct and together with the Nomad Public Disclosure Record and the Nomad Disclosure Letter, constitute full, true and plain disclosure of all material facts relating to the Company and its subsidiaries on a consolidated basis, and contain no misrepresentations.

3.2	Representations and Warranties of the Purchaser

Except as specifically disclosed in the Purchaser Disclosure Letter (which shall make reference to the applicable section in respect of which such qualification is being made), the Purchaser represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement:

(a)

Organization and Qualification. The Purchaser has been duly amalgamated and validly exists and is in good standing under the BCBCA, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Purchaser and its subsidiaries are duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary.

(b)

Authority Relative to this Agreement. The Purchaser has the requisite corporate power, authority and capacity to enter into and perform its obligations under this Agreement and (subject to obtaining the approval of the Purchaser Shareholders of the Purchaser Shareholder Resolution) to complete the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by the Purchaser of its obligations hereunder and thereunder, and the completion by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the directors of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement, or the performance by the Purchaser of its obligations hereunder, or subject to obtaining the approval of the Purchaser Shareholders of the Purchaser Shareholder Resolution, the completion by the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(c)

Required Approvals. Other than the Transaction Regulatory Approvals, no authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is necessary for the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the Arrangement, other than:

(i)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii)	the Final Order, and any filings required in order to obtain the Final Order; and

(iii)

any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(d)

No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.2(c), the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and thereunder and the completion of the transactions contemplated hereby and thereby do not and will not result (with the giving of notice or the lapse of time, or both):

(i)

subject to obtaining the Transaction Regulatory Approvals, conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligation under, any provision of:

(a) any Law applicable to it, any of its subsidiaries or any of its properties or assets;

(b) its articles or by-laws or any other agreement or understanding with any party holding an ownership interest in the Purchaser;

(c) any license or registration or any agreement, contract or commitment, written or oral, which the Purchaser or any of its subsidiaries is a party to or bound by or subject to;

(ii)

result in a conflict, contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any consent or approval under, any

Purchaser Material Contract or material Permit or license to which it is a party or by which it is bound or to which its material assets, including the Purchaser Royalty and Stream Interests, is subject or give to any person any interest, benefit or right, including any right of purchase, termination, suspension, alteration, payment, modification, reimbursement, cancellation or acceleration, under any such contracts, permits or licenses;

(iii)

give rise to any rights of first refusal, rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or

(iv)

result in the creation or imposition of any Lien upon the Purchaser Royalty and Stream Interests or any of the Company’s assets or the assets of any its subsidiaries, or restrict, hinder, impair or limit its or its subsidiaries’ ability to carry on their respective business as and where it is now being carried on or as and where it may be carried on in the future.

(e)	Capitalization.

(i)

The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares. As at April 30, 2022, there were (A) 192,224,215 Purchaser Shares issued and outstanding, (B) 10,720,331 Purchaser Options providing for the issuance of 10,720,331 Purchaser Shares upon the exercise thereof pursuant to the Purchaser Option Plan; and (C) 1,938,500 Purchaser RSRs that will result in the issuance of 1,938,500 Purchaser Shares upon the vesting thereof pursuant to the Purchaser Restricted Share Plan. All outstanding Purchaser Shares have been, and all Purchaser Shares issuable upon the exercise, conversion or vesting of rights under the Purchaser Options, Purchaser Restricted Share Rights and Purchaser Warrants in accordance with their terms, have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of the Purchaser, and are not and will not be, as applicable, subject to or issued in violation of, any Law or any pre-emptive or similar rights applicable to them.

(ii)

Except as set out in Section 3.2(e)(ii) of the Purchaser Disclosure Letter, the Purchaser has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Purchaser Shares or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Purchaser Shares or other security.

(iii)

Other than the Purchaser Equity Compensation Plans, the Company does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Purchaser Share price, income or any other attribute of or related to the Purchaser.

(iv)

The Purchaser Shares are listed and posted for trading on the TSX and the NYSE and, except for such listing and trading, no securities of the Purchaser are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws.

(v)

There are no outstanding securities, bonds, debentures or other evidences of indebtedness of the Purchaser or its subsidiaries that have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the holders of the Purchaser Shares on any matter. There are no outstanding obligations of the Purchaser or its subsidiaries with respect to the voting or disposition of any outstanding securities of the Purchaser or its subsidiaries.

(f)	Consideration Shares. All Consideration Shares will, when issued in accordance with the terms of the Arrangement, be duly authorized, validly issued, fully paid and non-assessable Purchaser Shares.

(g)

Shareholder and Similar Agreements. The Purchaser is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Purchaser.

(h)

Reporting Issuer Status and Securities Laws Matters. The Purchaser is a “reporting issuer” within the meaning of applicable Securities Laws in all provinces and territories of Canada, and is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Purchaser, and the Purchaser is not in default of any material provision of applicable Securities Laws or the rules or regulations of the TSX or the NYSE. Trading in the Purchaser Shares on the TSX and the NYSE is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened. To the knowledge of the Purchaser, no inquiry, review or investigation (formal or informal) of the Purchaser by any securities commission or similar regulatory authority under applicable Securities Laws or the TSX or the NYSE is in effect or ongoing or expected to be implemented or undertaken. The Purchaser has not taken any action to cease to be a reporting issuer in any of the provinces and territories of Canada nor has the Purchaser received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Purchaser. The documents and information comprising the Purchaser Public Disclosure Record, as at the respective dates they were filed, were in compliance with applicable Securities Laws and, where applicable, the rules and policies of the TSX and the NYSE and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser has publicly disclosed in the Purchaser Public Disclosure Record all information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Purchaser. The Purchaser is up-to-date in all forms, reports, statements and documents, including financial statements and management’s discussion and analysis, required to be filed by the Purchaser under applicable Securities Laws and the rules and policies of the TSX and the NYSE. The Purchaser has not filed any confidential material change report that at the date hereof remains confidential. There are no outstanding or unresolved comments in comments letters from any securities commission or similar regulatory authority with respect to any of the Purchaser Public Disclosure Record and neither the Purchaser nor any of the Purchaser Public Disclosure Record is subject to an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the TSX or the NYSE.

(i)	U.S. Securities Matters.

(i)	The Purchaser is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(ii)

The Purchaser Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and the Purchaser is in material compliance with its reporting obligation as a “foreign private issuer” pursuant to Section 13 of the U.S. Exchange Act. Other than the Purchaser Shares, the Purchaser does not have, nor is it required to have, any class of equity securities registered under the U.S. Exchange Act, nor is the Purchaser subject to any reporting obligations pursuant to Section 15(d) of the U.S. Exchange Act.

(iii)	The Purchaser is not registered, and is not required to be registered, as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(j)	Purchaser Financial Statements.

(i)

The Purchaser Financial Statements have been, and all financial statements of the Purchaser which are publicly disseminated by the Purchaser in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws. The Purchaser Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Purchaser and its subsidiaries, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Purchaser for the periods covered thereby. The Purchaser does not intend to correct or restate, nor is there any basis for any correction or restatement of, any aspect of any of the Purchaser Financial Statements.

(ii)

Neither the Purchaser nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet transaction, arrangement, obligation or other relationship or any similar Contract (including any Contract relating to any transaction or relationship between or among the Purchaser or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structure finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Purchaser or any of its subsidiaries, in the published financial statements of the Purchaser or the Purchaser Public Disclosure Record.

(iii)

Management of the Purchaser has designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for the Purchaser providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

(iv)

Since December 31, 2021, neither the Purchaser nor any of its subsidiaries nor any Representative of the Purchaser or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Purchaser or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or Claim that the Purchaser or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Purchaser Board.

(v)	There are no outstanding loans made by the Purchaser to any director or officer of the Purchaser.

(k)

Undisclosed Liabilities. Except as set out in Section 3.2(k) of the Purchaser Disclosure Letter and except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Purchaser as of December 31, 2021 or disclosed in the notes thereto; and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2021, neither the Purchaser nor any of its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(l)	Auditors. There has not been a reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with the Purchaser’s auditors.

(m)	Absence of Certain Changes. Since December 31, 2021, except as disclosed in the Purchaser Public Disclosure Record and except as set out in Section 3.2(m) of the Purchaser Disclosure Letter:

(i)	the Purchaser and its subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice, except for the Arrangement contemplated hereby;

(ii)

there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to require the filing of a material change report under applicable Securities Laws or have a Material Adverse Effect;

(iii)	there has not been any material write-down by the Purchaser of any of the assets of the Purchaser, including the Purchaser Royalty and Stream Interests;

(iv)	there has not been any material expenditure or commitment to expend by the Purchaser with respect to capital expenses;

(v)

neither the Purchaser nor any of its subsidiaries has approved or entered into any agreement in respect of any acquisition or sale, lease, license or other disposition by the Purchaser of any interest in any of the Purchaser Assets or any other material assets of the Purchaser, including the Purchaser Royalty and Stream Interests, whether by asset sale, transfer of property, shares or otherwise;

(vi)

there has not been any incurrence, assumption or guarantee by the Purchaser of any material debt for borrowed money, any creation or assumption by the Purchaser of any Lien, or any making by the Purchaser of any loan, advance or capital contribution to or material investment in any other person;

(vii)	there has not been any satisfaction or settlement of any material claim, liability or obligation of the Purchaser;

(viii)

none of the Purchaser, its subsidiaries or any of the Representatives thereof, has received or otherwise had or obtained knowledge of any fraud or complaint, allegation, assertion or Claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of the Purchaser or its subsidiaries or their respective internal accounting controls;

(ix)	neither the Purchaser nor any of its subsidiaries has effected any material change in its accounting policies, principles, methods, practices or procedures;

(x)	neither the Purchaser nor any of its subsidiaries has suffered any casualty, damage, destruction or loss to any of its properties or assets;

(xi)

neither the Purchaser nor any of its subsidiaries has declared, set aside or paid any dividends or made any distribution or payment or return of capital in respect of the Purchaser Shares or any other securities, other than in the ordinary course;

(xii)

neither the Purchaser nor any of its subsidiaries has effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Purchaser Shares or any other securities; and

(xiii)	the Purchaser has not agreed, announced, resolved or committed to do any of the foregoing.

(n)	Taxes. Except as set out in Section 3.2(n) of the Purchaser Disclosure Letter:

(i)

each of the Purchaser and its subsidiaries has timely filed all material Returns required to be filed by it with any Governmental Authority on or before the applicable due date and each such Return was complete and correct in all material respects. Each of the Purchaser and its subsidiaries has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all material Taxes which are due and payable, all assessments and reassessments and all other material Taxes as are due and payable by it, other than those which are being or have been contested in good faith pursuant to applicable Laws, and in respect of which, in the reasonable opinion of the Purchaser, adequate reserves or accruals in accordance with IFRS have been provided in the Purchaser Financial Statements;

(ii)

no audit, action, investigation, deficiencies, litigation, proposed adjustments have been asserted or, to the knowledge of the Purchaser, threatened with respect to Taxes of the Purchaser or its subsidiaries, and neither the Purchaser nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of material Taxes and no such event has been asserted or, to the knowledge of the Purchaser, threatened. No Return of the Purchaser or its subsidiaries is under investigation, review, audit or examination by any taxing authority with respect to any material Taxes, and no written notice of any investigation, review, audit or examination by any taxing authority has been received by the Purchaser or its subsidiaries with respect to any material Taxes;

(iii)

no Lien for Taxes has been filed or exists with respect to any assets or properties of the Purchaser or its subsidiaries other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings. There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by the Purchaser or its subsidiaries other than in connection with routine filing extensions. Neither the Purchaser nor any of its subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of the Purchaser or its subsidiaries for any taxable period ending after the Effective Date;

(iv)

the Purchaser and each of its subsidiaries has duly and timely withheld or collected all material amounts required to be withheld or collected by it on account of Taxes and has complied in all material respects with its obligations to duly and timely remit all such Taxes or other amounts to the appropriate Governmental Authority when required to Law to do so;

(v)

there are no rulings or closing agreements relating to the Purchaser or its subsidiaries which may affect the Purchaser’s or its subsidiaries’ liability for Taxes for any taxable period commencing after the Effective Date;

(vi)

for all transactions between the Purchaser or any of its subsidiaries and any person who is not resident in Canada for purposes of the Tax Act with whom the Purchaser or any of its subsidiaries was not dealing at arm’s length for purposes of the Tax Act, the Purchaser or its subsidiaries has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).

(vii)

no circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Purchaser or its subsidiaries being subject to the application of Section 160 of the Tax Act (or comparable provisions of any other applicable legislation).

(viii)

none of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to the Purchaser or its subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to the Purchaser or its subsidiaries.

(ix)

there are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act requiring a material amount to be included in the income of the Purchaser or its subsidiaries. Neither the Purchaser nor any of its subsidiaries is obligated to make any payments or is a party to any agreement under which it could be obligated to make any material payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act.

(x)

neither the Purchaser nor its subsidiaries has any liability under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or liability as a successor or transferee, by contract or otherwise, for Taxes of any Person other than the Purchaser or its subsidiaries, excluding any agreement or arrangement where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification.

(xi)	neither the Purchaser nor its subsidiaries has participated in a “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(xii)

neither the Purchaser nor any of its subsidiaries is or has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and U.S. Treasury Regulation Section 1.6011-4(b); and

(xiii)

during the last two years, neither the Purchaser nor any of its subsidiaries has been a party to any transaction (other than a transaction described in Section 355(e)(2)(C) of the Code) treated by the parties thereto as one to which Section 355 of the Code (or any similar provision of state, local, or foreign Law) applied.

(o)

Insurance. The Purchaser and its subsidiaries maintain insurance in such amounts and covering such risks as the Purchaser reasonably considers adequate for the conduct of its business and the value of its assets and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance would not reasonably be expected to have a Material Adverse Effect; there are no material claims by the Purchaser or any subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

(p)	Compliance with Laws.

(i)

The business of the Purchaser and its subsidiaries has been and is currently being conducted in material compliance with all applicable Laws and the Purchaser and its subsidiaries have not received any notice of any alleged violation of any such Laws. The Purchaser does not have any knowledge of any future or potential changes in any Law that may materially impact the business, operations, financial condition, prospects or otherwise of the Purchaser or its subsidiaries. Without limiting the generality of the foregoing, all issued and outstanding Purchaser Shares have been issued in compliance with all applicable Securities Laws.

(ii)

Neither the Purchaser nor any of its subsidiaries and to the Purchaser’s knowledge, none of their respective directors, officers, supervisors, managers, employees, or agents acting on behalf of the Purchaser has: (A) violated any applicable anti-corruption, anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act, (B) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, other jurisdictions in which the Purchaser or any of its subsidiaries has assets or any other jurisdiction other than in accordance with applicable Laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(iii)

The operations of the Purchaser and its subsidiaries are and have been conducted at all times in compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Authority involving the Purchaser or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

(iv)

To the knowledge of the Purchaser, there have been no material violations or contraventions of the code of ethics filed by the Purchaser in the Purchaser Public Disclosure Record by any person to which said code of ethics applies, including officers, directors and employees of the Purchaser. No variation, exception, waiver or management override from compliance with said code of ethics has been granted, in writing or otherwise, to any person.

(q)

Sanctions. Neither the Purchaser nor any of its subsidiaries (i) has assets located in a jurisdiction in violation of Sanctions Laws, or otherwise directly or indirectly derives revenues from or engages in, investments, dealings, activities, or transactions which violate Sanctions Laws; or (ii) directly or indirectly derives revenues from or engaged in investments, dealings, activities, or transactions with, any Sanctioned Person.

(r)

Litigation. Except as disclosed in the Purchaser Public Disclosure Record and except as set out in Section 3.2(r) of the Purchaser Disclosure Letter, there are no Proceedings against or involving the Purchaser or its subsidiaries, or affecting any of their property or assets (whether in progress or, to the knowledge of the

Purchaser, threatened) which, individually or in the aggregate, if determined adversely to the Purchaser or any of its subsidiaries, would reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Purchaser or its subsidiaries in respect of its businesses, properties or assets.

(s)

Insolvency. No act or proceeding has been taken by or against the Purchaser or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of the Purchaser or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Purchaser or any of its subsidiaries or any of its properties or assets nor, to the knowledge of the Purchaser, is any such act or proceeding threatened. Neither the Purchaser nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Purchaser nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Purchaser or its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(t)	Ownership of Nomad Shares or other Securities. Neither the Purchaser nor any of its affiliates owns any Nomad Shares or any other securities of the Company.

(u)	Operational Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(i)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Purchaser and its subsidiaries and affiliates, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(ii)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any Contracts and agreements to which the Purchaser or its subsidiaries and affiliates is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(v)	Royalty, Stream and Other Interests.

(i)

Purchaser Royalty and Streaming Agreements. Each Purchaser Royalty and Stream Agreement is in full force and effect, unamended, and the Purchaser or its subsidiaries is entitled to all rights and benefits thereunder in accordance with the terms thereof. Each of the Purchaser Royalty and Stream Agreements is a valid and binding obligation of the Purchaser or its subsidiaries and the other parties thereto enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The Purchaser or its subsidiaries, as applicable, has performed in all material respects all respective obligations required to be performed by it to date under the Purchaser Royalty and Stream Agreements and none of the Purchaser or its subsidiaries, or, to the knowledge of the Purchaser, any of the other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Purchaser Royalty and Stream Agreement and neither the Purchaser nor any of its subsidiaries has received or given any notice of default under any Purchaser Royalty and Stream Agreement which remains uncured, and, to the knowledge of the Purchaser, there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Purchaser Royalty and Stream Agreement or the inability of a party to any Purchaser Royalty and Stream Agreement to perform its obligations thereunder.

(ii)

True and complete copies of the Purchaser Royalty and Stream Agreements and any material ancillary documentation and all amendments entered into in connection therewith have been made available to the Company in the Purchaser Diligence Information.

(iii)

Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Purchaser and each of its subsidiaries has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by it under each of the Purchaser Royalty and Stream Agreements, and is in compliance with all terms, conditions and covenants contained therein, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Purchaser or any of its subsidiaries under any Purchaser Royalty and Stream Agreements and each such Purchaser Royalty and Stream Agreement and each of the Purchaser Royalty and Stream Interests is in good standing, enforceable and in full force and effect. To the knowledge of the Purchaser, no other party to any Purchaser Royalty and Stream Agreement is in breach, violation or default of the terms, conditions or covenants of any such Purchaser Royalty and Stream Agreement.

(iv)

Except as would not, individually or in the aggregate, have a Material Adverse Effect: (A) the Purchaser and its subsidiaries have the exclusive right to own and receive all benefits associated with the Purchaser Royalty and Stream Interests; (B) no person or entity of any nature whatsoever other than the Purchaser or its subsidiaries has any interest in the Purchaser Royalty and Stream Interests or the production, payments, benefits or profits therefrom. or any right to acquire or otherwise obtain any such interest; (C) there are no back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, third party royalty rights, third party streaming rights, or other rights of any nature whatsoever which would affect the Purchaser’s or its subsidiaries’ interests in the Purchaser Royalty and Stream Interests, and no such rights are threatened; (D) there is no Contract, agreement, option or any other right or obligation binding upon, or which at any time in the future may become binding upon the Purchaser or any of its subsidiaries requiring it to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Purchaser Royalty and Stream Interests; (E) neither the Purchaser nor any of its subsidiaries has received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Purchaser Royalty and Stream Interests; and (F) each of the Purchaser Royalty and Stream Interests is in good standing under and complies with all Laws, and has been registered or recorded on title against the mineral properties or assets underlying the Purchaser Royalty and Stream Interests (the “Purchaser Underlying Mineral Properties”).

(v)

The Purchaser does not have any information or knowledge of any fact relating to any of the Purchaser Royalty and Stream Interests, which might reasonably be expected to materially and adversely affect the business operations or condition (financial or otherwise) or prospects of the Purchaser and its subsidiaries, taken as a whole.

(vi)	To the Purchaser’s knowledge, in respect of the Purchaser Underlying Mineral Properties:

(A)

The owner or operator (for the purposes of Section 3.2, an “Operator” or the “Operators”) of each Purchaser Underlying Mineral Property holds all requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its respective business as currently carried on with respect to the Purchaser Underlying Mineral Property and that such licenses, registrations, qualifications, permits and consents are invalid and are not subsisting and in good standing in accordance with applicable Laws.

(B)

No Operator has received any notice of proceedings relating to the revocation or adverse modification of any material mining license, registration, qualification or permit, and no Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, exploration or prospecting rights, concessions or licenses with respect to any Purchaser Underlying Mineral Property.

(C)

No part of the Purchaser Underlying Mineral Properties have been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given, commenced or threatened or is pending, nor does the Purchaser have any knowledge of the intent or proposal to give any such notice or commence any such proceeding.

(vii)

Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the execution and delivery of this Agreement nor the completion and performance of the Arrangement and obligations contemplated by or contained in this Agreement will:

(A)

give any person the right to terminate, cancel or amend any contractual or other right of the Purchaser or any of its subsidiaries, including without limitation, with respect to the Purchaser Royalty and Stream Interests;

(B)	result in the creation of any Lien on the Purchaser Royalty and Stream Interests;

(C)	result in a breach, contravention or default, or require the consent of any person under any provision of the Purchaser Royalty and Stream Agreements;

(D)

give rise to any rights of first refusal, rights of first offer or acquisition rights, or trigger any change of control provisions, or any notices, consents, restrictions or limitations under any Purchaser Royalty and Stream Agreement; or

(E)	result in any fees, duties, taxes, assessments or other amounts relating to the Purchaser Royalty and Stream Interests becoming due or payable.

(w)

Technical Disclosure. Since January 1, 2021, the Purchaser is in material compliance with the applicable provisions of NI 43-101 and has duly filed with the applicable regulatory authorities all reports required by NI 43-101, and all such reports complied in all material respects with the requirements of NI 43-101 at the time of filing thereof. The scientific and technical information set forth in the Purchaser Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Purchaser and/or the operators and their respective consultants, as applicable, in accordance with methods generally applied in the mining industry and materially conforms to the requirements of NI 43-101 and Securities Laws.

(x)

No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Purchaser or its subsidiaries of any of the assets of the Purchaser. Neither the Purchaser nor any of its subsidiaries is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor.

(y)	First Nations Claims.

(i)

The Purchaser has not received any First Nations Claim which affects the Purchaser or its subsidiaries nor, to the knowledge of the Purchaser, has any First Nations Claim been threatened which relates to any of the Purchaser Royalty and Stream Interests, any of the Purchaser Underlying Mineral Properties, any Permits or the operation by the Purchaser or its subsidiaries of their respective businesses in the areas in which such operations are carried on or in which any of the Purchaser Underlying Mineral Properties are located and the Purchaser and its subsidiaries have no outstanding agreements, memorandums of understanding or similar arrangements with any First Nations Group.

(ii)

There are no ongoing or outstanding discussions, negotiations, or similar communications with or by any First Nations Group concerning the Purchaser, its subsidiaries or their respective business, operations or assets.

(iii)

To the knowledge of the Purchaser, no First Nations blockade, occupation, illegal action or on-site protest has occurred or has been threatened in connection with the activities on the Purchaser Underlying Mineral Properties.

(iv)

No First Nations Information has been received by the Purchaser or its subsidiaries, or to the knowledge of the Purchaser, by any of the Operators, which could reasonably be expected to have a Material Adverse Effect on the Purchaser or the Purchaser Royalty and Stream Interests.

(z)

NGOs and Community Groups. No dispute between the Purchaser or its subsidiaries, or to the Purchaser’s knowledge, the Operators of the Purchaser Underlying Mineral Properties, and any non-governmental organization, community, or community group exists or, to the knowledge of the Purchaser, is threatened or imminent with respect to any of the Purchaser Royalty and Stream Interests, Purchaser Underlying Mineral Properties or operations.

(aa)	Contracts.

(i)

Set out in Section 3.2(aa) of the Purchaser Disclosure Letter is a list of each Purchaser Material Contract. The Purchaser has made available to the Company for inspection true and complete copies of all Purchaser Material Contracts to which the Purchaser or its subsidiaries is a party and no such Purchaser Material Contract has been modified, rescinded or terminated.

(ii)

Each Material Contract to which the Company or its subsidiaries is a party is in full force and effect, unamended, and the Purchaser or its subsidiaries is entitled to all rights and benefits thereunder in accordance with the terms thereof. Each of the Purchaser Material Contracts is a valid and binding obligation of the Purchaser or its subsidiaries and the other parties thereto enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iii)

The Purchaser or its subsidiaries, as applicable, has performed in all material respects all respective obligations required to be performed by it to date under the Purchaser Material Contracts and none of the Purchaser or its subsidiaries, or, to the knowledge of the Purchaser, any of the other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Purchaser Material Contract and neither the Purchaser nor any of its subsidiaries has received or given any notice of default under any Purchaser Material Contract which remains uncured, and, to the knowledge of the Purchaser, there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Purchaser Material Contract or the inability of a party to any Purchaser Material Contract to perform its obligations thereunder.

(iv)

Neither the Purchaser nor any of its subsidiaries has received any notice (whether written or oral), that any party to a Purchaser Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Purchaser or with its subsidiaries, and, to the knowledge of the Purchaser, no such action has been threatened.

(bb)	BaseCore Transaction. With respect to BaseCore Transaction:

(A)	a true and complete copy of the BaseCore Agreement has been provided to the Company;

(B)

(1) the representations and warranties of the Purchaser in the BaseCore Agreement are true and correct in all material respects, subject to any qualifications set out therein, as of the date hereof, (2) to the knowledge of the Purchaser, the representations and warranties of BaseCore in the BaseCore Agreement, are true and correct in all material respects, subject to any qualifications set out therein, as of the date they were given, and (3) there has been no (I) actual or alleged breach or default by any party of any provisions of the BaseCore Agreement and no event, condition or occurrence exists which after the notice or lapse of time (or both) would constitute a breach or default by any party to the BaseCore

Agreement, or (II) dispute, termination, cancellation, amendment or renegotiation of the BaseCore Agreement, and, to the knowledge of the Purchaser, no state of facts giving rise to any of the foregoing exists;

(C)

to the knowledge of the Purchaser, no event has occurred or condition exists which will prevent the Purchaser from completing the acquisition, including the grant of the related security interests, pursuant to the BaseCore Agreement in the normal course;

(D)	there is no material suit, action or proceeding pending or threatened relating to the BaseCore Agreement or relating to the mineral properties or assets underlying the BaseCore Agreement; and

(E)

the BaseCore Transaction does not, nor will it with the giving of notice or the lapse of time or both, result in a conflict, contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any consent or approval under, any the Purchaser Credit Agreement and any Purchaser Material Contract.

(cc)	Spin-off Transaction. With respect to Spin-off Transaction:

(A)	true and complete copies of the Spin-off Agreements has been provided to the Company;

(B)

(1) the representations and warranties of the Purchaser in the Spin-off Agreements are true and correct in all material respects, subject to any qualifications set out therein, as of the date hereof, (2) to the knowledge of the Purchaser, the representations and warranties of RNP in the Spin-off Agreements, were true and correct in all material respects, subject to any qualifications set out therein, as of the date they were given, and (3) there has been no (I) actual or alleged breach or default by any party of any provisions of the Spin-off Agreements and no event, condition or occurrence exists which after the notice or lapse of time (or both) would constitute a breach or default by any party to the Spin-off Agreements, or (II) dispute, termination, cancellation, amendment or renegotiation of the Spin-off Agreements, and, to the knowledge of the Purchaser, no state of facts giving rise to any of the foregoing exists;

(C)

to the knowledge of the Purchaser, no event has occurred or condition exists which will prevent the Purchaser from completing the acquisition, including the grant of the related security interests, pursuant to the Spin-off Agreements in the normal course;

(D)	there is no material suit, action or proceeding pending or threatened relating to the Spin-off Agreements or relating to the mineral properties or assets underlying the Spin-off Agreements; and

(E)

the Spin-off Transaction does not, nor will it with the giving of notice or the lapse of time or both, result in a conflict, contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any consent or approval under, any the Purchaser Credit Agreement and any Purchaser Material Contract.

(dd)	Employment Matters.

(i)

Except as set out in Section 3.2(dd) of the Purchaser Disclosure Letter or in the Purchaser Public Disclosure Record, neither the Purchaser nor any of its subsidiaries is a party to or bound or governed by, or subject to:

(A)

any employment, consulting, retention or change of control agreement with, or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to, any officer, employee or consultant of the Purchaser or its subsidiaries in connection with the termination of their position or their employment as a direct result of a change in control of the Purchaser (including as a result of the Arrangement).

(B)

any collective bargaining or union agreement, or any actual or, to the knowledge of the Purchaser, threatened application for certification or bargaining rights in respect of the Purchaser or its subsidiaries;

(C)	any labour dispute, strike or lock-out relating to or involving any employees of the Purchaser or its subsidiaries; or

(D)

any actual or, to the knowledge of the Purchaser, threatened material claim against the Purchaser or its subsidiaries arising out of or in connection with employment or consulting relationship or the termination thereof.

(ii)

The Purchaser has not and is not engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Purchaser, threatened against the Purchaser.

(ee)	Health and Safety. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(i)

each of the Purchaser and its subsidiaries has operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of the Purchaser, threatened proceedings before any Governmental Authority with respect to any such matters;

(ii)

neither the Purchaser nor any of its subsidiaries, nor to the knowledge of the Purchaser, any of the Operators, has received any demand or notice with respect to a material breach of any applicable health and safety Laws, the effect of which would be reasonably expected to materially affect operations relating to the Purchaser Royalty and Stream Interests or the Purchaser Underlying Mineral Properties; and

(iii)

there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Purchaser nor any of its subsidiaries has been reassessed in any respect under such legislation during the past three years and, to the knowledge of the Purchaser, no audit of the Purchaser or its subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims, investigations or inquiries pending against the Purchaser or its subsidiaries, or to the knowledge of the Purchaser, against any of the Operators (or naming the Purchaser, its subsidiaries or any Operator as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws at any of the operations relating to the Purchaser Royalty and Stream Interests or the Purchaser Underlying Mineral Properties.

(ff)	Pension and Employee Benefits.

(i)

Each of the Purchaser and its subsidiaries has complied with all the terms of, and all applicable Law in respect of, employee compensation and benefit obligations of the Purchaser and its subsidiaries. Other than the Purchaser Equity Compensation Plans and all Employee Plans set out in Section 3.2(ff) of the Purchaser Disclosure Letter, neither the Purchaser nor any of its subsidiaries has any pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Purchaser. The Purchaser is in compliance with the terms of the Purchaser Equity Compensation Plans and all applicable Laws related thereto.

(ii)

The Purchaser does not have any stock option plan or similar arrangement other than the Purchaser Equity Compensation Plans. Section 3.2(ff) of the Purchaser Disclosure Letter sets out a complete, up-to-date and accurate list of all holders of Purchaser Options and Purchaser Restricted Share Rights

together with the number of Purchaser Options and Purchaser Restricted Share Rights granted, and as applicable, the exercise price, vesting provisions and the expiry date thereof.

(iii)

All Employee Plans are set out in Section 3.2(ff) of the Purchaser Disclosure Letter. The Purchaser has provided as part of Purchaser Diligence Information true, correct and complete copies of all the Employee Plans as amended as of the date hereof, together with all related documentation including, without limitation, funding and investment management agreements, summary plan descriptions, the most recent actuarial reports (including, for greater certainty, actuarial valuations in respect of any multi-employer pension plan), financial statements, asset statements, and all material opinions and memoranda (whether externally or internally prepared) and material correspondence with all regulatory authorities or other relevant persons.

(iv)

Each of the Purchaser and its subsidiaries has complied with all the terms of, and all applicable Laws in respect of, the Employee Plans. All contributions, and premiums owing under the Employee Plans have been paid when due in accordance with the terms of the Employee Plans and applicable Laws. The Purchaser and/or its subsidiaries, as the case may be, have paid in full all contributions for the period up to the closing of the Arrangement even though not otherwise required to be paid until a later date or have made full and adequate disclosure of and provision for such contributions and premiums in their books and records.

(v)

All Employee Plans that provide group benefits are established through a contract of insurance, and no retroactive increase in premiums is permitted thereunder. The level of insurance reserves under each insured Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims.

(vi)

No Employee Plan is a “registered pension plan” as such term is defined in the Tax Act or provides benefits following the retirement or (except where required by statute) termination of employment of any employee of the Purchaser or its subsidiaries.

(gg)

Employment Withholdings. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Purchaser has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by Law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Authority.

(hh)

Intellectual Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Purchaser nor its subsidiaries owns or possesses any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names.

(ii)	Environment. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(i)

neither the Purchaser or any of its subsidiaries has received from any Person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, liability or potential liability arising under any Environmental Law that is pending as of the date of this Agreement. The Purchaser is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice, action or other claim, liability or potential liability; and

(ii)

to the Purchaser’s knowledge, the Operators have carried on their operations in material compliance with all applicable Environmental Laws and the Purchaser Underlying Mineral Properties comply with all applicable Environmental Laws in all material respects, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Purchaser’s or its subsidiaries’ ownership of or ability to receive all benefits associated with the Purchaser Royalty and Stream Interests.

(jj)

Insurance. The Purchaser has in place reasonable and prudent insurance policies, appropriate for its size, nature and stage of development, and are in full force and effect. All premiums due and payable under all such policies have been paid and the Purchaser is otherwise in compliance in all material respects with the terms of such policies The Purchaser has not received any notice of cancellation or termination with respect to any such policy. All material proceedings covered by any insurance policy of the Purchaser have been properly reported to and accepted by the applicable insurer.

(kk)

Books and Records. The corporate records and minute books of the Purchaser and its subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of the Purchaser and its subsidiaries in all material respects have been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(ll)

Non-Arm’s Length Transactions. Except for agreements as set out in Section 3.2(ll) of the Purchaser Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or any of its subsidiaries, on the one hand, and any (i) officer or director of the Purchaser or its subsidiaries, (ii) any holder of record or, to the knowledge of the Purchaser, beneficial owner or 5% or more of the outstanding Purchaser Shares, or (iii) any affiliate or associate or any such officer, director or Purchaser Shareholder, on the other hand.

(mm)

Purchaser Financial Advisor Opinion. The Purchaser Board has received the Purchaser Financial Advisor Opinion, which opinion has not been modified, amended, qualified or withdrawn. A true and complete copy of the Purchaser Financial Advisor Opinion will be provided by the Purchaser to the Company promptly following delivery of the same to the Purchaser Board.

(nn)

Data Room Information. All Purchaser Diligence Information provided is true and correct in all respects and does not contain any omissions as at its respective date as stated therein, or, if any Purchaser Diligence Information is undated, as of the date of its delivery to the data room for purposes of the transactions contemplated by this Agreement. The Purchaser Diligence Information includes complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the Purchaser Shareholders, the Purchaser Board and each committee of the Purchaser Board, excluding any minutes (or portion thereof) of the Purchaser Board in relation to this Agreement, and the Purchaser has not taken any action to amend or supersede such documents. None of the Purchaser Diligence Information has been amended except as provided in the Purchaser Diligence Information. Additionally, all information provided to the Company in relation to the Company’s due diligence requests, including information not provided in the Purchaser Diligence Information, is true and correct in all respects and does not contain any omissions as at its respective date as stated therein and has not been amended except as provided to the Company. The Purchaser acknowledges that the Company is relying on all information provided by the Purchaser to them in entering into this Agreement.

(oo)

Arrangements with Securityholders and Collateral Benefits. Other than the Nomad Support Agreements, the Purchaser does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Purchaser or any of its securities, businesses or operations, with any shareholder of the Company, any interested party of the Company or any related party of any interested party of the Company, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101). The Purchaser has not provided a “collateral benefit” (within the meaning of MI 61-101) to any employees, officers, directors or shareholders of the Company.

(pp)

Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Purchaser or its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Purchaser, its subsidiaries or any of its affiliates, any acquisition of property by the Purchaser, its subsidiaries or any of its affiliates, or the conduct of business by the Purchaser, its subsidiaries or any of its affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(qq)

Funds Available. Except as set out in Section 3.2(qq) of the Purchaser Disclosure Letter, the Purchaser has sufficient funds available to pay: (i) prior to the Effective Time, all transaction costs, all payments required pursuant to change of control provisions, all additional remaining accounts payable and current liabilities of the Purchaser and its subsidiaries, net of current assets, as determined in accordance with IFRS at the Effective Time; and (ii) the Purchaser Termination Fee.

3.3	Survival of Representations and Warranties

No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties. The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

ARTICLE 4

COVENANTS

4.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the Purchaser’s consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, (ii) as expressly permitted or specifically contemplated by this Agreement, (iii) as set out in the Nomad Disclosure Letter or the Nomad Budget, or (iv) as is otherwise required by applicable Law:

(a)

the businesses of the Company and its subsidiaries will be conducted only in the ordinary course of business consistent in all respects with past practice, in accordance with applicable Laws and in accordance with the Nomad Budget, the Company and its subsidiaries will comply with the terms of all Nomad Material Contracts and the Company and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, Permits, goodwill and business relationships and keep available the services of the officers, employees and consultants of the Company and its subsidiaries as a group;

(b)

the Company will, subject to compliance with applicable Laws, fully cooperate with and keep informed the Purchaser, including through meetings with the Purchaser, as the Purchaser may reasonably request, to allow the Purchaser to monitor the Company’s activities relating to the Nomad Royalty and Stream Interests and provide the Purchaser with a reasonable opportunity to access and discuss material information or other technical information with respect to the Nomad Royalty and Stream Interests or the Underlying Mineral Properties, and will not make any expenditures or other financial commitments in excess of US$[Redacted] individually or US$[Redacted] in the aggregate;

(c)	without limiting the generality of Section 4.1(a) above, the Company will not, directly or indirectly:

(i)	alter or amend the articles, by-laws or other constating documents of the Company or its subsidiaries;

(ii)	split, divide, consolidate, combine or reclassify the Nomad Shares or any other securities of the Company or its subsidiaries;

(iii)

issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Nomad Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Nomad Shares or other equity or voting interests or other securities or any shares of its subsidiaries (including, for greater certainty, Nomad Options, Nomad PSUs, Nomad RSUs, Nomad DSUs, Nomad Warrants or any other equity based awards), other than (A) pursuant to the exercise or settlement (as applicable) of Nomad Options, Nomad PSUs, Nomad RSUs, Nomad DSUs, Nomad Warrants that are outstanding as of the date of this Agreement in accordance with their terms (as such terms are disclosed in the Nomad Public Disclosure Record), (B) pursuant to and in accordance with the terms and conditions of the Deferred Payment Agreement, (C) grants of Nomad Options, Nomad PSUs, Nomad RSUs and Nomad DSUs in the ordinary course of business consistent with past practice, provided, that (1) any such grant shall use the standard form of award agreements under the Nomad Equity Compensation Plans, and (2) no such grant shall contain terms providing for acceleration of vesting, exercisability or payment solely by virtue of the consummation of the transactions contemplated by this Agreement, and (D) issuance of Nomad Shares in accordance with the Nomad DRIP;

(iv)

redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Nomad Shares or other securities or securities convertible into or exchangeable or exercisable for Nomad Shares or any such other securities or any shares or other securities of its subsidiaries;

(v)	amend the terms of any securities of the Company or its subsidiaries;

(vi)	adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of the Company or its subsidiaries;

(vii)	reorganize, amalgamate or merge the Company with any other person and will not cause or permit its subsidiaries to reorganize, amalgamate or merge with any other person;

(viii)	reduce the stated capital of the shares of the Company or its subsidiaries;

(ix)	create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any Joint Ventures;

(x)

make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Nomad Public Disclosure Record, as required by applicable Laws or under IFRS; or

(xi)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(d)

the Company will immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of (i) any “material change” (as defined in the Securities Act) in relation to the Company or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) any breach of this Agreement by the Company, or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied;

(e)	the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i)

sell, pledge, lease, licence, dispose of, mortgage or encumber or otherwise transfer any assets or properties of the Company or its subsidiaries including without limitation with respect to the Nomad Assets;

(ii)

acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction of a series of related transactions, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, in one transaction or in a series of related transactions, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(iii)

incur any capital expenditures, enter into any agreement obligating the Company or its subsidiaries to provide for future capital expenditures or incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(iv)

pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Nomad Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v)

engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company in the manner such existing businesses generally have been carried on or (as disclosed in the Nomad Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement;

(vi)

enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with the Company’s financial risk management policy;

(vii)	expend or commit to expend any amounts with respect to expenses for any Nomad Asset; or

(viii)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(f)	the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to the Company;

(ii)

except in connection with matters otherwise permitted under this Section 4.1, enter into any Contract that, if entered into prior to the date hereof, would be a Nomad Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Nomad Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(iii)

enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(iv)	enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;

(g)

neither the Company nor any of its subsidiaries will, except in the ordinary course of business or pursuant to any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof, and except as is necessary to comply with applicable Laws:

(i)	grant to any officer, director, employee or consultant of the Company or its subsidiaries an increase in compensation in any form;

(ii)

grant any general salary increase, fee or pay any bonus, award (equity or otherwise) or other material compensation to the directors, officers, employees or consultants of the Company or its subsidiaries other than the payment of salaries, fees and bonuses in the ordinary course of business as disclosed in the Nomad Disclosure Letter;

(iii)

take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay (or amend any existing arrangement relating to the foregoing);

(iv)	enter into or modify any employment or consulting agreement with any officer or director of the Company or its subsidiaries;

(v)	terminate the employment or consulting arrangement of any senior management employees (including the Nomad Senior Management), except for cause;

(vi)	increase any benefits payable under its current severance or termination pay policies;

(vii)	increase the coverage, contributions, funding requirements or benefits available under any Employee Plan or create any new plan which would be considered to be an Employee Plan once created;

(viii)	make any material determination under any Employee Plan that is not in the ordinary course of business;

(ix)

adopt or amend or make any contribution to or any award under any of the Nomad Equity Compensation Plans, any performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of the Company or its subsidiaries;

(x)

take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under any of the Nomad Equity Compensation Plans, except in accordance with their respective terms as contemplated herein; or

(xi)	establish, adopt, enter into, amend or terminate any collective bargaining agreement;

(h)	neither the Company nor its subsidiaries will make any loan to any officer, director, employee or consultant of the Company or its subsidiaries;

(i)

the Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company and its subsidiaries, including directors’ and officers’ insurance, not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.9(b), the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(j)

the Company will use commercially reasonable efforts to retain the services of its and its subsidiaries’ existing employees and consultants (including the Nomad Senior Management) until the Effective Time, and will promptly provide written notice to the Purchaser of the resignation or termination of any of its key employees or consultants (including the Nomad Senior Management);

(k)

neither the Company nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(l)

the Company and its subsidiaries will (i) duly and timely file all Returns required to be filed by it on or after the date hereof and all such Returns will be true, complete and correct in all material respects, and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, and the Company will not (A) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (B) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Nomad Financial Statements) (C) enter into any tax sharing, tax allocation or tax indemnification agreement, (D) make a request for a tax ruling to any Governmental Authority, or (E) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(m)

the Company will not, and will not cause or permit its subsidiaries to, settle or compromise any action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”) or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(n)

the Company will not, and will not cause or permit its subsidiaries to, commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement, to enforce other obligations of the Purchaser or as a result of litigation commenced against the Company);

(o)

the Company will not, and will not cause or permit its subsidiaries to, enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted or (C) any limit or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to solicit customers or employees, or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(p)

the Company will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

(q)	as is applicable, the Company will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing.

4.2	Covenants of the Purchaser Regarding the Conduct of Business

The Purchaser covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the Company’s consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, (ii) as expressly permitted or specifically contemplated by this Agreement, (iii) as set out in the Purchaser Disclosure Letter, or (iv) as is otherwise required by applicable Law:

(a)

the businesses of the Purchaser and its subsidiaries will be conducted only in the ordinary course of business consistent in all respects with past practice, in accordance with applicable Laws, the Purchaser and its subsidiaries will comply with the terms of all Purchaser Material Contracts and the Purchaser and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, Permits, goodwill and business relationships and keep available the services of the officers, employees and consultants of the Purchaser and its subsidiaries as a group, it being expressly acknowledged and agreed that all actions taken by the Purchaser in connection with the BaseCore Transaction, the Spin-Off Transaction and any transaction disclosed in Section 4.2(a) of the Purchaser Disclosure Letter (the “Purchaser Pending Transactions”) shall be regarded as being in the ordinary course of business of the Purchaser for the purposes of the foregoing, provided that such Purchaser Pending Transactions (and any related actions of the Purchaser) are effected in all material respects in accordance with the terms and conditions described in Section 4.2(a) of the Purchaser Disclosure Letter;

(b)	without limiting the generality of Section 4.2(a) above and except as described in Section 4.2(b) of the Purchaser Disclosure Letter, the Purchaser will not, directly or indirectly:

(i)	alter or amend the articles, by-laws or other constating documents of the Purchaser or its subsidiaries;

(ii)	split, divide, consolidate, combine or reclassify the Purchaser Shares or any other securities of the Purchaser or its subsidiaries;

(iii)

issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Purchaser Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Purchaser Shares or other equity or voting interests or other securities or any shares of its subsidiaries (including, for greater certainty, Purchaser Options and Purchaser RSRs or any other equity based awards), other than (A) pursuant to the exercise or settlement (as applicable) of Purchaser Options and Purchaser RSRs that are outstanding as of the date of this Agreement in accordance with their terms (as such terms are disclosed under Section 4.2(b)(iv) of the Purchaser Disclosure Letter), and (B) grants of Purchaser Options and Purchaser RSRs in the ordinary course of business consistent with past practice;

(iv)

redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Purchaser Shares or other securities or securities convertible into or exchangeable or exercisable for Purchaser Shares or any such other securities or any shares or other securities of its subsidiaries;

(v)	amend the terms of any securities of the Purchaser or its subsidiaries;

(vi)	adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of the Purchaser or its subsidiaries;

(vii)	reorganize, amalgamate or merge the Purchaser with any other person and will not cause or permit its subsidiaries to reorganize, amalgamate or merge with any other person;

(viii)	reduce the stated capital of the shares of the Purchaser or its subsidiaries;

(ix)

make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Purchaser Public Disclosure Record, as required by applicable Laws or under IFRS; or

(x)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)

the Purchaser will immediately notify the Company orally and then promptly notify the Company in writing of (i) any “material change” (as defined in the Securities Act) in relation to the Purchaser or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) any breach of this Agreement by the Purchaser, or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 7.2(b) would not be satisfied;

(d)	Except as set out in Section 4.2(d) of the Purchaser Disclosure Letter, the Purchaser will not, and will not cause or permit its subsidiaries to, directly or indirectly:

(i)	sell, pledge, lease, licence, dispose of, mortgage or encumber or otherwise transfer any assets or properties of the Purchaser or its subsidiaries;

(ii)	acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction of a series of related transactions, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, in one transaction or in a series of related transactions, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(iii)

incur any capital expenditures, enter into any agreement obligating the Purchaser or its subsidiaries to provide for future capital expenditures or incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(iv)

pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Purchaser Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v)

settle or compromise any action, claim or other Proceeding (i) relating to Litigation, or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(vi)

engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Purchaser in the manner such existing businesses generally have been carried on or (as disclosed in the Purchaser Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement;

(vii)

except in connection with matters otherwise permitted under this Section 4.2, enter into any Contract that, if entered into prior to the date hereof, would be a Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(viii)	make any loan to any officer, director, employee or consultant of the Purchaser or its subsidiaries; or

(ix)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e)	the Purchaser will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to the Purchaser; or

(ii)	enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;

(f)

the Purchaser will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Purchaser and its subsidiaries, including directors’ and officers’ insurance, not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g)

neither the Purchaser nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(h)

the Purchaser and its subsidiaries will (i) duly and timely file all Returns required to be filed by it on or after the date hereof and all such Returns will be true, complete and correct in all material respects and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, and the Purchaser will not (A) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (B) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Purchaser Financial Statements) (C) enter into any tax sharing, tax allocation or tax indemnification agreement, (D) make a request for a tax ruling to any Governmental Authority, or (E) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(i)

the Purchaser will not, and will not cause or permit its subsidiaries to, enter into or renew any Contract that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(j)	the Purchaser will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render,

any representation or warranty made by the Purchaser in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

(k)	as is applicable, the Purchaser will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing.

4.3	Access to Information

(a)

Subject to compliance with applicable Laws and the terms of any existing Contracts, the Company will afford to the Purchaser and its Representatives until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Nomad Diligence Information and reasonable access during normal business hours and upon reasonable notice, to the Company’s and its subsidiaries’ businesses, properties, books and records and such other data and information as the Purchaser may reasonably request, as well as to its management personnel, subject however to such access not interfering with the ordinary conduct of the businesses of the Company. Subject to compliance with applicable Laws and such requests not materially interfering with the ordinary conduct of the business of the Company, the Company will also make available to the Purchaser and its Representatives information reasonably requested by the Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of the Company and the Purchaser and its affiliates following completion of the Arrangement. Without limiting the generality of the provisions of the Confidentiality Agreement, the Purchaser acknowledges that all information provided to it under this Section 4.3, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect. Investigations made by or on behalf of the Purchaser, whether under this Section 4.3(a) or not, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(b)

Subject to compliance with applicable Laws and the terms of any existing Contracts, the Purchaser will afford to the Company and its Representatives until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Purchaser Diligence Information (including, for clarity, information relating to the BaseCore Transaction and Spin-off Transaction) and reasonable access during normal business hours and upon reasonable notice, to the Purchaser’s and its subsidiaries’ businesses, properties, books and records and such other data and information as the Company may reasonably request, as well as to its management personnel, subject however to such access not interfering with the ordinary conduct of the businesses of the Purchaser. Without limiting the generality of the provisions of the Confidentiality Agreement, the Company acknowledges that all information provided to it under this Section 4.3(b), or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect. Investigations made by or on behalf of the Company, whether under this Section 4.3 or not, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Purchaser in this Agreement.

4.4	Covenants of the Company Regarding the Arrangement

Subject to the terms and conditions of this Agreement, the Company shall and shall cause its subsidiaries to perform all obligations required to be performed by the Company under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):

(a)

subject to the Purchaser’s prior review and approval as contemplated by Section 2.2(a), publicly announcing the execution of this Agreement, the support of the Nomad Board of the Arrangement (including the voting intentions of each director and officer of the Company referred to in Section 3.1(qq)) and the recommendation of the Nomad Board to the Nomad Shareholders to vote in favour of the Arrangement Resolution;

(b)

using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Company and its subsidiaries from other parties to any Nomad Material Contracts in order to complete the Arrangement;

(c)

use its commercially reasonable efforts to make the amendments, as soon as practicable following execution of this Agreement, to the agreement indicated in and as set out in Section 4.4 of the Nomad Disclosure Letter on terms which are satisfactory to the Purchaser, acting reasonably; and

(d)	using its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act; and

(e)

upon reasonable consultation with the Purchaser, opposing, or seeking to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defending all lawsuits or other legal, regulatory or other Proceedings against the Company challenging or affecting this Agreement or the completion of the Arrangement.

4.5	Covenants of the Purchaser Regarding the Performance of Obligations

Subject to the terms and conditions of this Agreement, the Purchaser will perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated hereby, including:

(a)

subject to the Company’s prior review and approval as contemplated by Section 2.3(a), publicly announcing the execution of this Agreement, the support of the Purchaser Board of the Arrangement and the recommendation of the Purchaser Board to the Purchaser Shareholders to vote in favour of the Purchaser Shareholder Resolution;

(b)

cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining the waivers, consents and approvals referred to in Section 4.4(b), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(c)

using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Purchaser relating to the Arrangement required to be completed prior to the Effective Time;

(d)

upon reasonable consultation with the Company, opposing, or seeking to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defending all lawsuits or other legal, regulatory or other Proceedings against or relating to the Purchaser challenging or affecting this Agreement or the completion of the Arrangement;

(e)

forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated herein and the Plan of Arrangement;

(f)

apply for and use commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, subject only to the satisfaction by the Purchaser of customary listing conditions of the TSX and NYSE; and

(g)

use its commercially reasonable efforts to obtain, as soon as practicable following execution of this Agreement, such financing (or commitments or agreements to provide such financing) that would be sufficient for the Purchaser to, immediately prior to, contemporaneously or concurrently with or, if permitted, following the consummation of the transactions contemplated under this Agreement, including without limitation, the Arrangement and the change of Control (as defined in the Nomad Credit Agreement) of the Company, (i) repay and discharge all of the indebtedness, obligations and liabilities of the Company owing under the Nomad Credit Agreement, (ii) terminate the Nomad Credit Agreement and each of the Credit Documents (as defined in the Nomad Credit Agreement) and (iii) obtain releases and discharges of the security granted in connection with the Nomad Credit Agreement. For greater certainty, seeking to increase the credit facilities available to the Purchaser under its existing general corporate credit facilities shall be deemed to be satisfying such commercially reasonable efforts, whether or not the lenders to such credit facilities agree to such increase.

4.6	Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 hereof to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Parties in connection therewith, including using its commercially reasonable efforts to (i) obtain the Transaction Regulatory Approvals required to be obtained by it, (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order, decree, ruling or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement and (iv) cooperate with the other Party in connection with the performance by it of its obligations hereunder;

(b)

it will use commercially reasonable efforts not to take or cause to be taken any action, or refrain from taking any commercially reasonable action, which is inconsistent with this Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(c)	promptly notify the other Party of:

(i)

any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives);

(ii)	any communication from any Governmental Authority in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives); and

(iii)	any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement; and

(d)

it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party’s legal counsel to permit the completion of the Arrangement.

4.7	Covenants Related to Transaction Regulatory Approvals

(a)

As soon as reasonably practicable, and in any event no later than fifteen (15) Business Days from the date of this Agreement, the Purchaser shall file with the Commissioner a submission in support of a request for an Advance Ruling Certificate or, in the event that the Commissioner will not issue an Advance Ruling Certificate, a No Action Letter in respect of the transactions contemplated by this Agreement. If an Advance Ruling Certificate or No Action Letter shall not have been obtained within sixteen (16) calendar days after the filing thereof, the Purchaser or the Company may at any time thereafter prior to the Closing Date, acting reasonably, notify the other Party that it intends to file a notification pursuant to subsection 114(1) of the Competition Act, in which case the Purchaser and the Company shall each file their respective notifications pursuant to subsection 114(1) of the Competition Act as promptly as practicable but in any event within ten (10) Business Days following the date the Purchaser or the Company, as applicable, notified the other Party of its intention to file a notification.

(b)

On a date that is not later than fifteen (15) business days from the date of this Agreement (the “Determination Date”), the Purchaser and the Company, each acting reasonably, shall also work together in good faith to determine whether any Antitrust Approvals are required or advisable and if so, shall proceed to make any such filings on an expeditious basis and in any event no later than ten (10) Business Days after the Determination Date. The Purchaser shall be responsible for the payment of any filing fees required to be paid in connection with any filing made in respect of the Canadian Competition Approval and the Antitrust Approvals, as applicable. The Company shall cooperate and collaborate with the Purchaser with respect to documentation required to be prepared in connection with such filings and the Company’s costs of such cooperation and collaboration shall be borne by the Company.

(c)

The Purchaser and the Company shall, from and after the date of this Agreement, work together to determine whether, in addition to the necessary conditional approvals and equivalent approvals, as the case may be, of the TSX and the NYSE, any material licenses, permits or approvals required from any Governmental Authority or under any applicable Laws relating to the business and operations of the Company or the Purchaser (collectively, the “Regulatory Approvals”) are required in order to consummate the transactions contemplated by this Agreement, apart from the Canadian Competition Approval and the Antitrust Approvals. In the event any such determination is made, the Purchaser and the Company shall use commercially reasonable efforts to apply for an obtain any such Regulatory Approvals as soon as reasonably practicable, in accordance with Section 4.7(d). The Purchaser shall be responsible for the payment of any filing fees required to be paid in connection with any filing made in respect of the Regulatory Approvals, as applicable. The Company shall cooperate and collaborate with the Purchaser with respect to documentation required to be prepared in connection with such filings and the Company’s costs of such cooperation and collaboration shall be borne by the Company.

(d)	Each of the Purchaser and the Company shall use its commercially reasonable efforts to:

(i)

obtain the Transaction Regulatory Approvals at the earliest possible date. For greater certainty, but without limiting the generality of the foregoing, the Parties shall request that the Transaction Regulatory Approvals be processed by the applicable Governmental Authority on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Transaction Regulatory Approvals;

(ii)	respond promptly to any request for additional information or documentary materials made by any Governmental Authority in connection with the Transaction Regulatory Approvals; and

(iii)	make such further filings as may be necessary, proper or advisable in connection therewith.

(e)

The Parties shall cooperate with each other in connection with the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) as may be or become necessary or desirable pertaining to the Transaction Regulatory Approvals in connection with the completion of the transactions contemplated herein. The Purchaser and the Company shall each furnish to the other Party such information and assistance as a Party may reasonably request from another Party in order to obtain the Transaction Regulatory Approvals.

(f)	Each Party shall:

(i)	promptly inform the other Party of any material communication received by that Party from any Governmental Authority in respect of obtaining or concluding the Transaction Regulatory Approvals;

(ii)

use reasonable commercial efforts to respond promptly to any request or notice from any Governmental Authority requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Transaction Regulatory Approvals;

(iii)

permit the other Party to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining the Transaction Regulatory Approvals and shall provide the other Party a reasonable opportunity to comment thereon and agree to consider those comments in good faith;

(iv)

promptly provide the other Party with copies of any applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) that were submitted to a Governmental Authority in respect of obtaining the Transaction Regulatory Approvals;

(v)

not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with a Governmental Authority in respect of obtaining the Transaction Regulatory Approvals unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate thereat, provided that the Purchaser shall only be under an obligation to provide the Company’s external counsel with the opportunity to attend, observe and/or participate; and

(vi)	keep the other Parties informed of the status of discussions relating to obtaining the Transaction Regulatory Approvals.

(g)

Notwithstanding any requirement in this Section 4.7 in connection with obtaining the Transaction Regulatory Approvals, where a Party (in this Section 4.7 only, a “Disclosing Party”) is required under this Section 4.7 to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information, the Disclosing Party may restrict the provision of such competitively sensitive information to only the external legal counsel of the Receiving Party, provided that the Disclosing Party also provides a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications (including responses to requests for information and inquiries from any Governmental Authority).

(h)

the obligation of the Purchaser and the Company in Sections 4.6 and 4.7 to use their respective commercially reasonable efforts to obtain the Transaction Regulatory Approvals does not require the Purchaser or the Company (or any affiliate thereof) to undertake any divestiture of any business, business segment or assets of the Purchaser or the Company, to agree to any material operating restrictions related thereto or to incur any material expenditure(s) related therewith, unless agreed to by both Purchaser and the Company. In connection with obtaining the Transaction Regulatory Approvals, neither the Company nor any affiliate thereof shall agree to any of the foregoing items without the prior written consent of the Purchaser.

4.8	Employment Matters

(a) Prior to the Effective Time, the Company shall cause, and it shall cause its subsidiaries to cause, all directors and officers of the Company and its subsidiaries to provide resignations and releases of all claims against the Company or shall terminate such officers effective as at the Effective Time.

(b) The Purchaser agrees that the Company, its subsidiaries and any successor to the Company shall honour and comply with the terms of all of the severance payment obligations of the Company or its subsidiaries under the existing employment, consulting, change of control and severance agreements of the Company or its subsidiaries that are fully and completely disclosed in Section 4.8(b) of the Nomad Disclosure Letter, in exchange for the execution of full and final releases of the Company and its subsidiaries from all liability and obligations including in respect of the change of control entitlements in favour of the Company and in form and substance satisfactory to the Purchaser, acting reasonably.

(c) The Company shall be exclusively responsible and shall pay for any withholding obligations of Taxes pursuant to the Tax Act from any amounts paid for the payments contemplated in this Section 4.8.

4.9	Indemnification and Insurance

(a) The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of the Company (each such present or former director or officer of the Company being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided by contracts or agreements to which the Company is a party and in effect as of the date hereof, that are fully and completely disclosed in the Nomad Disclosure Letter and copies of which are provided to the Purchaser prior to the date hereof, and, as of the Effective Time, will survive and will continue in full force and effect and without modification, and the Company and any successor to the

Company shall continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

(b) Prior to the Effective Time, notwithstanding any other provision hereof, the Company may purchase prepaid non-cancellable “tail” directors’ and officers’ liability insurance providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date, provided that the total cost of such “tail” off directors’ and officers’ liability insurance shall not exceed 300% of the current annual aggregate premium for directors’ and officers’ liability insurance currently maintained by the Company and its subsidiaries.

4.10 Pre-Arrangement Reorganization

(a) Subject to Section 4.10(b), the Company shall use commercially reasonable efforts to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Arrangement Reorganization”) as the Purchaser may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly in a manner acceptable to the Company, acting reasonably; provided, however, that (i) the Company will not be required to effect a Pre-Arrangement Reorganization which would impede or materially delay the consummation of the Arrangement; (ii) no Pre-Arrangement Reorganization shall be effected until after the Purchaser has waived or confirmed that all of the conditions stipulated in the Purchaser’s favour under Section 7.1 and Section 7.3 have been satisfied, and has confirmed in writing that the Purchaser is prepared to promptly and without condition proceed to effect the Arrangement; and (iii) any out-of-pocket costs, fees or expenses of the Company or its subsidiaries associated with a Pre-Arrangement Reorganization shall be at the Purchaser’s sole expense.

(b) The Company shall use its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Arrangement Reorganization, and the Company shall cooperate with the Purchaser in structuring, planning and implementing any such Pre-Arrangement Reorganization. The Purchaser shall provide written notice to the Company of any proposed Pre-Arrangement Reorganization (which notice will include full particulars of all material steps and transactions with respect to such Pre-Arrangement Reorganization) at least twenty (20) Business Days prior to the date of the Nomad Meeting. Notwithstanding the foregoing and for clarity, the Company will not be obligated to participate in any Pre-Arrangement Reorganization unless the Company determines in good faith that such Pre-Arrangement Reorganization:

(i)	will not prejudice the Company or the Nomad Shareholders in any and all material respects;

(ii)	does not unreasonably interfere with the Company’s or its subsidiaries’ material operations prior to the Effective Time;

(iii)	does not require the approval of any of the Nomad Shareholders (other than the approval of the Arrangement Resolution);

(iv)	is effected as close as reasonably practicable prior to the Effective Time, and, in any event, after all Transaction Regulatory Approvals have been obtained;

(v)	does not require any filings with, notifications to or approvals of any Governmental Authority or third party which may not be made, effected or obtained prior to the Effective Date;

(vi)	can be unwound in the event the Arrangement is not consummated without adversely affecting, or being prejudicial to, the Company, its subsidiaries or the Nomad Shareholders;

(vii)

does not result in a change of control, default or acceleration of any of the Company’s existing credit facilities, except as otherwise triggered by the Arrangement and the transactions contemplated herein;

(viii)	does not require the Company or its subsidiaries to contravene any applicable Laws, its organizational documents or any Nomad Material Contract; and

(ix)

does not require the Company or its subsidiaries to take any action that could reasonably be expected to result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Nomad Shareholder incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Arrangement Reorganization.

(c) If this Agreement is terminated (other than by the Purchaser pursuant to Section 6.1(c)(iii)), the Purchaser (a) shall forthwith reimburse the Company for all out-of-pocket costs, fees and expenses incurred by the Company and its subsidiaries in connection with any proposed Pre-Arrangement Reorganization, and (b) shall indemnify and hold harmless the Company and its subsidiaries from and against any and all liabilities, losses, damages, claims, penalties, interests, awards, judgements and Taxes suffered or incurred by any of them in connection with or as a result of any Pre-Arrangement Reorganization, or take all necessary steps at its own expense to reverse or unwind any Pre-Arrangement Reorganization.

(d) The Purchaser acknowledges and agrees that the planning for and implementation of any Pre-Arrangement Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached. The Purchaser and the Company shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Arrangement Reorganization. For greater certainty, the Company shall not be liable for the failure of the Purchaser to benefit from any anticipated Tax efficiency as a result of a Pre-Arrangement Reorganization.

4.11	Exchange Delisting

Each of the Company and the Purchaser agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to delist the Nomad Shares from the TSX,

NYSE and FSE as promptly as practicable following the Effective Time (including, if requested by the Purchaser, such items as may be necessary to delist the Nomad Shares on the Effective Date).

4.12	Transaction Litigation

Each of the Company and Purchaser shall, as promptly as reasonably practicable, notify each other in writing of any Transaction Litigation and shall keep each other informed on a reasonably prompt basis regarding any such Transaction Litigation. The Party subject to the Proceedings (the “Subjected Party”) shall give the other Party (the “Non-Subjected Party”) the opportunity to (a) participate in the defense of any Transaction Litigation, and (b) consult with the Subjected Party’s outside legal counsel regarding the defense, settlement or compromise with respect to any such Transaction Litigation. For purposes of this Section 4.13, “participate” means that the Non-Subjected Party will be kept reasonably apprised by the Subjected Party on a prompt basis of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that the attorney-client privilege between the Subjected Party and its outside legal counsel is not undermined or otherwise adversely affected, provided that, in such case, the Parties shall cooperate in seeking to find a way to allow disclosure of the proposed strategy or other significant decision to the extent doing so could reasonably (in the good faith belief of the Subjected Party, after consultation with outside legal counsel) be managed through the use of customary “clean-room” arrangements or the entering into of any “common interest” Contract or similar Contract), and the Non-Subjected Party may offer comments or suggestions with respect to such Transaction Litigation which the Subjected Party shall consider in good faith; provided that the Subjected Party shall not settle or compromise or agree to settle or compromise any Transaction Litigation without the Non-Subjected Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE 5

ADDITIONAL AGREEMENTS REGARDING NON-SOLICITATION

5.1 Nomad Acquisition Proposals

(a) Except as expressly contemplated by this Agreement or to the extent that the Purchaser, in its sole and absolute discretion, has otherwise consented to in writing, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, the Company shall not, and shall cause its subsidiaries and Representatives to not, directly or indirectly, including through any other person:

(i)

make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or entering into any form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to a Nomad Acquisition Proposal or that reasonably could be expected to constitute or lead to a Nomad Acquisition Proposal;

(ii)

participate directly or indirectly in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than the Purchaser and its subsidiaries) regarding a Nomad Acquisition Proposal or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to a Nomad Acquisition Proposal;

(iii)

remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree, approve or recommend any Nomad Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Nomad Acquisition Proposal for a period exceeding three Business Days after such Nomad Acquisition Proposal has been publicly announced shall be deemed to constitute a violation of this Section 5.1(a)(iii));

(iv)	make or propose publicly to make a Nomad Change of Recommendation;

(v)

accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Nomad Acquisition Proposal or potential Nomad Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or

(vi)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Nomad Board of the transactions contemplated hereby.

(b) The Company shall, and shall cause its subsidiaries and Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities with any person (other than the Purchaser, its subsidiaries and their respective Representatives) conducted prior to the date hereof by the Company, its subsidiaries or their respective Representatives with respect to any Nomad Acquisition Proposal or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to a Nomad Acquisition Proposal and, in connection therewith, the Company will immediately discontinue access to and disclosure of any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by the Purchaser and its Representatives) and will as soon as possible, and in any event within two Business Days after the date hereof, request, and use its commercially reasonable efforts to exercise all rights it has (or cause its subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding the Company or its subsidiaries previously provided in connection therewith to any person (other than the Purchaser and its Representatives) to the extent such information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled.

(c) Notwithstanding anything to the contrary contained in Section 5.1(a), in the event that the Company receives a bona fide written Nomad Acquisition Proposal from any person after the date hereof and prior to the Nomad Meeting that was not solicited by the Company and that did not result from a breach of this Section 5.1, and subject to the Company’s compliance with Section 5.1(d), the Company and its Representatives may (i) furnish information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, provided that (x) the Company provides a copy of such Acceptable Confidentiality Agreement to the Purchaser promptly upon its execution and (y) the Company contemporaneously provides to the Purchaser any non-public information concerning the Company that is provided to such person which was not previously provided to the Purchaser or its Representatives, and (ii) participate in any discussions or negotiations regarding such Nomad Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (i) or (ii) above, the Nomad Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such Nomad Acquisition Proposal would, if consummated in accordance with its terms, constitute a Nomad Superior Proposal and failure to take such action would violate the fiduciary duties of such directors under applicable Law.

(d) The Company shall promptly (and, in any event, within 24 hours) notify the Purchaser, at first orally and thereafter in writing, of any Nomad Acquisition Proposal (whether or not in writing) received by the Company, any inquiry received by the Company that could reasonably be expected to constitute or lead to a Nomad Acquisition Proposal, or any request received by the Company for non-public information relating to the Company in connection with a Nomad Acquisition Proposal or for access to the properties, books or records of the Company by any person that informs the Company that it is considering making a Nomad Acquisition Proposal, which notification shall include a copy of the Nomad Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person(s) making such Nomad Acquisition Proposal, inquiry or request, and promptly provide to the Purchaser such other information concerning such Nomad Acquisition Proposal, inquiry or request as the Purchaser may reasonably request, including all material or substantive correspondence relating to such Nomad Acquisition Proposal. The Company will keep the Purchaser promptly and fully informed of the status, developments and details of any such Nomad Acquisition Proposal, inquiry or request, including any material changes, modifications or other amendments thereto.

(e) Except as expressly permitted by this Section 5.1, neither the Nomad Board, nor any committee thereof shall: (i) make a Nomad Change of Recommendation; (ii) accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Nomad Acquisition Proposal; (iii) permit the Company to accept or enter into, or publicly propose to enter into (or permit any such actions in the case of the Nomad Board or any committee thereof), any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding (an “Acquisition Agreement”) with respect to any Nomad Acquisition Proposal; or (iv) permit the Company to accept or enter into any Contract requiring the Company to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person proposing a Nomad Acquisition Proposal in the event that the Company completes the transactions contemplated hereby or any other transaction with the Purchaser or any of its affiliates.

(f) Notwithstanding Section 5.1(e), in the event the Company receives a bona fide Nomad Acquisition Proposal that the Nomad Board has determined is a Nomad Superior Proposal from any person after the date hereof and prior to the Nomad Meeting, then the Nomad

Board may, prior to the Nomad Meeting, make a Nomad Change of Recommendation, but only if:

(i)

the Company has given written notice to the Purchaser that it has received such Nomad Superior Proposal and that the Nomad Board has determined that (x) such Nomad Acquisition Proposal constitutes a Nomad Superior Proposal and (y) the Nomad Board intends to make a Nomad Change of Recommendation, promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Nomad Superior Proposal (together with a copy of such agreement and any ancillary agreements and supporting materials) to be executed with the person making such Nomad Superior Proposal, and, if applicable, a written notice from the Nomad Board regarding the value or range of values in financial terms that the Nomad Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered in the Nomad Superior Proposal;

(ii)

a period of five full Business Days (such period being the “Superior Proposal Notice Period”) shall have elapsed from the later of the date the Purchaser received the notice from the Company referred to in Section 5.1(f)(i) and, if applicable, the notice from the Nomad Board with respect to any non-cash consideration as contemplated in Section 5.1(f)(i), and the date on which the Purchaser received the summary of material terms and copies of agreements and supporting materials set out in Section 5.1(f)(i);

(iii)

the Company did not breach any provision of this Section 5.1 in connection with the preparation or making of such Nomad Acquisition Proposal and the Company has complied with the other terms of this Section 5.1(f); and

(iv)

if the Purchaser has proposed to amend the terms of the Arrangement in accordance with Section 5.1(h), the Nomad Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the Nomad Acquisition Proposal remains a Nomad Superior Proposal compared to the Arrangement as proposed to be amended by the Purchaser and has provided the Purchaser with full details of the basis on which such determination was made.

(g) For greater certainty, notwithstanding any Nomad Change of Recommendation, unless this Agreement has been terminated in accordance with its terms, the Company shall cause the Nomad Meeting to occur and the Arrangement Resolution to be put to the Nomad Shareholders thereat for consideration in accordance with this Agreement, and the Company shall not submit to a vote of its shareholders any Nomad Acquisition Proposal other than the Arrangement Resolution prior to the termination of this Agreement.

(h) The Company acknowledges and agrees that during the Superior Proposal Notice Period or such longer period as the Company may approve for such purpose, the Purchaser shall have the right, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement. The Nomad Board will review in good faith any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Nomad Acquisition Proposal that previously constituted a Nomad Superior Proposal ceasing to be a Nomad Superior Proposal. The Company agrees that, subject to the Company’s disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Nomad Superior Proposal), other than the Company’s Representatives, without the Purchaser’s prior written consent. If the Nomad Board determines that such Nomad Acquisition Proposal would cease to be a Nomad Superior Proposal as a result of the amendments proposed by the Purchaser, the Company will forthwith so advise the Purchaser and will promptly thereafter accept the offer by the Purchaser to amend the terms of this Agreement and the Arrangement, and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the Nomad Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Nomad Acquisition Proposal remains a Nomad Superior Proposal and therefore rejects the Purchaser’s offer to amend this Agreement and the Arrangement, if any, the Company may, subject to compliance with the other provisions hereof, make a Nomad Change of Recommendation.

(i) Each successive modification of any Nomad Superior Proposal shall constitute a new Nomad Superior Proposal for the purposes of Section 5.1(f) and shall require a new five full Business Day Superior Proposal Notice Period from the date described in Section 5.1(f)(ii) with respect to such new Nomad Superior Proposal. In circumstances where the Company provides the Purchaser with notice of a Nomad Superior Proposal and all documentation contemplated by Section 5.1(f)(i) on a date that is less than seven Business Days prior to the Nomad Meeting, the Company may, and upon the request of the Purchaser, the Company shall, adjourn or postpone the Nomad Meeting to, either proceed with or postpone the Nomad Meeting to a date that is not more than seven Business Days after the scheduled date of such Nomad Meeting, as directed by the Purchaser, provided, however, that the Nomad Meeting shall not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

(j) The Nomad Board shall reaffirm the Nomad Board Recommendation by news release promptly after (i) the Nomad Board has determined that any Nomad Acquisition Proposal is not a Nomad Superior Proposal if the Nomad Acquisition Proposal has been publicly announced or made; or (ii) the Nomad Board makes the determination referred to in Section 5.1(g) that a Nomad Acquisition Proposal that has been publicly announced or made and which previously constituted a Nomad Superior Proposal has ceased to be a Nomad Superior Proposal. The Purchaser and its outside legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any such news release and the Company shall give reasonable consideration to all amendments to such press release requested by the Purchaser and its outside legal counsel. Such news release shall state that the Nomad Board has determined that such Nomad Acquisition Proposal is not a Nomad Superior Proposal.

(k) The Company will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits the Company from (i) providing or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 5.1 or (ii) providing the Purchaser and its affiliates and Representatives with any other information required to be given to it by the Company under this Section 5.1.

(l) The Company represents and warrants that it has not waived or amended any confidentiality, standstill, non-disclosure or similar agreements, restrictions or covenants to which it or any of its subsidiaries is party. The Company agrees (i) not to release any persons from, or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill provisions in any such confidentiality agreement that the Company entered into prior to the date hereof, (ii) to promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the date hereof or enter into after the date hereof. The Company shall forthwith, if provided for in a confidentiality agreement with such person, request the return or destruction of all information provided to any third party that, has entered into a confidentiality agreement with the Company to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured

(m) Without limiting the generally of the foregoing, the Company shall ensure that its subsidiaries and Representatives are aware of the provisions of this Section 5.1, and the Company shall be responsible for any breach of this Section 5.1 by any of its subsidiaries or Representatives.

5.2	Purchaser Non-Solicitation

(a) Except as expressly contemplated by this Agreement or to the extent that the Company, in its sole and absolute discretion, has otherwise consented to in writing, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, the Purchaser shall not, and shall cause its subsidiaries and Representatives to not, directly or indirectly, including through any other person, make, initiate, solicit, promote, entertain or knowingly encourage (including by way of furnishing or affording access to information or entering into any form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to a Purchaser Acquisition Proposal or that reasonably could be expected to constitute or lead to a Purchaser Acquisition Proposal.

(b) The Purchaser shall, and shall cause its subsidiaries and Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities with any person (other than the Company, its subsidiaries and their respective Representatives) conducted prior to the date hereof by the Purchaser, its subsidiaries or their respective Representatives with respect to any Purchaser Acquisition Proposal or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to a Purchaser

Acquisition Proposal and, in connection therewith, the Purchaser will immediately discontinue access to and disclosure of any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by the Company and its Representatives) and will as soon as possible, and in any event within two Business Days after the date hereof, request, and use its commercially reasonable efforts to exercise all rights it has (or cause its subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding the Purchaser or its subsidiaries previously provided in connection therewith to any person (other than the Company and its Representatives) to the extent such information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled.

(c) Without limiting the generally of the foregoing, the Purchaser shall ensure that its subsidiaries and Representatives are aware of the provisions of this Section 5.2, and the Purchaser shall be responsible for any breach of this Section 5.2 by any of its subsidiaries or Representatives.

5.3	Purchaser Board Recommendation

(a) The Purchaser shall not fail to make, or withdraw, amend, modify or qualify, in a manner adverse to Company or fail to publicly reaffirm (without qualification) the Purchaser Board Recommendation within three Business Days (and in any case prior to the Nomad Meeting) after having been requested in writing by the Company to do so (acting reasonably). Notwithstanding the foregoing, if the Purchaser Board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that a Purchaser Acquisition Proposal made after the date hereof is a Purchaser Superior Proposal and that it could reasonably be expected to result in a violation of its fiduciary duties under applicable Law to continue to recommend that Purchaser Shareholders vote in favour of the Purchaser Shareholders Resolution, then the Purchaser Board may submit the Purchaser Shareholder Resolution to the Purchaser Shareholders without recommendation, or may change the Purchaser Board Recommendation (a “Purchaser Change of Recommendation”), in which event the Purchaser Board may communicate the basis for its lack of recommendation or change in the Purchaser Board Recommendation to the Purchaser Shareholders in the Purchaser Circular, an amendment or supplement thereto or in such other manner as permitted, and to the extent required, by law. For certainty, any Purchaser Change of Recommendation made in accordance with this provision shall not constitute a breach of a covenant or representation or warranty for any purpose under this Agreement including, without limitation, for the purposes of Section 6.1(d)(i).

(b) For greater certainty, notwithstanding any Purchaser Change of Recommendation, unless this Agreement has been terminated in accordance with its terms, the Purchaser shall cause the Purchaser Meeting to occur and the Purchaser Shareholder Resolution to be put to the Purchaser Shareholders thereat for consideration in accordance with this Agreement.

5.4	Termination Fee and Purchaser Termination Fee

(a) “Termination Fee Event” means any of the following events:

(i)

a Nomad Acquisition Proposal shall have been made public or proposed publicly to the Company or the Nomad Shareholders after the date hereof and not withdrawn at least ten (10) Business Days prior to the Nomad Meeting, and:

(A)

either the Company or the Purchaser shall have exercised its respective termination right under Section 6.1(b)(i) [Occurrence of Outside Date] or 6.1(b)(ii) [Failure to Obtain Nomad Shareholder Approval], or the Purchaser shall have exercised its termination right pursuant to Section 6.1(c)(iii) [Breach of Company Representations, Warranties or Covenants] but only, in the case of a termination under Section 6.1(c)(iii), in the event of a termination due to a wilful or intentional breach or fraud by the Company, and

(B)

the Company shall have (x) completed any Nomad Acquisition Proposal within 12 months after this Agreement is terminated or (y) entered into an Acquisition Agreement in respect of any Nomad Acquisition Proposal or the Nomad Board shall have recommended any Nomad Acquisition Proposal, in each case, within 12 months after this Agreement is terminated, which Nomad Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such 12-month period), provided, however, that for the purposes of this Section 5.4(a)(i) all references to “20%” in the definition of Nomad Acquisition Proposal shall be changed to “50%”; or

(ii)	this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(i) [Nomad Change of Recommendation];

(iii)

this Agreement shall have been terminated by either the Company or the Purchaser pursuant to Section 6.1(b)(ii) [Failure to Obtain Nomad Shareholder Approval], following a Nomad Change of Recommendation; or

(iv)	this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(ii) [Breach of Company Non-Solicitation Covenants].

(b) “Purchaser Termination Fee Event” means the following event:

(i)

the Purchaser shall have made a Purchaser Change of Recommendation on the basis that the Purchaser Board has concluded that a Purchaser Acquisition Proposal that been made public or proposed publicly to the Purchaser or the Purchaser Shareholders after the date hereof and prior to the Purchaser Meeting is a Purchaser Superior Proposal and either the Company or the Purchaser shall have exercised its respective termination right under Section 6.1(b)(iii) [Failure to Obtain Purchaser Shareholder Approval] following such Purchaser Change of Recommendation.

(c) If a Termination Fee Event occurs, the Company shall pay to the Purchaser a termination fee of US$20.6 million (the “Termination Fee”) by wire transfer in immediately available funds to an account specified by the Purchaser as follows:

(i)

in the case of a Termination Fee Event referred to in Section 5.4(a)(i), the Company shall pay the Termination Fee to the Purchaser on or prior to completion of the applicable Nomad Acquisition Proposal;

(ii)

in the case of a Termination Fee Event referred to in Section 5.4(a)(ii) and Section 5.4(a)(iv), the Company shall pay the Termination Fee to the Purchaser within one Business Day following such termination; or

(iii)

in the case of a Termination Fee Event referred to in Section 5.4(a)(iii), the Company shall pay the Termination Fee to the Purchaser (A) if the Company terminates the Agreement, concurrently with such termination and (B) if the Purchaser terminated the Agreement, within one Business Day following such termination.

(d) If a Purchaser Termination Fee Event occurs, the Purchaser shall pay to the Company a termination fee of US$23.6 million (the “Purchaser Termination Fee”) by wire transfer in immediately available funds to an account specified by the Company within one Business Day following termination of the Agreement.

(e) Except as otherwise specified herein, each Party will pay its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs, fees and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the others from and against any claim for any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder.

(f) If this Agreement is terminated by the Purchaser or the Company pursuant to Section 6.1(b)(iii) [Failure to Obtain Purchaser Shareholder Approval] in circumstances where the Purchaser Termination Fee would not be payable under Section 5.4(d), the Purchaser shall reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable legal and other advisor fees and filing fees) incurred by the Company and its subsidiaries in connection with or related to the preparation, negotiation, execution and performance of all other matters related to the Arrangement and other transactions contemplated by this Agreement up to a maximum of US$2 million by wire transfer in immediately available funds, to an account specified by the Company, within one Business Day following termination of the Agreement.

(g) Each of the parties acknowledges that the agreements contained in this Section 5.4 are an integral part of the transactions contemplated in this Agreement and that without these agreements, the Parties would not enter into this Agreement. Accordingly, if a Party fails to pay any amount due pursuant to this Section 5.4 when such payment is due and, in order to obtain the payment, the other Party commences a suit which results in a judgment against the defaulting party for the payment of any amount due pursuant to this Section 5.4, the defaulting Party shall, in addition to the payment of any amounts due, pay the other Party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate of The Bank of Nova Scotia in effect on the date such payment was required to be made to and including the date on which such payment was actually received.

(h) Each Party acknowledges that all of the payment amounts set out in this Section 5.4 are payments in consideration for the disposition of the rights of the Party entitled to receive such payment under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to receive such payment will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of an amount pursuant to this Section 5.4 in the manner provided herein is the sole and exclusive remedy of the Party entitled to receive such payment in respect of the event giving rise to such payment, provided, however, that nothing contained in this Section 5.4, and no payment of any such amount, shall relieve or have the effect of relieving a Party in any way from liability for damages incurred or suffered by the other Party as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement and nothing contained in this Section 5.4 shall preclude a Party from seeking injunctive relief in accordance with Section 8.14 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

ARTICLE 6

TERMINATION

6.1	Termination

(a) Termination By Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Company and the Purchaser.

(b) Termination by either the Company or the Purchaser. This Agreement may be terminated by either the Company or the Purchaser at any time prior to the Effective Time:

(i)

if the Effective Time does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)	if the Nomad Meeting is held and the Arrangement Resolution is not approved by the Nomad Shareholders in accordance with applicable Laws and the Interim Order, except that the right to terminate this Agreement under this Section 6.1(b)(ii) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure to receive approval of the Arrangement Resolution by the Nomad Shareholders;

(iii)

if the Purchaser Meeting is held and the Purchaser Shareholder Resolution is not approved by the Purchaser Shareholders in accordance with applicable Laws, except that the right to terminate this Agreement under this Section 6.1(b)(iii) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure to receive approval of the Purchaser Shareholder Resolution by the Purchaser Shareholders; or

(iv)

if any Law is enacted or made that remains in effect and that makes the completion of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable.

(c) Termination by the Purchaser. This Agreement may be terminated by the Purchaser at any time prior to the Effective Time if:

(i)

either (A) the Nomad Board fails to publicly make a recommendation that the Nomad Shareholders vote in favour of the Arrangement Resolution as contemplated in Section 2.5(d) and Section 5.1(j) or the Company or the Nomad Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to the Purchaser the Nomad Board Recommendation (it being understood that publicly taking no position or a neutral position by the Company and/or the Nomad Board with respect to a Nomad Acquisition Proposal for a period exceeding three Business Days after a Nomad Acquisition Proposal has been publicly announced shall be deemed to constitute such a withdrawal, modification, qualification or change), or (B) the Purchaser requests that the Nomad Board reaffirm its recommendation that the Nomad Shareholders vote in favour of the Arrangement Resolution and the Nomad Board shall not have done so by the earlier of (x) the third Business Day following receipt of such request and (y) the Nomad Meeting (each of the foregoing a “Nomad Change of Recommendation”);

(ii)	the Company breaches Section 5.1 in any material respect;

(iii)

subject to compliance with Section 6.3, the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that any wilful breach shall be deemed incapable of being cured and the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; or

(iv)

the Purchaser shall have determined in its sole and absolute discretion that a Material Adverse Effect, or any event, occurrence, circumstance or development that could reasonably be expected to be a Material Adverse Effect, has occurred, in either case with respect to the Company.

(d) Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time if:

(i)

subject to compliance with Section 6.3, if the Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the terms of 6.3, provided, however, that any wilful breach shall be deemed incapable of being cured and the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied; or

(ii)

the Company shall have determined in its sole and absolute discretion that a Material Adverse Effect, or any event, occurrence, circumstance or development that could reasonably be expected to be a Material Adverse Effect, has occurred, in either case with respect to the Purchaser.

6.2	Void upon Termination

If this Agreement is terminated pursuant to Section 6.1, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder, except that (i) any liability of the Company to pay a Termination Fee that is unpaid at the time of termination of this Agreement, (ii) any liability of the Purchaser to pay a Purchaser Termination Fee that is unpaid at the time of termination of this Agreement, and (iii) the provisions of Section 4.2, Section 5.4, this Section 6.2 and Article 8 (other than Section 8.6 and Section 8.9), shall survive any termination hereof pursuant to Section 6.1, provided, however, that neither the termination of this Agreement nor anything contained in Section 5.4 or this Section 6.2 will relieve any Party from any liability for any intentional or wilful breach by it of this Agreement, including any intentional or wilful making of a misrepresentation in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.1.

6.3	Notice and Cure Provisions

If any Party determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, such Party will so notify (a “Termination Notice”) the other Party (the “Breaching Party”) forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date. Neither the Company nor the Purchaser may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 or exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to Article 7 unless forthwith and in any event prior to the Effective Time the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of 15 Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been given prior to the making of the application for the Final Order or the date of the Nomad Meeting or the Purchaser Meeting, such application and/or such meetings, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

ARTICLE 7

CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the mutual consent of the Purchaser and the Company at any time:

(a)	the Arrangement Resolution will have been approved by the Nomad Shareholders at the Nomad Meeting in accordance with the Interim Order and applicable Laws;

(b)	the Purchaser Shareholder Resolution will have been approved by the Purchaser Shareholders at the Purchaser Meeting in accordance with applicable Laws;

(c)

each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(d)	the Transaction Regulatory Approvals will have been obtained and be in full force and effect;

(e)

no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceedings will otherwise have been threatened or taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement or could reasonably be expected to do so;

(f)

the Consideration Shares to be issued pursuant to the Arrangement shall be (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from applicable state securities laws, (ii) shall be freely transferable under applicable U.S. Securities Laws (other than as applicable to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, “affiliates” of Purchaser, as such term is defined in Rule 144 under the U.S. Securities Act), and (iii) shall be registered to the extent required by Section 12(g) of the U.S. Exchange Act;

(g)

the Replacement Options to be issued to Nomad Optionholders in exchange for their Nomad Options pursuant to the Plan of Arrangement shall be exempt from the registration requirements of the U.S. Securities Act in reliance upon the exemption under Section 3(a)(10) of the U.S. Securities Act; and

(h)	this Agreement shall not have been terminated in accordance with its terms.

7.2	Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement will be subject to the satisfaction, or waiver by the Company, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a)	the Purchaser shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of the Purchaser set forth in:

(i)

the Purchaser Fundamental Representations must be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date);

(ii)

Section 3.2(d)(i) (Capitalization) must be true and correct (other than de minimis inaccuracies) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date);

(iii)

Section 3.2 (other than those contained in the Purchaser Fundamental Representations and Section 3.2(d)(i) (Capitalization)) must be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date) except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) a Material Adverse Effect with respect to the Purchaser;

(d)	the Purchaser shall have complied with its obligations under Section 2.12 and the Depositary shall have confirmed receipt of the Consideration Shares; and

(e)

the Company shall have received a certificate of the Purchaser signed by a senior officer of the Purchaser and dated the Effective Date certifying that the conditions set out in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied, which certificate will cease to have any force and effect after the Effective Time.

7.3	Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement will be subject to the satisfaction, or waiver by the Purchaser, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a)	the Company shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of the Company set forth in:

(i)

the Nomad Fundamental Representations must be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date);

(ii)

Section 3.1(g) (Capitalization) must be true and correct (other than de minimis inaccuracies) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date);

(iii)

Section 3.1 (other than those contained in the Nomad Fundamental Representations and Section 3.1(g) (Capitalization)) must be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which shall be determined as of that specified date) except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c)

Nomad Shareholders shall not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Nomad Shareholders representing not more than 5% of the Nomad Shares then outstanding);

(d)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) a Material Adverse Effect with respect to the Company;

(e)

the Purchaser shall have received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying that the conditions set out in Section 7.3(a), Section 7.3(b), Section 7.3(c) (if applicable) and Section 7.3(d) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(f)

all waivers, amendments, consents, permits, approvals, releases, licences or authorizations under or pursuant to any Nomad Material Contract as set out in Section 3.1(e) of the Nomad Disclosure Letter which the Purchaser has determined are necessary in connection with the completion of the Arrangement will have been obtained on terms which are satisfactory to the Purchaser, acting reasonably;

(g)	the Plan of Arrangement shall not have been modified or amended in a manner adverse to the Purchaser without the Purchaser’s consent in its sole and absolute discretion; and

(h)	there shall not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)

prohibition or restriction on the acquisition by the Purchaser of any Nomad Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement;

(ii)	prohibition or material limit on the ownership by the Purchaser of the Company or any material portion of its businesses; or

(iii)

imposition of limitations on the ability of the Purchaser to complete the Arrangement or acquire or hold, or exercise full rights of ownership of, any Nomad Shares, including the right to vote such Nomad Shares.

ARTICLE 8

GENERAL

8.1	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic mail addressed to the recipient as follows:

(a)	if to the Purchaser as follows:

Sandstorm Gold Ltd.

Suite 1400—400 Burrard Street

Vancouver, BC

V6C 3A6

Attention:             Nolan Watson, President & CEO

E-mail:                 [Redacted]

with a copy (which will not, in each case, constitute notice) to:

Cassels Brock & Blackwell LLP

2200 – 885 West Georgia Street

Vancouver, British Columbia V6C 3E8

Attention:            Jennifer Traub and Jen Hansen

Email:                   jtraub@cassels.com and jhansen@cassels.com

and to:

Neal, Gerber & Eisenberg LLP

2 N. LaSalle St.

Chicago, Illinois 60602-3801

Attention:            John Koenigsknecht

Email:                  jkoenigsknecht@nge.com

(b)	if to the Company:

Nomad Royalty Company Ltd.

500-1275 Avenue des Canadiens-de-Montréal

Montréal, Québec H3B 0G4

Attention:           Vincent Metcalfe, CEO

E-mail:                 [Redacted]

with a copy (which will not constitute notice) to:

Fasken Martineau DuMoulin LLP

800 Victoria Square, Suite 3500

P.O. Box 242

Montreal, Québec H4Z 1E9

Attention:             Sébastien Bellefleur and Marie-Josée Neveu

E-mail:                 sbellefleur@fasken.com and mneveu@fasken.com

and to:

Jenner & Block LLP

1155 Avenue of the Americas

New York, New York 10036

Attention:             Martin Glass

Email:                   mglass@jenner.com

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic mail, on the day of transmittal thereof if given during the normal business hours of the recipient and on the next Business Day if not given during such hours on any day.

8.2	Assignment

The Company agrees that the Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of the Purchaser, provided that the Purchaser shall not be relieved from its obligations hereunder. Subject to the foregoing, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

8.3	Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

8.4	Third Party Beneficiaries

(a) Except as provided in Sections 2.5(e), 2.6(e), 4.8(a) and 4.9 and which, without limiting their terms, are intended as stipulations for the benefit of the third persons mentioned in such provisions (such third persons referred to in this Section 8.4 as the “Covered Persons”), and except as provided in Section 8.4(d), the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b) Despite the foregoing, the Purchaser acknowledges to each of the Covered Persons their direct rights against it under Sections 2.5(e), 4.8(a) and 4.9, which are intended for the benefit of, and shall be enforceable by, each Covered Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

(c) Despite the foregoing, the Company acknowledges to each of the Covered Persons their direct rights against it under Sections 2.5(e), which are intended for the benefit of, and shall be enforceable by, each Covered Person, his or her heirs and his or her legal representatives, and for such purpose, the Purchaser confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

(d) In no circumstance shall the consent of any Covered Person be required for the termination or amendment of this Agreement.

8.5	Time of Essence

Time is of the essence of this Agreement.

8.6	Public Announcements

No Party shall issue any press release or otherwise make written public statements with respect to the Arrangement or this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall not make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without prior consultation with the Purchaser, and the Purchaser shall not make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without prior consultation with the Company, provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making the disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, to give notice immediately following the making of any such disclosure or filing, and provided further, however, that, except as otherwise required by Section 5.1, (i) the Company shall have no obligation to obtain the consent of or consult with the Purchaser prior to any press release, public statement, disclosure or filing by the Company with regard to a Nomad Acquisition Proposal, a Nomad Change of Recommendation or in connection with any dispute between the Parties regarding this Agreement, the Arrangement and the transactions contemplated hereby and (ii) the Purchaser shall have no obligation to obtain the consent of or consult with the Company prior to any press release, public statement, disclosure or filing by the Purchaser with regard to a Purchaser Change of Recommendation or in connection with any dispute between the Parties regarding this Agreement, the Arrangement and the transactions contemplated hereby.

8.7	Governing Law; Attornment; Service of Process

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Québec and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Québec in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

8.8	Entire Agreement

This Agreement constitutes, together with the Confidentiality Agreement, the entire agreement between the Parties with respect to the subject matter thereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

8.9	Amendment

(a) Subject to the terms of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Nomad Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Nomad Shareholders, and any such amendment may, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(iii)

waive compliance with or modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties, provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Nomad Shareholders under the Arrangement without their approval at the Nomad Meeting or, following the Nomad Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

8.10	Waiver and Modifications

Any Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Parties (c) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto or (d) waive the fulfillment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party or Parties purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

8.11	Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.12	Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rules of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

8.13	Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

8.14	Injunctive Relief

Subject to Section 5.4(h), the Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived, this being in addition to any other remedy to which a Party may be entitled at law or in equity.

8.15	No Personal Liability

(a) No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Purchaser.

(b) No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Company.

8.16	Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

[Remainder of page has been left intentionally blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SANDSTORM GOLD LTD.

By:	(Signed)
	Name:	Nolan Watson
	Title:	President and Chief Executive Officer

NOMAD ROYALTY COMPANY LTD.

By:	(Signed)
	Name:	Matthew Gollat
	Title:	Director and Chairman of the Special Committee

By:	(Signed)
	Name:	Vincent Metcalfe
	Title:	Chief Executive Officer

SCHEDULE A

FORM OF PLAN OF ARRANGEMENT

Please see next page.

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“affiliate” has the meaning ascribed thereto under the Securities Act (Quebec);

“Arrangement” means the arrangement of the Company under Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated May 1, 2022 between Company and the Purchaser to which this Plan of Arrangement is attached as Schedule A, together with the Schedules attached thereto, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms of thereof;

“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Nomad Shareholders at the Nomad Meeting to approve the Arrangement, to be substantially in the form and content of Schedule B to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Montreal, Québec or Vancouver, British Columbia are authorized or required by applicable Law to be closed;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Company” means Nomad Royalty Company Ltd., a corporation existing under the federal laws of Canada;

“Consideration” means 1.21 of a Purchaser Share for each Nomad Share;

“Consideration Shares” means the Purchaser Shares to be issued as Consideration pursuant to the Arrangement;

“Court” means the Superior Court of Québec, Commercial Division, located in the City of Montréal or other court as applicable;

“Depositary” means Computershare Investor Services Inc. or any other trust company, bank or other financial institution agreed to in writing by the Company and the Purchaser for the purpose of, among other things, exchanging certificates representing Nomad Shares for the Consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” has the meaning specified in Section 5.1;

“Dissent Shares” means Nomad Shares held by a Dissenting Nomad Shareholder and in respect of which the Dissenting Nomad Shareholder has duly and validly exercised Dissent Rights in strict compliance with Article 5 of this Plan of Arrangement;

“Dissenting Nomad Shareholder” means a registered Nomad Shareholder as of the record date for the Nomad Meeting who has duly and validly exercised the Dissent Rights in respect of all Nomad Shares held by such registered Nomad Shareholder and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Eastern time) on the Effective Date, or such other time as the Purchaser and the Company may agree to in writing before the Effective Date;

“Electing Affiliate” means any Former Nomad Shareholder that: (i) immediately following the Effective Time and solely as a consequence of the Arrangement having been completed, (A) receives Purchaser Shares pursuant to the Plan which result in such Nomad Shareholder and its affiliates holding 10% or more of the issued and outstanding Purchaser Shares or (B) otherwise becomes an “affiliate” of the Purchaser within the meaning of Rule 405 under the 1933 Act; (ii) except where the Nomad Shareholder and its affiliates will hold 10% or more of the issued and outstanding Purchaser Shares immediately following the Effective Time, has provided the Purchaser with evidence reasonably satisfactory to the Purchaser that the preceding condition will be met as of the Effective Time; and (iii) has elected in writing to the Purchaser prior to the Effective Time to become bound by a Registration Rights Agreement;

“Exchange Ratio” means 1.21;

“Final Order” means the order of the Court approving the Arrangement under Section 192 of the CBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Former Nomad Shareholders” means, at and following the Effective Time, the holders of Nomad Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 192 of the CBCA, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Nomad Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal to be delivered by the Company to Nomad Shareholders for use in connection with the Arrangement;

“Nomad DSU Plan” means the deferred share unit plan of the Company effective May 29, 2020;

“Nomad DSUs” means the outstanding deferred share units issued under the Nomad DSU Plan;

“Nomad Legacy Option Plan” means the amended and restated stock option plan adopted by Guerrero Ventures Inc. (as the Company then was) on October 28, 2009;

“Nomad Meeting” means the special meeting of the Nomad Shareholders including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Nomad Option In-The-Money Amount” in respect of a Nomad Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Nomad Shares that a holder is entitled to acquire on exercise of such Nomad Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Nomad Shares;

“Nomad Option Plan” means the stock option plan of the Company effective May 29, 2020;

“Nomad Optionholder” means a holder of one or more Nomad Options;

“Nomad Options” means stock options to acquire Nomad Shares granted pursuant to or otherwise subject to the Nomad Option Plan or the Nomad Legacy Option Plan;

“Nomad PSUs” means performance share units issued under the Nomad Share Unit Plan;

“Nomad RSUs” means restricted share units issued under the Nomad Share Unit Plan;

“Nomad Share Unit Plan” means the share unit plan of the Company effective May 29, 2020;

“Nomad Shareholder” means a holder of one or more Nomad Shares;

“Nomad Shares” means the common shares without par value in the capital of the Company;

“Nomad Warrants” means collectively, (i) an aggregate of 19,997,118 common share purchase warrants of the Company expiring November 19, 2022; (ii) an aggregate of 2,000,000 common share purchase warrants of the Company expiring May 13, 2024 and (iii) an aggregate of 2,884,616 common share purchase warrants of the Company expiring July 31, 2022;

“Plan” or “Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, as amended, modified or supplemented from time to time in accordance with the terms hereof and of the Arrangement Agreement, or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Sandstorm Gold Ltd., a corporation incorporated under the laws of the Province of British Columbia;

“Purchaser Shares” means common shares in the capital of the Purchaser;

“Registration Rights Agreement” means the agreement in the form attached to the Nomad circular;

“Replacement Option” has the meaning set out in Section 3.1(f);

“Replacement Option In-The-Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option immediately after the Effective Time exceeds the aggregate exercise price to acquire such Purchaser Shares;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder;

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder; and

“TSX” means the Toronto Stock Exchange.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles, sections, subsections and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction, meaning or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections and subparagraphs are to articles, sections, subsections and subparagraphs of this Plan of Arrangement, and use of the terms “herein”, “hereof” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion of this Plan of Arrangement.

1.3	Number, Gender and Persons

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, trusts, estates, trustees, executors, administrators, legal representatives, governments (including any Governmental Authority), regulatory authorities, syndicate or other entities, whether or not having legal status.

1.4	Date for any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.5	Statutory References

References in this Plan of Arrangement to any statute or sections thereof shall include such statute and all rules and regulations made or promulgated thereunder, as it or they may have been or may from time to time be amended, substituted or re-enacted, unless stated otherwise.

1.6	Currency

In this Plan of Arrangement, unless otherwise stated, all references to sums of money are expressed in lawful money of Canada.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Quebec and the laws of Canada applicable therein.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder. All references to time are to Eastern time.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement constitutes an Arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2	Effect of the Arrangement

At the Effective Time, this Plan of Arrangement and the Arrangement shall, without any further authorization, act or formality on the part of any person, become effective and be binding upon the Purchaser, the Company, the Depositary, all registered and beneficial holders of Nomad Shares, including Dissenting Nomad Shareholders, all registered and beneficial holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants, the registrar and transfer agent in respect of the Nomad Shares, and all other persons.

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 3.1 has become effective in the sequence and at the times set out therein.

ARTICLE 3

ARRANGEMENT

3.1	The Arrangement

Commencing and effective as at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality required on the part of any person, except as otherwise expressly provided herein:

(a)

each Nomad RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent, and such Nomad RSU shall be deemed to be transferred and disposed of by the holder thereof to the Company (free and clear of all Liens) and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad RSU immediately prior to the Effective Time less any amounts withheld pursuant to Section 4.5 and each such holder’s name shall be removed from each applicable register and all agreements relating to the Nomad RSUs shall be terminated and shall be of no further force and effect;

(b)

each Nomad PSU, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Nomad PSU shall be deemed to be transferred and disposed of by the holder thereof to the Company (free and clear of all Liens) and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such Nomad PSU immediately prior to the Effective Time less any amounts withheld pursuant to Section 4.5 and each such holder’s name shall be removed from each applicable register and all agreements relating to the Nomad PSUs shall be terminated and shall be of no further force and effect;

(c)

each Nomad DSU shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for a cash payment equal to the value of the Consideration payable for a Nomad Share, less any less any amounts withheld pursuant to Section 4.5, and each Nomad DSU shall immediately be cancelled;

(d)

immediately prior to the exchange set forth in Section 3.1(e) below, each Dissent Share shall be and shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to the Company (free and clear of any liens, charges or encumbrances of any nature whatsoever) and cancelled and the Company shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 5, and:

(i)

such Dissenting Nomad Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissent Share and to have any rights as a Nomad Shareholder other than the right to be paid the fair value by the Company for such Dissent Share as set out in Section 5.1 out of reserves established by the Company therefore; and

(ii)	such Dissenting Nomad Shareholder’s names shall be, and shall be deemed to be, removed from the register of Nomad Shareholders maintained by or on behalf of the Company;

(e)

each Nomad Share (excluding any Dissent Share) shall be and shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to the Purchaser (free and clear of any liens, charges or encumbrances of any nature whatsoever), in exchange for the Consideration, and:

(i)

each holder of such Nomad Shares shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a Nomad Shareholder other than the right to be paid the Consideration per Nomad Share in accordance with this Plan of Arrangement;

(ii)	the name of each such holder shall be, and shall be deemed to be, removed from the register of Nomad Shareholders maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Nomad Shares (free and clear of any liens, charges or encumbrances of any nature whatsoever) and the register of Nomad Shareholders maintained by or on behalf of the Company shall be, and shall be deemed to be, revised accordingly;

(f)

each Nomad Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall immediately vest to the fullest extent and shall be exchanged for a fully vested option (a “Replacement Option”) to purchase from the Purchaser such number of Purchaser Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Nomad Shares subject to such Nomad Option immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Nomad Share otherwise purchasable pursuant to such Nomad Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio, exercisable until the earlier of (Y) the date that is 18 (eighteen) months following the Effective Date notwithstanding the termination of the holder of the Replacement Option on or after the Effective Time and (Z) the original expiry date of such Nomad Option. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Nomad Option so exchanged, and shall be governed by the terms of the Nomad Option Plan or Nomad Legacy Option Plan, as applicable, and any document evidencing a Nomad Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Nomad Option In-The-Money Amount in respect of the Nomad Option, the exercise price per Purchaser Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Nomad Option In-The-Money Amount in respect of the Nomad Option;

(g)

Purchaser shall cause any other transaction, if any, determined by the Parties, acting reasonably, to be made in connection with the Arrangement in accordance with the Arrangement Agreement to be effectuated, including one or more amalgamations of the Company (or any resulting person in any such amalgamation) with one or more wholly owned subsidiaries of Purchaser; and

(h)

each Electing Affiliate and the Purchaser shall be deemed to be and shall be bound by a Registration Rights Agreement and each Registration Rights Agreement shall become effective in accordance with its terms without the need for any further act or formality.

The exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2	Nomad Warrants

In accordance with the terms of each of the Nomad Warrants, each holder of a Nomad Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Nomad Warrant, in lieu of Nomad Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Nomad Shares to which such holder would have been entitled if such holder had exercised such holder’s Nomad Warrants immediately prior to the Effective Time. Each Nomad Warrant shall continue to be governed by and be subject to the terms of the applicable Nomad Warrant certificate or indenture, as applicable, subject to any supplemental exercise documents issued by the Purchaser to holders of Nomad Warrants to facilitate the exercise of the Nomad Warrants and the payment of the corresponding portion of the exercise price thereof. Holders of Nomad Warrants will be advised that securities issuable upon the exercise of the Nomad Warrants, if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

3.3	Adjustments to Consideration

The Consideration payable to a Nomad Shareholder pursuant to Section 3.1(e)) will be adjusted to reflect fully the effect of any stock split, reverse stock split, dividend (including any dividend or distribution of securities convertible into Nomad Shares), consolidation, reorganization, recapitalization, subdivision or other like change with respect to Nomad Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

3.4	Deemed Fully Paid and Non-Assessable Shares

All Purchaser Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.1	Payment and Delivery of Consideration

(a)

Following receipt of the Final Order and prior to filing of the Articles of Arrangement, the Purchaser shall deliver or cause to be delivered to the Depositary, for the benefit of applicable holders of Nomad Shares, sufficient Purchaser Shares to satisfy the aggregate Consideration payable to the Nomad Shareholders in accordance with Section 3.1, which Purchaser Shares shall be held by the Depositary as agent and nominee for such Former Nomad Shareholders for distribution to such Former Nomad Shareholders in accordance with the provisions of this Article 4.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Nomad Shares, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the Nomad Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Former Nomad Shareholder, the Consideration that such Former Nomad Shareholder has the right to receive under this Plan of Arrangement for such Nomad Shares, less any amounts withheld pursuant to Section 4.5, and any certificate so surrendered shall forthwith be cancelled.

(c)

Until surrendered for cancellation as contemplated by Section 4.1(b), each certificate that immediately prior to the Effective Time represented one or more Nomad Shares (other than Dissent Shares or Nomad Shares held by the Purchaser or any of its affiliates) shall be deemed after the Effective Time to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 4.5.

(d)

No Nomad Shareholder shall be entitled to receive any consideration with respect to such Nomad Shares other than the Consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1, and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(e)

Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such Former Nomad Shareholder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

(f)

After the Effective Time, each certificate formerly representing Nomad Options will be deemed to represent Replacement Options as provided in Section 3.1, provided that upon any transfer of such certificate formerly representing Nomad Options after the Effective Time, the Purchaser shall issue a new certificate representing the relevant Replacement Options and such certificate formerly representing Nomad Options shall be deemed to be cancelled.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Nomad Shares that were transferred pursuant to Section 3.1(e) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment or delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	No Fractional Consideration

In no event shall any holder of Nomad Shares be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a Nomad Shareholder as Consideration under the Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Nomad Shareholder shall be rounded down to the nearest whole Purchaser Share.

4.4	Post-Effective Time Dividends and Distributions

No dividend or other distribution declared or paid after the Effective Time with respect to Purchaser Shares shall be delivered to the holder of any certificate formerly representing Nomad Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable law and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Purchaser Shares to which such holder is entitled in respect of such holder’s Consideration.

4.5	Withholding Rights

The Company, the Purchaser and the Depositary, as applicable, will be entitled to deduct and withhold from any consideration otherwise payable or deliverable to any person under this Plan of Arrangement (including, without limitation, any payments to Dissenting Nomad Shareholders, holders of Nomad PSUs, Nomad RSUs or Nomad DSUs), such amounts as the Company, the Purchaser or the Depositary, as applicable, is required to deduct and withhold, or reasonably believe to be required to deduct and withhold, with respect to such payment or delivery under any provision of any Laws in respect of Taxes. For the purposes hereof, all such withheld amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder. To the extent the amount required to be deducted or withheld from any consideration payable or otherwise deliverable to any person hereunder exceeds the amount of cash consideration, if any, otherwise payable to the person as is necessary to provide sufficient funds to enable the Company, which non-cash consideration withheld shall for all purposes be deemed to have been transferred to such person hereunder and sold at such person’s direction by the Purchaser or the Depositary, as the case may be, to comply with all deduction or withholding requirements applicable to it. The non-cash consideration withheld shall for all purposes be deemed to have been transferred to such person hereunder and sold at such person’s direction by the Company, the Purchaser or the Depositary. The Company, the Purchaser or the Depository shall notify such person and remit to such person any unapplied balance of the net proceeds of such sale.

4.6	Extinction of Rights

If any Former Nomad Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 4.1 or Section 4.2 in order for such Former

Nomad Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date: (a) such former holder will be deemed to have donated and forfeited to the Purchaser or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (b) any certificate representing Nomad Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

4.7	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.8	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Nomad Shares, Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants issued prior to the Effective Time; (b) the rights and obligations of the holders of Nomad Shares (other than the Purchaser or any of its affiliates), Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Nomad Shares, Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs or Nomad Warrants shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

4.9	Calculations

All calculations and determinations made by the Purchaser, the Company or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

ARTICLE 5

DISSENTING NOMAD SHAREHOLDERS

5.1	Dissent Rights

(a)

Each registered Nomad Shareholder as of the record date for the Nomad Meeting may exercise rights of dissent with respect to all Nomad Shares held by such Nomad Shareholder as registered holder thereof as of such date in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 5.1 (“Dissent Rights”), provided that, notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution contemplated by Section 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. on the Business Day that is two Business Days before the date of the Nomad Meeting (as it may be adjourned or postponed from time to time) and provided further that any Dissenting Nomad Shareholders who duly exercise such Dissent Rights and who:

(i)

are ultimately determined to be entitled to be paid fair value from the Company with Company funds for the Dissenting Shares in respect of which they have exercised Dissent Rights, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be deemed to have irrevocably transferred such Dissent Shares to the Company and cancelled pursuant to Section 3.1(d) in consideration of such fair value solely from reserves established by the Company therefore prior to the Effective Time; or

(ii)

are ultimately not entitled, for any reason, to be paid by the Company the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Nomad Shares on the same basis as a non-dissenting Nomad Shareholder and shall be entitled to receive only the Consideration from the Purchaser in the same manner as such non-dissenting Nomad Shareholders.

(b)

In no event shall the Purchaser or the Company or any other person be required to recognize a Dissenting Nomad Shareholder as a registered or beneficial owner of Nomad Shares or any interest therein (other than the rights set out in this Section 5.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Nomad Shareholders shall be deleted from the central securities register of the Company.

(c)

For greater certainty, in addition to any other restrictions in the Interim Order and under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Nomad Shareholders who vote or have instructed a proxyholder to vote such Nomad Shares in favour of the Arrangement Resolution (but only in respect of such Nomad Shares); and (ii) holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs or Nomad Warrants.

ARTICLE 6

AMENDMENTS

6.1	Amendments

(a)

The Purchaser and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of the Purchaser and the Company (each acting reasonably) and filed with the Court, and, if made following the Nomad Meeting, then: (i) approved by the Court; and (ii) communicated to the Nomad Shareholders and holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Purchaser and the Company (each acting reasonably), may be proposed by Purchaser and the Company at any time prior to or at the Nomad Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Nomad Meeting shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Nomad Meeting will be effective only if: (i) it is agreed to in writing by each of the Purchaser and the Company (each acting reasonably) and (ii) if required by the Court, by some or all of the Nomad Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by the Purchaser and the Company without the approval of or communication to the Court or the Nomad Shareholders and holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and the Company is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Nomad Shareholders and holders of Nomad Options, Nomad RSUs, Nomad PSUs, Nomad DSUs and Nomad Warrants.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLE 8

U.S. SECURITIES LAW EXEMPTION

8.1	U.S. Securities Law Exemptions

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all: (a) Consideration Shares issued under the Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (b) Replacement Options to be issued to holders of Nomad Options in exchange for Nomad Options outstanding immediately prior to the Effective Time, pursuant to the Plan of Arrangement, whether in the United States, Canada or any other country, will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. Nomad Optionholders entitled to receive Replacement Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Purchaser in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying Purchaser Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the U.S. or to a person in the U.S. in reliance upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A.

The arrangement (as it may be modified or amended, the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Nomad Royalty Company Ltd. (the “Company”) and Sandstorm Gold Ltd. (“Purchaser”), all as more particularly described and set forth in the management information circular of the Company dated [●], 2022 (the “Information Circular”) accompanying the notice of this meeting, and as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement dated May 1, 2022 between the Company and the Purchaser (as it may be amended, modified or supplemented, the “Arrangement Agreement”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

B.

The plan of arrangement involving the Company (as it may be modified, amended or supplemented, the “Plan of Arrangement”), the full text of which is set out in Appendix [●] to the Information Circular, is hereby authorized, approved and adopted.

C.

The Arrangement Agreement and the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement any amendments, modifications or supplements thereto, and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

D.

The Company is hereby authorized to apply for a final order from the Superior Court of Québec (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

E.

Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders and optionholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered without further notice to or approval of any shareholders or optionholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

F.

Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement and transactions contemplated thereby in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents.

B-1

G.

Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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SCHEDULE C

PURCHASER SHAREHOLDER RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

A.

Sandstorm Gold Ltd. (the “Purchaser”) is hereby authorized to issue such number of common shares in the capital of the Purchaser (the “Common Shares”) as is necessary to allow the Company to acquire 100% of the issued and outstanding common shares of Nomad Royalty Company Ltd. (“Nomad”) pursuant to a plan of arrangement (as it may be modified, amended or supplemented, the “Plan of Arrangement”) in accordance with the arrangement agreement dated May 1, 2022 between the Purchaser and Nomad (as it may be amended, modified or supplemented, the “Arrangement Agreement”), as more particularly described in the management information circular of the Purchaser dated [●], 2022, including, but not limited to, the issuance of Common Shares upon the exercise of convertible securities of Nomad and the issuance of Common Shares for any other matters contemplated by or related to the Arrangement.

B.

Notwithstanding that this resolution has been passed by shareholders of the Purchaser, the directors of the Purchaser are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of the Purchaser.

C.

Any director or officer of the Purchaser is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Purchaser, to execute or cause to be executed, under the seal of the Purchaser or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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